File No. 33-
                                                     CIK #896715

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact name of Trust:         Insured Municipals Income Trust and
                                Investors' Quality Tax-Exempt Trust,
                                  Multi-Series 236

B. Name of Depositor:           Van Kampen Merritt Inc.

C. Complete address of Depositor's principal executive offices:

                           One Parkview Plaza
                           Oakbrook Terrace, Illinois  60181

D  Name and complete address of agents for service:

      Van Kampen Merritt Inc.                 Chapman and Cutler
      Attention:  John C. Merritt, Chairman   Attention:  Mark J.Kneedy
      One Parkview Plaza                      111 West Monroe Street
      Oakbrook Terrace, Illinois  60181       Chicago, Illinois  60603

E. Title and amount of securities being registered:  1,000* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1,020 per Unit**): $1,020,000

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of the proposed maximum aggregate offering price to the public: $351.72

H. Approximate date of proposed sale to the public:

             as soon as practicable after the Effective Date
                      of the Registration Statement
_________________________________________________________________________
_______________
*  500   Units registered for primary distribution.
   500 Units registered for resale by Depositor of Units previously sold in primary distribution
**Estimated solely for the purpose of calculating the registration  fee.


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 236


                         Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust              )
   (b)  Title of securities issued )  Prospectus Front Cover Page

2. Name and address of Depositor   )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

3. Name and address of Trustee     )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Trust Administration

4. Name and address of principal   )  Underwriting
     underwriter                   )

5. Organization of trust           )  Introduction

6. Execution and termination of    )  Introduction
     Trust Indenture and Agreement )  Trust Administration

7. Changes of Name                 )  *

8. Fiscal year                     )  *

9. Material Litigation             )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding  )    Introduction
    trust's securities and rights  )    Unitholder Explanations
      of security holders          )  Trust Information
                                   )  Trust Administration

11. Type of securities comprising  )    Introduction
      units                        )  Trust Information
                                   )  Trust Portfolios

12. Certain information regarding  )    *
    periodic payment certificates  )

13. (a)  Load, fees, charges and   )    Introduction
      expenses                     )  Summary of Essential Financial
                                   )    Information
                                   )  Unitholder Explanations
                                   )  Trust Information
                                   )  Trust Administration

    (b)Certain information regard- )    *
       ing periodic payment plan   )
           certificates            )

    (c)  Certain percentages       )  Introduction
                                   )  Summary of Essential Financial
                                   )  Information
                                   )  Unitholder Explanations

    (d)  Certain other fees,       )  Unitholder Explanations
           expenses or charges     )  Trust Administration
           payable by holders      )

    (e)  Certain profits to be     )  Unitholder Explanations
           received by depositor,  )  Underwriting
           principal underwriter,  )  Notes to Portfolios
           trustee or affiliated   )
           persons                 )

    (f)  Ratio of annual charges   )    *
           to income               )

14. Issuance of trust's securities )   Unitholder Explanations

15.Receipt and handling of payments)    *
      from purchasers              )

16. Acquisition and disposition of )  Introduction
      underlying securities        )  Unitholder Explanations
                                   )  Trust Administration

17. Withdrawal or redemption       )  Unitholder Explanations
                                   )  Trust Administration

18. (a)  Receipt and disposition   )  Introduction
      of income                    )  Unitholder Explanations

    (b)  Reinvestment of distribu- )    *
           tions                   )

    (c)  Reserves or special funds )  Unitholder Explanations
                                   )  Trust Administration

    (d)  Schedule of distributions )    *

19. Records, accounts and reports  )    Unitholder Explanations
                                   )  Trust Administration

20.Certain miscellaneous provisions)    Trust Administration
      of Trust Agreement           )

21. Loans to security holders      )  *

22. Limitations on liability       )  Trust Portfolios
                                   )  Trust Administration

23. Bonding arrangements           )  *

24. Other material provisions of   )    *
      trust indenture or agreement )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor      )  Trust Administration

26. Fees received by Depositor     )  Trust Administration

27. Business of Depositor          )  Trust Administration

28. Certain information as to      )
      officials and affiliated     )  *
      persons of Depositor         )

29. Companies owning securities of )    *
      Depositor                    )

30.Controlling persons of Depositor)    *

31. Compensation of Directors      )  *

32. Compensation of Directors      )  *

33. Compensation of Employees      )  *

34. Compensation to other persons  )    Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's       )  Introduction
      securities by states        )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's)    *
      securities                  )

37. Revocation of authority to    )  *
      distribute                  )

38. (a)  Method of distribution   )

    (b)  Underwriting agreements  )    Unitholder Explanations

    (c)  Selling agreements       )

39. (a)  Organization of principal)
           underwriter            )
                                  )  Trust Administration
    (b)  N.A.S.D. membership by   )
           principal underwriter  )

40. Certain fees received by      )  *
      principal underwriter       )
41. (a)  Business of principal    )  Trust Administration
      underwriter                 )

    (b)Branch offices of principal)    *
      underwriter                 )

    (c)  Salesmen of principal    )  *
      underwriter                 )

42. Ownership of securities of the)    *
      trust                       )

43. Certain brokerage commissions )
      received by principal       )  *
      underwriter                 )

44. (a)  Method of valuation      )  Introduction
                                  )  Summary of Essential Financial
                                  )    Information
                                  )  Unitholder Explanations
                                  )  Trust Administration

    (b)  Schedule as to offering  )    *
           price                  )

    (c)Variation in offering price)    Unitholder Explanations
           to certain persons     )

45.Suspension of redemption rights)    *

46. (a)  Redemption valuation     )  Unitholder Explanations
                                  )  Trust Administration

    (b)  Schedule as to redemption)    *
      price                       )

47. Purchase and sale of interests)    Unitholder Explanations
      in underlying securities    )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of)    Trust Administration
      trustee                     )
49. Fees and expenses of trustee  )    Summary of Essential Financial
                                  )    Information
                                  )  Trust Administration

50. Trustee's lien                )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51.Insurance of holders of trust's)
      securities                  )  *


                       VII.  Policy of Registrant

52. (a) Provisions of trust agree )
           ment with respect to   )
           replacement or elimi-  )    Trust Administration
           nation of portfolio    )
           securities             )

    (b)  Transactions involving   )
         elimination of underlying)    *
           securities             )

    (c)Policy regarding substitu- )    Trust Administration
           tion or elimination of )
           underlying securities  )

    (d)  Fundamental policy not   )  *
           otherwise covered      )

53. Tax Status of trust           )  Trust Information
                                  )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during    )  *
      last ten years             )

55.                              )
                                 )

56. Certain information regarding)    *
                                 )

57. Periodic payment certificates)

58.                              )

59Financial statements (Instruc- )    Other Matters
      tions 1(c) to Form S-6)    )


__________________________________
* Inapplicable, omitted, answer negative or not required

              Preliminary Prospectus Dated October 7, 1994

                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust


1,000 Units                                           Multi-Series 236
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.



September 29, 1994

Van Kampen Merritt

Insured Municipals Income Trust
and Investors' Quality Tax-Exempt Trust, Multi-Series 233

California IM-IT 132
Florida IM-IT Intermediate
  Laddered Maturity Series 10
Florida IM-IT 84
New Jersey IM-IT Intermediate
  Laddered Maturity Series 4
Pennsylvania IM-IT 193
Texas IM-IT Intermediate
  Laddered Maturity Series 1
Texas IM-IT 38
North Carolina Quality 77

In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of eight underlying separate unit investment trusts designated as California Insured Municipals Income Trust, Series 132 (the "California IM-IT
Trust"), Florida IM-IT Intermediate Laddered Maturity Series 10 (the "
Florida IM-IT Intermediate Laddered Maturity Trust"), Florida Insured Municipals Income Trust, Series 84 (the "Florida IM-IT Trust"), New
Jersey IM-IT Intermediate Laddered Maturity Series 4 (the "New Jersey
IM-IT Intermediate Laddered Maturity Trust"), Pennsylvania Insured
Municipals Income Trust, Series 193 (the "Pennsylvania IM-IT Trust"),
Texas IM-IT Intermediate Laddered Maturity Series 1 (the "Texas IM-IT Intermediate Laddered Maturity Trust"), Texas Insured Municipals Income
Trust, Series 38 (the "Texas IM-IT Trust") and North Carolina
Investors' Quality Tax-Exempt Trust, Series 77 (the "North Carolina
Quality Trust"). The various trusts are collectively referred to herein as the "Trusts", the California IM-IT, Florida IM-IT Intermediate
Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts are sometimes collectively referred to herein as the "State Trusts", while the California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity and Texas IM-IT Trusts are sometimes collectively referred to herein as the "Insured Trusts", the Florida IM-IT Intermediate
Laddered Maturity, New Jersey IM-IT Intermediate Laddered Maturity and Texas IM-IT Intermediate Laddered Maturity Trusts are sometimes collectively referred to herein as the "State Intermediate Laddered Maturity Trusts"
 and the North Carolina Quality Trust is sometimes referred to herein as the "Quality Trust". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds"or "
Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

"AAA"Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"on page 21. Insurance obtained by an Insured
Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA"by Standard & Poor's Corporation. Standard & Poor's
Corporation has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "
Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus Purchased Interest and accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price (excluding Purchased Interest) and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial Information".
For sales charges in the secondary market, see "Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information"for each Trust. See "Unitholder Explanations--Public
Offering".



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.



THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Return and Estimated Long-Term Return to Unitholders as of the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) were as set forth under "Per Unit Information"for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information"for each Trust.

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distributions. Purchasers of Units will receive distributions on a monthly basis. See "Unitholder Explanations--Settlement of Bonds in the Trusts"
. Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen Merritt Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus Purchased Interest; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus Purchased Interest. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus Purchased Interest (see "Unitholder Explanations--Public Offering--Redemption of Units"and "Unitholder Explanations--Public Offering--Market for
Units").

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option".

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors".





INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
Multi-Series 233

Summary of Essential Financial Information

At the Close of Business on the day before the Date of Deposit:
September 28, 1994
(except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit: September 29, 1994)

Sponsor:   Van Kampen Merritt Inc.
Evaluator: American Portfolio Evaluation Services
           (A division of a subsidiary of the Sponsor)
Trustee:   The Bank of New York

                                                                         Florida                     New Jersey
                                                                         IM-IT                       IM-IT
                                                                         Intermediate                Intermediate
                                                           California    Laddered      Florida       Laddered
GENERAL INFORMATION                                        IM-IT Trust   Maturity Trust IM-IT Trust   Maturity Trust
Principal Amount (Par Value) of Securities in Trust....... $   3,135,000 $   3,000,000 $   3,080,000 $   3,000,000
Number of Units...........................................         3,072         3,000         3,147         3,000
                                                                      1/            1/            1/            1/
Fractional Undivided Interest in the Trust per Unit ......         3,072         3,000         3,147         3,000
Principal Amount (Par Value) of Securities per Unit<F1>... $    1,020.51 $    1,000.00 $      978.71 $    1,000.00
Public Offering Price: ...................................
 Aggregate Offering Price of Securities in Portfolio...... $   2,892,475 $   2,958,438 $   2,963,329 $   2,972,661
 Aggregate Offering Price of Securities per Unit.......... $      941.56 $      986.15 $      941.64 $      990.89
 Sales Charge <F2>........................................ $       48.51 $       30.49 $       48.51 $       30.64
 Purchased Interest <F3>.................................. $      30,506 $      21,812 $      30,995 $      24,163
 Purchased Interest per Unit <F3>......................... $        9.93 $        7.27 $        9.85 $        8.05
 Public Offering Price per Unit <F3>...................... $    1,000.00 $    1,023.91 $    1,000.00 $    1,029.58
Redemption Price per Unit, including Purchased
 Interest <F3>............................................ $      943.50 $      986.05 $      943.99 $      991.45
Secondary Market Repurchase Price per Unit,
 including Purchased Interest <F3>........................ $      951.49 $      993.42 $      951.49 $      998.94
Excess of Public Offering Price per Unit Over
 Redemption Price per Unit................................ $       56.50 $       37.86 $       56.01 $       38.13
Excess of Sponsor's Initial Repurchase Price per Unit
 Over Redemption Price per Unit........................... $        7.99 $        7.37 $        7.50 $        7.49
Minimum Value of the Trust under which Trust
 Agreement may be terminated.............................. $     627,000 $     600,000 $     616,000 $     600,000



Minimum Principal Distribution..........$1.00 per Unit
First Settlement Date...................October 6, 1994
Evaluator's Annual Supervisory Fee......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee<F4>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short
Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents
$1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows:
a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT
Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust or a
State Intermediate Laddered Maturity Trust - 3.0% (3.093%).

<F3>Purchased Interest is a portion of the unpaid interest that has accrued on the
Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering--Market for Units."

<F4>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.





INSURED MUNICIPALS INCOME TRUST
AND INVESTORS' QUALITY TAX-EXEMPT TRUST,
Multi-Series 233

Summary of Essential Financial Information (Continued)

     At the Close of Business on the day before the Date of Deposit:
September 28, 1994
(except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit: September 29, 1994)

Sponsor:   Van Kampen Merritt Inc.
Evaluator: American Portfolio Evaluation Services
           (A division of a subsidiary of the Sponsor)
Trustee:   The Bank of New York

                                                                         Texas
                                                                         IM-IT
                                                                         Intermediate
                                                           Pennsylvania  Laddered      Texas         North Carolina
GENERAL INFORMATION                                        IM-IT Trust   Maturity Trust IM-IT Trust   Quality Trust
Principal Amount (Par Value) of Securities in Trust....... $   3,100,000 $   3,000,000 $   3,055,000 $   3,000,000
Number of Units...........................................         3,055         3,000         3,039         2,949
                                                                      1/            1/            1/            1/
Fractional Undivided Interest in the Trust per Unit ......         3,055         3,000         3,039         2,949
Principal Amount (Par Value) of Securities per Unit<F1>... $    1,014.73 $    1,000.00 $    1,005.26 $    1,017.29
Public Offering Price: ...................................
 Aggregate Offering Price of Securities in Portfolio...... $   2,876,269 $   2,964,250 $   2,861,320 $   2,777,151
                                                                     941
 Aggregate Offering Price of Securities per Unit.......... $         .50 $      988.08 $      941.53 $      941.73
 Sales Charge <F2>........................................ $       48.50 $       30.56 $       48.51 $       48.52
 Purchased Interest <F3>.................................. $      30,550 $      24,599 $      30,259 $      28,763
 Purchased Interest per Unit <F3>......................... $       10.00 $        8.20 $        9.96 $        9.75
 Public Offering Price per Unit <F3>...................... $    1,000.00 $    1,026.84 $    1,000.00 $    1,000.00
Redemption Price per Unit, including Purchased
 Interest <F3>............................................ $      944.10 $      988.77 $      943.69 $      943.90
Secondary Market Repurchase Price per Unit,
 including Purchased Interest <F3>........................ $      951.50 $      996.28 $      951.49 $      951.48
Excess of Public Offering Price per Unit Over
 Redemption Price per Unit................................ $       55.90 $       38.07 $       56.31 $       56.10
Excess of Sponsor's Initial Repurchase Price per Unit
 Over Redemption Price per Unit........................... $        7.40 $        7.51 $        7.80 $        7.58
Minimum Value of the Trust under which Trust
 Agreement may be terminated.............................. $     620,000 $     600,000 $     611,000 $     600,000





Minimum Principal Distribution..........$1.00 per Unit
First Settlement Date...................October 6, 1994
Evaluator's Annual Supervisory Fee......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee<F4>...$0.30 per $1,000 principal amount of Bonds


Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.


<F1>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and
IM-IT Short Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents $1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F2>Sales charges for the Trusts, expressed as a percentage of the Public
Offering Price per Unit (excluding Purchased Interest) and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity Trust - 3.0% (3.093%).

<F3> Purchased Interest is a portion of the unpaid interest that has accrued on the Bonds from the later of the last payment date on the Bonds or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price other than the Purchased Interest already included therein. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering--Market for Units."

<F4>Such fee is based on the outstanding principal amount of Securities in each Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.


SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 233 (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the " Trust Agreement"), dated the Date of Deposit, among Van Kampen Merritt Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of eight separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under "General Information--Principal Amount (Par Value) of Securities in Trust"in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under "Summary of Essential Financial Information."Unless otherwise terminated as provided herein, the Trust Agreement for any State Trust (other than a State Intermediate Laddered Maturity Trust) will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any State Trust (other than a State Intermediate Laddered Maturity Trust) consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued"or "delayed delivery"basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit Information"for the applicable Trust. Holders of the Units will be " at risk"with respect to all Securities in the portfolios including " when, as and if issued"and "delayed delivery"Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds"below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty"or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2)
Financial Guaranty, (3) Municipal Bond Investors Assurance Corporation (" MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5)
National Union Fire Insurance Company of Pittsburgh, PA. ("National
Union"), (6) Capital Guaranty Insurance Company ("Capital Guaranty"
), (7) Capital Markets Assurance Corporation ("CapMAC") and/or (8)
Financial Security Assurance Inc. ("Financial Security"or "
FSA") (collectively, the "Preinsured Bond Insurers") (see "
Unitholder Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's Corporation rating of "BBB-"or at least the Moody's Investors
Service, Inc. rating of "Baa", which in brief represent the lowest ratings for securities of investment grade (see "Other
Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA"rating by Standard &
Poor's Corporation. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's Corporation rating of the Securities was in no case less than "BBB-"in the case of the Insured Trusts and "A-"in the case of the Quality Trusts, or the Moody's Investors Service, Inc. rating of the Securities was in no case less than "Baa"in the case of the Insured Trusts and "A"in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see " Trust Administration--Fund Administration and Expenses--Portfolio Administration").

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General"for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA"rating of the Units of each of the Insured Trusts would not be affected. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth"zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General"for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation"clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation"lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college"age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General"for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General"for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds") to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of a State Trust (other than a State Intermediate Laddered Maturity Trust) or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund", (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be " when, as and if issued"bonds, (v) must be rated "BBB-"or better in the case of the Insured Trusts and "A-"or better in the case of the Quality Trusts by Standard & Poor's Corporation or "Baa"or better in the case of the Insured Trusts and "A"or better in the case of the Quality Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal, Purchased Interest and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio"for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made monthly. The first such distribution will be in the amount indicated under "Per Unit Information"for the applicable Trust and will be made on the fifteenth day of the month indicated under "
Initial Distribution"therein to Unitholders of record on the first day of such month. Distribution of funds from the Principal Account, if any, will also be made monthly, except under certain special circumstances (see " Unitholder Explanations--Public Offering--Distributions of Interest and Principal").

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Return and the Estimated Long-Term Return were as set forth in the "Per Unit Information"for each Trust. Estimated
Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed (1) the amounts paid by Unitholders and (2) the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued"Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit
Information"for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information"for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

The beginning interest date for each Trust is October 6, 1994. The first record date for each Trust (November 1, 1994) is 25 days from such date. The daily rates of estimated net annual interest income per Unit are $.15984, $.12883, $.15867, $.13388, $.16085, $.13414, $.16015 and $.15670 for the
California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts, respectively. This amounts to $4.00, $3.22, $3.97, $3.35, $4.02,
$3.35, $4.00 and $3.92 for the California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts, respectively.

Utilizing the preceding information, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the California IM-IT Trust:

The California IM-IT Trust accrues

$4.00 to the first record date plus

$48.00 which is 10 normal distributions at $4.80, and finally adding

$5.54 which has accrued from September 1, 1995 until October 6, 1995 which completes the 360 day cycle (35 days times the daily factor)

Total $57.54 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 5.75% Estimated Current Return as of the Date of Deposit.

PURCHASED AND ACCRUED INTEREST

Purchased Interest. Purchased Interest is a portion of the unpaid interest that has accrued on the Securities from the later of the last payment date on the Securities or the date of issuance thereof through the First Settlement Date and is included in the calculation of the Public Offering Price. Purchased Interest will be distributed to Unitholders as Units are redeemed or Securities mature or are called. See "Summary of Essential Financial Information"for the amount of Purchased Interest per Unit for each Trust. Purchased Interest is an element of the price Unitholders will receive in connection with the sale or redemption of Units prior to the termination of the Trust.

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

As indicated in "Purchased Interest", accrued interest as of the First Settlement Date includes Purchased Interest. In an effort to reduce the amount of Purchased Interest which would otherwise have to be paid by Unitholders, the Trustee may advance a portion of such accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement (other than the Purchased Interest already included therein), less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the Purchased Interest and accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds (including Purchased Interest) held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING

General. Units are offered at the Public Offering Price which includes Purchased Interest. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (excluding Purchased Interest) (5.152% of the aggregate offering price of the Securities) for a State Trust (other than a State Intermediate Laddered Maturity Trust), 4.3% of the Public Offering Price (excluding Purchased Interest) (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (excluding Purchased Interest) (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust and 3.0% of the Public Offering Price (excluding Purchased Interest) (3.093% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust or a State Intermediate Laddered Maturity Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case Purchased Interest and accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Bonds are subject to a "mandatory tender", in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:



                     Sales Charge Years To Maturity    Sales Charge
Years To Maturity
1                       1.523%   9                      4.712%
2                       2.041   10                      4.932
3                       2.564   11                      4.932
4                       3.199   12                      4.932
5                       3.842   13                      5.374
6                       4.058   14                      5.374
7                       4.275   15                      5.374
8                       4.493   16 to 30                6.045


The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price (excluding Purchased Interest), the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 5.10%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                       Dollar Amount of Sales
                       Charge Reduction Per Unit
                       State
                       (other than a
                       State Intermediate
                       Laddered Maturity
Aggregate Number of    Trust)
Units Purchased        and National
                       Quality Trusts              Other Trusts
100-249 Units......... $    4.00                   $    4.00
250-499 Units......... $    6.00                   $    6.00
500-999 Units......... $   14.00                   $    9.00
1,000 or more Units... $   19.00                   $   11.00




Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen Merritt-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "
Initial Purchase Date") or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen Merritt Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information"in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities plus Purchased Interest and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). Such price determination as of the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Services, Inc., a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the Pennsylvania IM-IT Trust as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities plus Purchased Interest and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price (excluding Purchased Interest). For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus Purchased Interest and interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus Purchased Interest and accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "
Notes to Portfolios".

Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made five business days following such order or shortly thereafter. See "Redemption of Units"below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust and the amount of Purchased Interest for each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus Purchased Interest plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus Purchased Interest and any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units"below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents Purchased Interest and/or accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price"above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information"for the applicable
Trust, and thereafter as of the record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net Annual interest Income in the Interest Account of such Trust after deducting estimated expenses. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen Merritt Inc. (except Unitholders of a New York IM-IT Trust or a New York IM-IT Intermediate Laddered Maturity Trust), may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any of the open ended mutual funds (except for B shares) listed under "Trust Administration--Sponsor" which are registered in the Unitholder's state of residence. New York IM-IT Trust and New York IM-IT Intermediate Laddered Maturity Trust Unitholders, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen Merritt Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen Merritt Money Market Fund or the Van Kampen Merritt Tax Free Money Fund in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen Merritt Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the seventh calendar day following such tender, or if the seventh calendar day is not a business day, on the first business day prior thereto, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender"is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding"in the event the Trustee has not been previously provided such number.

Purchased Interest and accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds and Purchased Interest in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities and Purchased Interest in such Trust) by the amount shown under "Summary of Essential Financial Information".
While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) Purchased Interest for each Trust and (iv) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public
Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price"above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, the amount of Purchased Interest, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued"interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio"for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due"generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price"herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

AMBAC Indemnity Corporation ("AMBAC Indemnity") is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $1,988,000,000 (unaudited) and statutory capital of approximately $1,148,000,000 (unaudited) as of March 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's Corporation have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

Municipal Bond Investors Assurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia and the Commonwealth of Puerto Rico. As of June 30, 1994 MBIA had admitted assets of $3.3 billion (unaudited), total liabilities of $2.2 billion (unaudited), and total capital and surplus of $1.1 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa"and short term loans "MIG 1,"both designated to be of the highest quality.

Standard & Poor's Corporation rates all new issues insured by MBIA " AAA"Prime Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's Corporation rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty"or "
FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of June 30, 1994, the total capital and surplus of Financial Guaranty was approximately $850,000,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security"or "
FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"
). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa"by Moody's
Investors Service, Inc., and "AAA"by Standard & Poor's Corporation,
Nippon Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty") is a "
Aaa/AAA"rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in 49 states, the District of Columbia and three U.S. territories. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated "Triple-A"by both Moody's and Standard & Poor's.

     As of June 30, 1994, Capital Guaranty had more than $13.7 billion in net exposure outstanding (excluding deferred issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $89,917,075 (unaudited), and the total admitted assets were $286,825,253 (unaudited) as reported to the Insurance Department of the State of Maryland as of June 30, 1994. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the domestic and foreign capital markets. CapMAC may also provide financial guarantee reinsurance for structured asset-backed, corporate and municipal obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa"by Moody's Investors
Service, Inc. ("Moody's"), "AAA"by Standard & Poor's
Corporation ("Standard & Poor's"), "AAA"by Duff & Phelps,
Inc. ("Duff & Phelps") and "AAA"by Nippon Investors Inc. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees.

Neither Holdings nor any of its stockholders is obligated to pay any claims under any surety bond issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC is bound by insurance laws and regulations regarding capital transfers, limitations upon dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. The amount of exposure per risk that CapMAC may retain, after giving effect to reinsurance, collateral or other security, is also regulated. Statutory and regulatory accounting practices may prescribe appropriate rates at which premiums are earned and the levels of reserves required. In addition, various insurance laws restrict the incurrence of debt, regulate permissible investments of reserves, capital and surplus, and govern the form of surety bonds.

CapMAC's obligations under the Surety Bond(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Surety Bond(s).

THE SURETY BOND IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

     As of December 31, 1993 and 1992, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $168 million and $163 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under surety bonds issued by CapMAC.

In addition to its qualified statutory capital and other reinsurance available to pay claims under its surety bonds, CapMAC has entered into a Stop Loss Reinsurance Agreement (the "Stop Loss Agreement") with Winterthur
Swiss Insurance Company (the "Reinsurer"), which is rated AAA by
Standard & Poor's and Aaa by Moody's, pursuant to which the Reinsurer will be required to pay any losses incurred by CapMAC during the term of the Stop Loss Agreement on the surety bonds covered under the Stop Loss Agreement in excess of a specified amount of losses incurred by CapMAC under such surety bonds (such specified amount initially being $100 million and increasing annually by an amount equal to 66 2/3% of the increase in CapMAC's statutory capital and surplus) up to an aggregate limit payable under the Stop Loss Agreement of $50 million. The Stop Loss Agreement has a term of seven years, is extendable for one-year periods and is subject to early termination upon the occurrence of certain events.

CapMAC also has available a $100,000,000 standby corporate liquidity facility (the "Liquidity Facility") provided by a syndicate of banks rated
A1+/P1 by Standard & Poor's and Moody's, respectively, having a term of 360 days. Under the Liquidity Facility CapMAC will be able, subject to satisfying certain conditions, to borrow funds from time to time in order to enable it to fund any claim payments or payments made in settlement or mitigation of claims payments under its surety bonds, including the Surety Bond.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's Corporation has assigned to the Units of each Insured Trust its "AAA"investment rating. See "Description of Securities
Ratings". The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's Corporation or as a guarantee of the market value of such Trust or of the Units.

On the date of this Prospectus, the Estimated Current Return on the Securities in the New Jersey IM-IT Intermediate Laddered Maturity Trust was 4.68% after payment of the insurance premium or premiums payable by such Trust, while the Estimated Long-Term Return on such Trust was 4.79%. The Estimated Current Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 4.69% on such date, while the Estimated Long-Term Return on an identical portfolio without the insurance obtained by the above mentioned Trust would have been 4.80%.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's Corporation " AAA"rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA"by Standard & Poor's Corporation) may or may not have a higher yield than uninsured bonds rated "AAA"by Standard & Poor's Corporation. In selecting such Bonds for an
Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:



                                                             Bonds insured           Bonds insured
                                                               under AMBAC         under Financial
Trust                                                            Indemnity                Guaranty    Preinsured Total
                                                      portfolio insurance     portfolio insurance         Bonds
California IM-IT..................................                      --                      --         100%    100%
Florida IM-IT Intermediate Laddered Maturity......                      --                      --         100%    100%
Florida IM-IT.....................................                      --                      --         100%    100%
New Jersey IM-IT Intermediate Laddered Maturity...                      7%                      --          93%    100%
Pennsylvania IM-IT................................                      --                      --         100%    100%
Texas IM-IT Intermediate Laddered Maturity........                      --                      --         100%    100%
Texas IM-IT.......................................                      --                      --         100%    100%




The breakdown of the Preinsured Bonds is as follows: California IM-IT Trust--Financial Guaranty 17%, MBIA 69% and FSA 14%; Florida IM-IT Intermediate Laddered Maturity Trust--Financial Guaranty 22%, MBIA 68% and FSA 10%; Florida IM-IT Trust--AMBAC Indemnity 36%, Financial Guaranty 58% and MBIA 6%; New Jersey IM-IT Intermediate Laddered Maturity Trust-- AMBAC Indemnity 16%, MBIA 60% and FSA 17%; Pennsylvania IM-IT Trust--AMBAC Indemnity
11%,    Financial Guaranty 8%, MBIA 65% and FSA 16%; Texas IM-IT Intermediate
Laddered Maturity Trust--AMBAC Indemnity 90% and Capital Guaranty 10%; Texas IM-IT Trust--AMBAC Indemnity 38%, Financial Guaranty 32% and MBIA 30%.

CALIFORNIA IM-IT TRUST

General. The California IM-IT Trust consists of 8 issues of Securities. One of the Bonds in the California IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: Certificates of Participation, 2 (27%); Retail Electric/Gas, 2 (19%); General Obligations, 1 (16%); Water and Sewer, 1 (16%); Tax District, 1 (14%) and Public Building, 1 (8%). No Bond issue has received a provisional rating.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of over 30 million represents 12% of the total United States population and grew by 27% in the 1980s. Total personal income in the State, at an estimated $662 billion in 1991, accounts for 13% of all personal income in the nation. Total employment is almost 14 million, the majority of which is in the service, trade and manufacturing sectors.

Reports issued by the State Department of Finance and other sources indicate that the State's economy is suffering its worst recession since the 1930s, with prospects for recovery slower than for the nation as a whole. The State has lost over 800,000 jobs since the start of the recession in mid 1990 and additional job losses are expected before an upturn begins. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weaknesses statewide occurred in manufacturing, construction, services and trade and will be hurt in the next few years by continued cuts in federal defense spending and base closures. Unemployment is expected to remain well above the national average in 1994. The State's economy is only expected to pull out of the recession slowly, following the national recovery which has begun. Delay in recovery will exacerbate shortfalls in State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax."Court decisions, however, allowed non-voter approved levy of " general taxes"which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62", have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual " appropriations limit"imposed by Article XIIIB of the California
Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending " appropriations subject to limitation"in excess of the appropriations limit imposed. "Appropriations subject to limitation"are authorizations to spend "proceeds of taxes,"which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes"excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes,"such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess"revenues are measured over a two-year cycle. Local governments must return any excess to taxpayers by rate reduction. The State must refund 50% of any excess, with the other 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

During fiscal year 1986-87, State receipts from proceeds of taxes exceeded its appropriations limit by $1.1 billion, which was returned to taxpayers. Since that year, appropriations subject to limitation have been under the State limit. State appropriations are expected to be $3.7 billion under the limit for Fiscal Year 1993-94.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

As of April 1, 1994, California had approximately $18.1 billion of general obligation bonds outstanding, and $5.6 billion remained authorized but unissued. In addition, at June 30, 1993, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $4.0 billion. Of the State's outstanding general obligation debt, approximately 28% is presently self-liquidating (for which program revenues are anticipated to be sufficient to reimburse the General Fund for debt service payments). Four general obligation bond propositions, totalling $5.9 billion, will be on the June, 1994 ballot. In Fiscal Year 1992-93, debt service on general obligation bonds and lease-purchase debt was approximately 4.1% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt and short-term obligations when due.

The principal sources of General Fund revenues in 1992-93 were the California personal income tax (44% of total revenues), the sales tax (38%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the "
Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund, but which is required to be replenished as soon as sufficient revenues are available. Year-end balances in the Economic Uncertainties Fund are included for financial reporting purposes in the General Fund balance. In most recent years, California has budgeted to maintain the Economic Uncertainties Fund at around 3% of General Fund expenditures but essentially no reserve has been budgeted in 1992-93 or 1993-1994 because reserves have been reduced by the recession.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 34%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. As a result, the State entered a period of budget imbalance, with expenditures exceeding revenues for four of the last five fiscal years through 1991-92.

As the State fell into a deep recession in the summer of 1990, the State budget fell sharply out of balance in the 1990-91 and 1991-92 fiscal years, despite significant expenditure cuts and tax increases. The State had accumulated a $2.8 billion budget deficit by June 30, 1992. This deficit also severely reduced the State's cash resources, so that it had to rely on external borrowing in the short-term markets to meet its cash needs.

With the failure to enact a budget by July 1, 1992, the State had no legal authority to pay many of its vendors until the budget was passed; nevertheless, certain obligations (such as debt service, school apportionments, welfare payments and employee salaries) were payable because of continuing or special appropriations or court orders. However, the State Controller did not have enough cash to pay all of these ongoing obligations as they came due, as well as valid obligations incurred in the prior fiscal year.

Starting on July 1, 1992, the Controller was required to issue "registered warrants"in lieu of normal warrants backed by cash to pay many State obligations. Available cash was used to pay constitutionally mandated and priority obligations. Between July 1 and September 3, 1992, the Controller issued an aggregate of approximately $3.8 billion of registered warrants, all of which were called for redemption by September 4, 1992 following enactment of the 1992-93 Budget Act and issuance by the State of $3.3 billion of Interim Notes.

The 1992-93 Budget Act, when finally adopted, was projected to eliminate the State's accumulated deficit, with additional expenditure cuts and a $1.3 billion transfer of State education funding costs to local governments by shifting local property taxes to school districts. However, as the recession continued longer and deeper than expected, revenues once again were far below projections, and only reached a level just equal to the amount of expenditures. Thus, the State continued to carry its $2.8 billion budget deficit at June 30, 1993.

The 1993-94 Budget Act was similar to the prior year, in reliance on expenditure cuts and an additional $2.6 billion transfer of costs to local government, particularly counties. A major feature of the budget was a two-year plan to eliminate the accumulated deficit by borrowing into the 1994-95 fiscal year. With the recession still continuing longer than expected, the 1994-95 Governor's Budget now projects that in the 1993-94 Fiscal Year, the General Fund will have $900 million less revenue and $800 million higher expenditures than budgeted. As a result revenues will only exceed expenditures by about $400 million. If this projection is met, it will be the first operating surplus in four years; however, some budget analysts outside the Department of Finance project revenues in the balance of 1993-94 will not even meet the revised, lower projection. In addition, the General Fund may have some unplanned costs for relief related to the January, 17, 1994 Northridge earthquake.

The State has implemented its short-term borrowing as part of the deficit elimination plan, and has also borrowed additional sums to cover cash flow shortfalls in the spring of 1994, for a total of $3.2 billion, coming due in July and December, 1994. Repayment of these short-term notes will require additional borrowing, as the State's cash position continues to be adversely affected.

The Governor's 1994-95 Budget proposal recognizes the need to bridge a gap of around $5 billion by June 30, 1995. Over $3.1 billion of this amount is being requested from the federal government as increased aid, particularly for costs associated with incarcerating, educating and providing health and welfare services to undocumented immigrants. However, President Clinton has not included these costs in his proposed Fiscal 1995 Budget. The rest of the budget gap is proposed to be closed with expenditure cuts and projected $600 million of new revenue assuming the State wins a tax case presently pending in the U.S. Supreme Court. Thus the State will once again face significant uncertainties and very difficult choices in the 1994-95 budget, as tax increases are unlikely and many cuts and budget adjustments have been made in the past three years.

The State's severe financial difficulties for the current and upcoming budget years will result in continued pressure upon various local governments, particularly school districts and counties which depend on State aid. Despite efforts in recent years to increase taxes and reduce governmental expenditures, there can be no assurance that the State will not face budget gaps in the future.

State general obligation bonds are currently rated "Aa"by Moody's and "A+"by S&P. Both of these ratings were recently reduced from "
AAA"levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout"aid. Local governments have in return received greater revenues and greater flexibility to operate health and welfare programs. To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991, but the proceedings have been dismissed.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement"in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation"bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

the California IM-IT Trust is not an association taxable as a corporation and the income of the California IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;

amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;

any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.................................... $    59.58
 Less: Estimated Annual Expense per Unit <F1>................................. $     2.04
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    57.54
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    57.54
 Divided by 12................................................................ $     4.80
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .15984
Estimated Current Return Based on Public Offering Price <F2><F3><F4>..........       5.75%
Estimated Long-Term Return <F2><F3><F4>.......................................       5.86%
Initial Distribution (November 1994).......................................... $     4.00
Estimated Normal Distribution per Unit <F4>................................... $     4.80
Purchased Interest <F5>....................................................... $     9.93
 Trustee's Annual Fee...............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates...... FIRST day of each month
 Distribution Dates ................FIFTEENTH day of each month commencing
                                    November 15, 1994


<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





CALIFORNIA INSURED MUNICIPALS INCOME TRUST
SERIES 132 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994
                                                                                                                    Offering
                                                                                                                    Price To
Aggregate      Name of Issuer, Title, Interest Rate andMaturity Date of either                  Redemption          California
Principal<F1>  Bonds Deposited orBonds Contracted for<F1><F5>                       Rating<F2>  Feature<F3>         IM-IT Trust<F4>
$     250,000  State Public Works Board of the State of California, Lease
               Revenue Bonds (Department of Corrections) Series 1993D
               (California State Prison-Lassen County, Susanville) MBIA                         2002 @ 102
               Insured  #5.375% Due 6/1/2018....................................           AAA  2015 @ 100 S.F.     $     215,605
      500,000  City of Los Angeles, California, Wastewater System Revenue
               Bonds, Refunding Series 1993A (MBIA Insured)  #5.80% Due
               6/1/2021 ........................................................           AAA  2003 @ 102                461,545
      500,000  State of California, Various Purpose General Obligation Bonds                    2002 @ 102
               (MBIA Insured)  #6.00% Due 10/1/2021 ............................           AAA  2020 @ 100 S.F.           475,725
      500,000  Sacramento Municipal Utility District, Electric Revenue Bonds,                   2004 @ 102
               Series 1994I (MBIA Insured)  #6.00% Due 1/1/2024 ................           AAA  2016 @ 100 S.F.           474,885
      435,000  Santa Clara Valley Water District (Santa Clara County,
               California)  Refunding and  Improvement Certificates of                          2004 @ 102
               Participation,  Series 1994A (FGIC Insured)  #6.00% Due 2/1/2024            AAA  2016 @ 100 S.F.            413,676
      400,000  California Statewide Communities Development Authority,
               Certificates of Participation (Sharp Healthcare Obligated                        2004 @ 102
               Group) MBIA Insured  #6.00% Due 8/15/2024 .......................           AAA  2021 @ 100 S.F.           378,748
      100,000  Department of Water and Power of the City of Los Angeles
               (California) Electric Plant Revenue Bonds, Issue of 1994 (FGIC                   2004 @ 102
               Insured)  #5.30% Due 2/15/2025 ..................................           AAA  2022 @ 100 S.F.            83,536
      450,000  The Community Redevelopment Agency of the City of Los   Angeles,
               California (Bunker Hill Project) Tax Allocation Revenue                          2003 @ 102
               Refunding Bonds, Series H (FSA Insured)  #5.60% Due 12/1/2028  ..           AAA  2024 @ 100 S.F.           388,755
$   3,135,000                                                                                                       $   2,892,475


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



FLORIDA IM-IT INTERMEDIATE LADDERED MATURITY TRUST

General. The Florida IM-IT Intermediate Laddered Maturity Trust consists of 10 issues of Securities. One of the Bonds in the Florida IM-IT Intermediate Laddered Maturity Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Intermediate Laddered Maturity Trust) as follows: Certificates of Participation, 2 (27%); General Purpose, 2 (27%); Health Care, 1 (20%); Water and Sewer, 3 (18%); Public Building, 1 (5%) and General Obligations, 1 (3%). No Bond issue has received a provisional rating. All of the obligations in the Florida IM-IT Intermediate Laddered Maturity Trust mature within 5-10 years of the Date of Deposit. Commencing in approximately the fifth year of the Trust, roughly 20% of the Bonds contained in the Trust will mature each year. The dollar weighted average maturity of the Bonds in the Trust is 6.76 years.

Risk Factors. Florida's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980 total contract construction employment as a share of total non-farm employment was just over seven percent and in 1993 the share had edged downward to five percent. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts in 1993 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980 total housing starts have averaged 156,450 a year.

A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although Florida currently is the fourth most populous state (with an estimated population of 13.4 million), its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid 250,000 range annually throughout the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, Federal tax reform in 1986 and other changes to the Federal income tax code have eliminated tax deductions for owners of two or more residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of commercial buildings and homes also contribute to the level of construction activity in the State.

Since 1980, the State's job creation rate is almost twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to California in the absolute number of new jobs created. Contributing to the State's rapid rate of growth in employment and income is international trade. Since 1980, the State's unemployment rate has generally been below that of the U.S. In recent years, however, as the State's economic growth has slowed from its previous highs, the State's unemployment rate has tracked above the national average. The average in Florida since 1980 has been 6.5% while the national average is 7.1%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 8.2% during 1992. As of January, 1994, the Organization estimates that the unemployment rate will be 6.7% for 1993-94 and 6.1% in 1994-95.

The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the State added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

Total non-farm employment in Florida is expected to increase 2.7% in 1993-94 and rise 3.8% in 1994-95. Trade and services, the two largest figures, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 3.9% in 1993-94, while growing 4.9% in 1994-95. Trade is expected to expand 2.2% in 1994 and 3.4% in 1995. The service sector is now the State's largest employment category.

Tourism is one of Florida's most important industries. Approximately 40.9 million tourists visited the State in 1992, as reported by the Florida Department of Commence. In terms of business activities and state tax revenues, tourists in Florida in 1992 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourism industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to decline by almost two percent this year, but recover next year with 5.0% growth. By the end of the State's current fiscal year, 41.0 million domestic and international tourists are expected to have visited the State. In 1994-95, tourist arrivals should approximate 43.0 million.

The State's per capita personal income in 1992 of $19,947 was slightly below the national average of $19,841 and significantly ahead of that for the southeast United States, which was $17,661. Real personal income in the State is estimated to increase 5.5% in 1993-94 and 4.7% in 1994-95. By the end of 1994-95, real personal income per capita in the State is projected to average 6.7% higher than its 1992-93 level.

Compared to other states, Florida has a proportionately greater retirement age population which comprises 18.3% (as of April 1, 1991) of the State's population and is forecast to grow at an average annual rate of over 1.96% through the 1990s. Thus, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are a relatively more important source of income. For example, Florida's total wages and salaries and other labor income in 1992 was 61% of total income, while a similar figure for the nation for 1992 was 72.0%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods. While many of the U.S.'s senior citizens choose the State as their place of retirement, the State is also recognized as attracting a significant number of working age people. Since 1982, the prime working age population (18-44) has grown at an average annual rate of 3.3%.

In fiscal year 1991-92, approximately 64% of the State's total direct revenue to its three operating funds was derived from State taxes, with federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, and beverage tax amounted to 68%, 7% and 5%, respectively, of total receipts by the General Revenue Fund during fiscal year 1991-92. In that same year, expenditures for education, health and welfare, and public safety amounted to 53%, 30% and 13.3%, respectively, of total expenditures from the General Revenue Fund.

Hurricane Andrew left some parts of south Florida devastated. Post-Hurricane Andrew clean up and rebuilding have changed the outlook for the State's economy. Single and multi-family housing starts in 1993-94 are projected to reach a combined level of 118,000, and to increase to 134,300 next year. Lingering recessionary effects on consumers and tight credit are two of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. However, construction is one of the sectors most severely affected by Hurricane Andrew. Low interest rates and pent up demand combined with improved consumer confidence should lead to improved housing starts. The construction figures above include additional housing starts as a result of destruction by Hurricane Andrew. Total construction expenditures are forecasted to increase 15.6% this year and increase 13.3% next year.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Estimated fiscal year 1993-94 General Revenue plus Working Capital funds available total $13,582.7 million, an 8.4% increase over 1992-93. This reflects a transfer of $190 million, out of an estimated $220.0 million in non-recurring revenue due to Andrew, to a hurricane relief trust fund. Of the total General Revenue plus Working Capital funds available to the State, $12,943.5 million of that is Estimated Revenues (excluding the Andrew impact) which represents an increase of 7.3% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund appropriations at $13,276.9 million, unencumbered reserves at the end of 1993-94 are estimated at $305.8 million. Estimated, fiscal year 1994-95 General Revenue plus Working Capital funds available total $14,293.5 million, a 5.2% increase over 1993-94. This amount reflects a transfer of $159.00 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. The $13,877.2 million in Estimated Revenues (excluding the Hurricane Andrew impact) represent an increase of 7.2% over the previous year's Estimated Revenues. The massive effort to rebuild and replace destroyed or damaged property in the wake of Andrew is responsible for the substantial positive revenue impacts shown here. Most of the impact is in the increase in the State's sales tax.

In fiscal year 1992-93, approximately 62% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 68%, 7%, 4%, and 4%, respectively, of total General Revenue Funds available during fiscal 1992-93. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 30%, and 11%, respectively, of total expenditures from the General Revenue Fund.

The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for such use by such counties and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales tax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1993, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $9,426.0 million, an increase of 12.5% over fiscal year 1991-92.

The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $442.2 million in fiscal year ending June 30, 1993. Alcoholic beverage tax receipts declined 1.6% over the previous year. The revenues collected from this tax are deposited into the State's General Revenue Fund.

The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1993, receipts from this source were $846.6 million, an increase of 5.6% from fiscal year 1991-92.

The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totaled $639.0 million during fiscal year 1992-93, a 27.0% increase from the previous fiscal year. Beginning in fiscal year 1992-93, 71.29% of these taxes are to be deposited to the General Revenue Fund.

The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1992-93, this amounted to $447.9 million.

The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1992-93, total intangible personal property tax collections were $783.4 million, a 33% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38% for use in enhancing education, and the balance, 12.0% for costs of administering the lottery. Fiscal year 1992-93 lottery ticket sales totalled $2.13 billion, providing education with $810.4 million.

The State's severance tax applies to oil, gas, and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $64.5 million during fiscal year 1992-93, down 4.0% from the previous year. Currently, 60.0% of this amount is transferred to the General Revenue Fund.

The State has continuously been dependent on the highly cyclical construction and construction related manufacturing industries. While that dependency has decreased, the State is still somewhat at the mercy of the construction and construction related manufacturing industries. The construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will in fact continue throughout the 1990's in which case there could be an adverse impact on the State's economy through the loss of construction and construction related manufacturing jobs. Also, while interest rates remain low currently, an increase in interest rates could significantly adversely impact the financing of new construction within the State, thereby adversely impacting unemployment and other economic factors within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow.

At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1993, the State issued about $873.0 million in principal amount of full faith and credit bonds.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position.

Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the State Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

Florida maintains a bond rating of Aa and AA from Moody's Investors Service and Standard & Poor's Corporation, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue sources from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Intermediate Laddered Maturity Trust units, see "Other Matters--Federal Tax Status".

The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Intermediate Laddered Maturity Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

For Florida state income tax purposes, the Florida IM-IT Intermediate Laddered Maturity Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes. In addition, Florida does not impose any income taxes at the local level.

Because Florida does not impose an income tax on individuals, non-corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Intermediate Laddered Maturity Trust. Any amounts paid to the Florida IM-IT Intermediate Laddered Maturity Trust or to non-corporate Unitholders residing in Florida under an insurance policy issued to the Florida IM-IT Intermediate Laddered Maturity Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Intermediate Laddered Maturity Trust and on payments of interest pursuant to any insurance policy. Other corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Intermediate Laddered Maturity Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income"as defined by Chapter 220.

Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangibles personal property tax or Florida sales or use tax.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit.................................... $    48.11
 Less: Estimated Annual Expense per Unit <F2>................................. $     1.73
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    46.38
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    46.38
 Divided by 12................................................................ $     3.87
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .12883
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>......       4.53%
Estimated Long-Term Return <F3><F4><F5> ......................................       4.75%
Initial Distribution (November 1994).......................................... $     3.22
Estimated Normal Distribution per Unit <F5>................................... $     3.87
Purchased Interest <F6>....................................................... $     7.27
 Trustee's Annual Fee <F1>..........$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....... FIRST day of each month
 Distribution Dates ................ FIFTEENTH day of each month commencing
                                     November 15, 1994


<F1>During the first year the Trustee will reduce its fee by approximately $.35 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $48.46. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.08; and estimated net annual interest income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $2,940.

<F2>Excluding insurance costs.

<F3>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F4>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6>See "Unitholder Explanations--Purchased and Accrued Interest".





FLORIDA IM-IT INTERMEDIATE LADDERED MATURITY
SERIES 10 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994
                                                                                                                   Offering
                                                                                                                   Price To
                                                                                                                   Florida
                                                                                                                   IM-IT
                                                                                                                   Intermediate
              Name of Issuer, Title, Interest Rate and                                                             Laddered
Aggregate     Maturity Date of either Bonds Deposited or                                           Redemption      Maturity
Principal<F1>  Bonds Contracted for<F1><F5>                                             Rating<F2>  Feature<F3>     Trust<F4>
$     600,000 Tampa, Florida, Revenue Bonds (Allegany Health System-St.
               Joseph) Series 1993 (MBIA Insured)
               #4.15%  Due 12/1/1999...............................................           AAA                  $     574,038
      200,000 Hillsborough County, Florida, School Board Certificates of
               Participation, Series 1994 (MBIA Insured)
               #5.00%  Due 7/1/2000................................................           AAA                        200,750
       40,000 Hillsborough County, Florida, Utility Refunding Revenue Bonds,
               Series 1993 (MBIA Insured)
               4.70%  Due 8/1/2000.................................................           AAA                         39,433
      500,000 Martin County, Florida, Consolidated Utilities System Refunding
               and Improvement Revenue Bonds, Series 1994 (FGIC
               Insured)**
               #200M-4.875%  Due 10/1/2000                                                    AAA                        199,978
               #300M-5.00%  Due 10/1/2001..........................................           AAA                        300,246
      160,000 Orlando, Florida, Parking Facilities Refunding Revenue Bonds,
               Series 1994A (FGIC Insured)
               #4.00%  Due 10/1/2000...............................................           AAA                        149,342
      100,000 Indian River County, Florida, School District, General Obligation
               Refunding Bonds, Series 1993 (FSA Insured)
               #4.80%  Due 4/1/2001................................................           AAA                         98,675
      200,000 Puerto Rico Municipal Finance Agency, Series 1994A (FSA
               Insured)**
               #5.20%  Due 7/1/2001................................................           AAA                        200,170
      600,000 Homestead, Florida, Special Insurance Assessment Revenue
               Bonds, Hurricane Andrew Covered Claim Assessment
               Program, Series 1993 (MBIA Insured)
               #5.125%  Due 3/1/2002...............................................           AAA                        597,666
      600,000 Dade County, Florida, School Board Certificates of Participation,
               Series 1994A (MBIA Insured)
               #5.25%  Due 5/1/2003................................................           AAA                        598,140
$   3,000,000                                                                                                      $   2,958,438




All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".







FLORIDA IM-IT TRUST

General. The Florida IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the Florida IM-IT Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Florida IM-IT Trust) as follows: Public Building, 2 (32%); Retail Electric/Gas, 2 (26%); Health Care, 1 (16%); Water and Sewer, 1 (16%); Certificates of Participation, 1 (7%) and Wholesale Electric, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. Florida's economy has in the past been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years and continues to do so as a result of continued diversification of the State's economy. For example, in 1980 total contract construction employment as a share of total non-farm employment was just over seven percent and in 1993 the share had edged downward to five percent. This trend is expected to continue as Florida's economy continues to diversify. Florida, nevertheless, has a dynamic construction industry with single and multi-family housing starts accounting for 8.5% of total U.S. housing starts in 1993 while the State's population is 5.3% of the U.S. total population. Florida's housing starts since 1980 have represented an average of 11.0% of the U.S.'s total annual starts, and since 1980 total housing starts have averaged 156,450 a year.

A driving force behind the State's construction industry has been the State's rapid rate of population growth. Although Florida currently is the fourth most populous state (with an estimated population of 13.4 million), its annual population growth is now projected to decline as the number of people moving into the State is expected to hover near the mid 250,000 range annually throughout the 1990s. This population trend should provide fuel for business and home builders to keep construction activity lively in Florida for some time to come. However, other factors do influence the level of construction in the State. For example, Federal tax reform in 1986 and other changes to the Federal income tax code have eliminated tax deductions for owners of two or more residential real estate properties and have lengthened depreciation schedules on investment and commercial properties. Economic growth and existing supplies of commercial buildings and homes also contribute to the level of construction activity in the State.

Since 1980, the State's job creation rate is almost twice the rate for the nation as a whole, and its growth rate in new non-agricultural jobs is the fastest of the 11 most populous states and second only to California in the absolute number of new jobs created. Contributing to the State's rapid rate of growth in employment and income is international trade. Since 1980, the State's unemployment rate has generally been below that of the U.S. In recent years, however, as the State's economic growth has slowed from its previous highs, the State's unemployment rate has tracked above the national average. The average in Florida since 1980 has been 6.5% while the national average is 7.1%. According to the U.S. Department of Commerce, the Florida Department of Labor and Employment Security, and the Florida Consensus Economic Estimating Conference (together the "Organization") the State's unemployment rate was 8.2% during 1992. As of January, 1994, the Organization estimates that the unemployment rate will be 6.7% for 1993-94 and 6.1% in 1994-95.

The rate of job creation in Florida's manufacturing sector has exceeded that of the U.S. From the beginning of 1980 through 1993, the State added over 50,100 new manufacturing jobs, an 11.7% increase. During the same period, national manufacturing employment declined ten out of the fourteen years, for a loss of 2,977,000 jobs.

Total non-farm employment in Florida is expected to increase 2.7% in 1993-94 and rise 3.8% in 1994-95. Trade and services, the two largest figures, account for more than half of the total non-farm employment. Employment in the service sectors should experience an increase of 3.9% in 1993-94, while growing 4.9% in 1994-95. Trade is expected to expand 2.2% in 1994 and 3.4% in 1995. The service sector is now the State's largest employment category.

Tourism is one of Florida's most important industries. Approximately 40.9 million tourists visited the State in 1992, as reported by the Florida Department of Commence. In terms of business activities and state tax revenues, tourists in Florida in 1992 represented an estimated 4.5 million additional residents. Visitors to the State tend to arrive equally by air and car. The State's tourism industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Tourist arrivals are expected to decline by almost two percent this year, but recover next year with 5.0% growth. By the end of the State's current fiscal year, 41.0 million domestic and international tourists are expected to have visited the State. In 1994-95, tourist arrivals should approximate 43.0 million.

The State's per capita personal income in 1992 of $19,947 was slightly below the national average of $19,841 and significantly ahead of that for the southeast United States, which was $17,661. Real personal income in the State is estimated to increase 5.5% in 1993-94 and 4.7% in 1994-95. By the end of 1994-95, real personal income per capita in the State is projected to average 6.7% higher than its 1992-93 level.

Compared to other states, Florida has a proportionately greater retirement age population which comprises 18.3% (as of April 1, 1991) of the State's population and is forecast to grow at an average annual rate of over 1.96% through the 1990s. Thus, property income (dividends, interest, and rent) and transfer payments (Social Security and pension benefits, among other sources of income) are a relatively more important source of income. For example, Florida's total wages and salaries and other labor income in 1992 was 61% of total income, while a similar figure for the nation for 1992 was 72.0%. Transfer payments are typically less sensitive to the business cycle than employment income and, therefore, act as stabilizing forces in weak economic periods. While many of the U.S.'s senior citizens choose the State as their place of retirement, the State is also recognized as attracting a significant number of working age people. Since 1982, the prime working age population (18-44) has grown at an average annual rate of 3.3%.

In fiscal year 1991-92, approximately 64% of the State's total direct revenue to its three operating funds was derived from State taxes, with federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, and beverage tax amounted to 68%, 7% and 5%, respectively, of total receipts by the General Revenue Fund during fiscal year 1991-92. In that same year, expenditures for education, health and welfare, and public safety amounted to 53%, 30% and 13.3%, respectively, of total expenditures from the General Revenue Fund.

Hurricane Andrew left some parts of south Florida devastated. Post-Hurricane Andrew clean up and rebuilding have changed the outlook for the State's economy. Single and multi-family housing starts in 1993-94 are projected to reach a combined level of 118,000, and to increase to 134,300 next year. Lingering recessionary effects on consumers and tight credit are two of the reasons for relatively slow core construction activity, as well as lingering effects from the 1986 tax reform legislation discussed above. However, construction is one of the sectors most severely affected by Hurricane Andrew. Low interest rates and pent up demand combined with improved consumer confidence should lead to improved housing starts. The construction figures above include additional housing starts as a result of destruction by Hurricane Andrew. Total construction expenditures are forecasted to increase 15.6% this year and increase 13.3% next year.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believes a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Estimated fiscal year 1993-94 General Revenue plus Working Capital funds available total $13,582.7 million, an 8.4% increase over 1992-93. This reflects a transfer of $190 million, out of an estimated $220.0 million in non-recurring revenue due to Andrew, to a hurricane relief trust fund. Of the total General Revenue plus Working Capital funds available to the State, $12,943.5 million of that is Estimated Revenues (excluding the Andrew impact) which represents an increase of 7.3% over the previous year's Estimated Revenues. With effective General Revenues plus Working Capital Fund appropriations at $13,276.9 million, unencumbered reserves at the end of 1993-94 are estimated at $305.8 million. Estimated, fiscal year 1994-95 General Revenue plus Working Capital funds available total $14,293.5 million, a 5.2% increase over 1993-94. This amount reflects a transfer of $159.00 million in non-recurring revenue due to Hurricane Andrew, to a hurricane relief trust fund. The $13,877.2 million in Estimated Revenues (excluding the Hurricane Andrew impact) represent an increase of 7.2% over the previous year's Estimated Revenues. The massive effort to rebuild and replace destroyed or damaged property in the wake of Andrew is responsible for the substantial positive revenue impacts shown here. Most of the impact is in the increase in the State's sales tax.

In fiscal year 1992-93, approximately 62% of the State's total direct revenue to its three operating funds were derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax, and beverage tax amounted to 68%, 7%, 4%, and 4%, respectively, of total General Revenue Funds available during fiscal 1992-93. In that same year, expenditures for education, health and welfare, and public safety amounted to approximately 49%, 30%, and 11%, respectively, of total expenditures from the General Revenue Fund.

The State's sales and use tax (6%) currently accounts for the State's single largest source of tax receipts. Slightly less than 10% of the State's sales and use tax is designated for local governments and is distributed to the respective counties in which collected for such use by such counties and the municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 0.5% or a 1.0% discretionary sales tax within their county. Proceeds from this local option sales tax are earmarked for funding local infrastructure programs and acquiring land for public recreation or conservation or protection of natural resources as provided under Florida law. Certain charter counties have other taxing powers in addition, and non-consolidated counties with a population in excess of 800,000 may levy a local option sales tax to fund indigent health care. It alone cannot exceed 0.5% and when combined with the infrastructure surtax cannot exceed 1.0%. For the fiscal year ended June 30, 1993, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled $9,426.0 million, an increase of 12.5% over fiscal year 1991-92.

The second largest source of State tax receipts is the tax on motor fuels. However, these revenues are almost entirely dedicated trust funds for specific purposes and are not included in the State's General Revenue Fund.

The State imposes an alcoholic beverage wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of the State's major tax sources, with revenues totalling $442.2 million in fiscal year ending June 30, 1993. Alcoholic beverage tax receipts declined 1.6% over the previous year. The revenues collected from this tax are deposited into the State's General Revenue Fund.

The State imposes a corporate income tax. All receipts of the corporate income tax are credited to the General Revenue Fund. For the fiscal year ended June 30, 1993, receipts from this source were $846.6 million, an increase of 5.6% from fiscal year 1991-92.

The State imposes a documentary stamp tax on deeds and other documents relating to realty, corporate shares, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The documentary stamp tax collections totaled $639.0 million during fiscal year 1992-93, a 27.0% increase from the previous fiscal year. Beginning in fiscal year 1992-93, 71.29% of these taxes are to be deposited to the General Revenue Fund.

The State imposes a gross receipts tax on electric, natural gas, and telecommunications services. All gross receipts utilities tax collections are credited to the State's Public Education Capital Outlay and Debt Service Trust Fund. In fiscal year 1992-93, this amounted to $447.9 million.

The State imposes an intangible personal property tax on stocks, bonds, including bonds secured by liens in Florida real property, notes, governmental leaseholds, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is 2 mils. Second, the State imposes a non-recurring 2 mil tax on mortgages and other obligations secured by liens on Florida real property. In fiscal year 1992-93, total intangible personal property tax collections were $783.4 million, a 33% increase over the prior year. Of the tax proceeds, 66.5% are distributed to the General Revenue Fund.

The State began its own lottery in 1988. State law requires that lottery revenues be distributed 50% to the public in prizes, 38% for use in enhancing education, and the balance, 12.0% for costs of administering the lottery. Fiscal year 1992-93 lottery ticket sales totalled $2.13 billion, providing education with $810.4 million.

The State's severance tax applies to oil, gas, and sulphur production, as well as the severance of phosphate rock and other solid minerals. Total collections from severance taxes total $64.5 million during fiscal year 1992-93, down 4.0% from the previous year. Currently, 60.0% of this amount is transferred to the General Revenue Fund.

The State has continuously been dependent on the highly cyclical construction and construction related manufacturing industries. While that dependency has decreased, the State is still somewhat at the mercy of the construction and construction related manufacturing industries. The construction industry is driven to a great extent by the State's rapid growth in population. There can be no assurance that population growth will in fact continue throughout the 1990's in which case there could be an adverse impact on the State's economy through the loss of construction and construction related manufacturing jobs. Also, while interest rates remain low currently, an increase in interest rates could significantly adversely impact the financing of new construction within the State, thereby adversely impacting unemployment and other economic factors within the State. In addition, available commercial office space has tended to remain high over the past few years. So long as this glut of commercial rental space continues, construction of this type of space will likely continue to remain slow.

At the end of fiscal 1993, approximately $5.61 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. In addition, since July 1, 1993, the State issued about $873.0 million in principal amount of full faith and credit bonds.

The State Constitution and statutes mandate that the State budget, as a whole, and each separate fund within the State budget, be kept in balance from currently available revenues each fiscal year. If the Governor or Comptroller believe a deficit will occur in any State fund, by statute, he must certify his opinion to the Administrative Commission, which then is authorized to reduce all State agency budgets and releases by a sufficient amount to prevent a deficit in any fund. Additionally, the State Constitution prohibits issuance of State obligations to fund State operations.

Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida's financial position.

Florida law provides preferential tax treatment to insurers who maintain a home office in the State. Certain insurers challenged the constitutionality of this tax preference and sought a refund of taxes paid. Recently, the State Supreme Court ruled in favor of the State. This case and others, along with pending refund claims, total about $150 million.

Florida maintains a bond rating of Aa and AA from Moody's Investors Service and Standard & Poor's Corporation, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility, or other revenue sources from which such series derives funds for repayment. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Tax Status. For a discussion of the Federal tax status of income earned on Florida IM-IT Trust units, see "Other Matters--Federal Tax Status".

The Bonds were accompanied by opinions of Bond Counsel to the respective issuers thereof to the effect that the Bonds were exempt from the Florida intangibles tax. Neither the Sponsor nor its counsel have independently reviewed such opinions or examined the Bonds to be deposited in and held by the Florida IM-IT Trust and have assumed the correctness as of the date of deposit of the opinions of Bond Counsel.

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

For Florida state income tax purposes, the Florida IM-IT Trust will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes. In addition, Florida does not impose any income taxes at the local level.

Because Florida does not impose an income tax on individuals, non-corporate Unitholders residing in Florida will not be subject to any Florida income taxation on income realized by the Florida IM-IT Trust. Any amounts paid to the Florida IM-IT Trust or to non-corporate Unitholders residing in Florida under an insurance policy issued to the Florida IM-IT Trust or the Sponsor which represent maturing interest on defaulted obligations held by the Trustee will not be subject to the Florida income tax imposed by Chapter 220, Florida Statutes.

Corporate Unitholders with commercial domiciles in Florida will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust and on payments of interest pursuant to any insurance policy. Other corporate Unitholders will be subject to Florida income or franchise taxation on income realized by the Florida IM-IT Trust (or on payments of interest pursuant to any insurance policy) only to the extent that the income realized does not constitute "non-business income"as defined by Chapter 220.

Units will be subject to Florida estate tax only if held by Florida residents. However, the Florida estate tax is limited to the amount of the credit for state death taxes provided for in Section 2011 of the Internal Revenue Code.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax, the Florida intangibles personal property tax or Florida sales or use tax.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit.................................... $    58.75
 Less: Estimated Annual Expense per Unit <F2>................................. $     1.63
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    57.12
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    57.12
 Divided by 12................................................................ $     4.76
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .15867
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>......       5.71%
Estimated Long-Term Return <F3><F4><F5>.......................................       5.73%
Initial Distribution (November 1994).......................................... $     3.97
Estimated Normal Distribution per Unit <F5>................................... $     4.76
Purchased Interest <F6>....................................................... $     9.85
 Trustee's Annual Fee <F1>..........$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....... FIRST day of each month
 Distribution Dates ................ FIFTEENTH day of each month commencing
                                     November 15, 1994




<F1>During the first year the Trustee will reduce its fee by approximately $.34 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $59.09. Estimated Annual Expense per Unit (excluding insurance) will be increased to $1.97; and estimated net annual interest income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $3,018.

<F2>Excluding insurance costs.

<F3>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F4>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6>See "Unitholder Explanations--Purchased and Accrued Interest".





FLORIDA INSURED MUNICIPALS INCOME TRUST
SERIES 84 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994
                                                                                                                    Offering
                                                                                                                    Price To
Aggregate       Name of Issuer, Title, Interest Rate andMaturity Date of                       Redemption           Florida
Principal<F1>   either Bonds Deposited orBonds Contracted for<F1><F5>              Rating<F2>  Feature<F3>          IM-IT Trust<F4>
$    480,000    Hernando County, Florida, Criminal Justice Complex Financing
                Project, Revenue Bonds (FGIC Insured)  7.65%  Due 7/1/2016 .... AAA                                 $     558,475
    200,000     School Board of Seminole County, Florida, Certificates of
                Participation, Master Lease Program, Series 1994A (MBIA                        2004 @ 102
                Insured)  #6.125%  Due 7/1/2019 ............................... AAA            2015 @ 100 S.F.            196,618
    500,000     Orange County, Florida, Tourist Development Tax Refunding
                Revenue Bonds, Series 1992B (AMBAC Indemnity Insured)  #6.00%                  2002 @ 100
                Due 10/1/2021 ................................................. AAA            2020 @ 100 S.F.             483,775
     300,000    Clay County, Florida, Utilities System Revenue Bonds, Series                   2003 @ 102
                1993A (FGIC Insured)  #5.00%  Due 11/1/2023 ................... AAA            2018 @ 100 S.F.            243,033
     500,000    Port St. Lucie, Florida, Utility System Revenue Bonds, Series                  2004 @ 100
                1994  (FGIC Insured)  #6.00%  Due 9/1/2024 .................... AAA            2015 @ 100 S.F.            483,675
    500,000     Martin County, Florida, Consolidated Utilities System
                Refunding  and Improvement Revenue Bonds, Series 1994 (FGIC
                Insured)**  #6.00%  Due 10/1/2024 ............................. AAA            2004 @ 102                  483,000
    100,000     Florida State Municipal Power Agency, Revenue Refunding Bonds
                (Stanton II Project) Series 1993 (AMBAC Indemnity Insured)                     2003 @ 100
                #4.50%  Due 10/1/2027 ......................................... AAA            2017 @ 100 S.F.             73,248
    500,000     South Broward Hospital District (Florida) Hospital Revenue and
                 Revenue Refunding Bonds, Series 1993 (AMBAC Indemnity                         2003 @ 102
                Insured)  #5.50%  Due 5/1/2028 ................................ AAA            2023 @ 100 S.F.            441,505
$    3,080,000                                                                                                      $   2,963,329




All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





NEW JERSEY IM-IT INTERMEDIATE LADDERED MATURITY TRUST

General. The New Jersey IM-IT Intermediate Laddered Maturity Trust consists of 8 issues of Securities. Three of the Bonds in the New Jersey IM-IT Intermediate Laddered Maturity Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New Jersey IM-IT Intermediate Laddered Maturity Trust) as follows:
Health Care, 2 (33%); Certificates of Participation, 1 (20%); General Purpose, 1 (20%); Higher Education, 1 (17%) and General Obligations, 3 (10%). No Bond issue has received a provisional rating. All of the obligations in the New Jersey IM-IT Intermediate Laddered Maturity Trust mature within 5-10 years of the Date of Deposit. Commencing in approximately the fifth year of the Trust, roughly 20% of the Bonds contained in the Trust will mature each year. The dollar weighted average maturity of the Bonds in the Trust is 6.65 years.

Risk Factors. As described above, the New Jersey IM-IT Intermediate Laddered Maturity Trust consists of a portfolio of Bonds. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of the Bonds. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the " State") and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of any of the following information.

New Jersey is the ninth largest state in population and the fifth smallest in land area. With an average of 1,062 people per square mile, it is the most densely populated of all the states. The state's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1993 the State ranked second among states in per capita personal income ($26,967).

The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 6.0% in August 1994, which is lower than the national average of 6.1% in August 1994. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace, due to the fact that some sectors may lag due to continued excess capacity. In addition, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained. Also, certain firms will continue to merge or downsize to increase profitability.

Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1993, there was a total authorized bond indebtedness of approximately $8.98 billion, of which $3.6 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.38 billion was unissued. The appropriation for the debt service obligation on such outstanding indebtedness is $103.5 million for fiscal year 1994.

New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of fiscal year 1989, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of fiscal year 1990, there was a surplus in the general fund of $1 million. At the end of fiscal year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its fiscal year 1992 with a surplus of $760.8 million. It is estimated that New Jersey closed its fiscal year 1993 with a surplus of $937.4 million.

In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6% to 7% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2% to 3.5% to a new range of 2% to 7%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

The Florio administration had contended that the income tax package will help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State will assume approximately $289 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion is proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across the board 5% reduction in the income tax rates was enacted and effective January 1, 1995 further reductions ranging from 1% up to 10% in income tax rates will take effect.

On June 30, 1993, Governor Whitman signed the New Jersey Legislature's $15.7 billion budget for Fiscal Year 1995. The balanced budget, which includes $455 million in surplus, is $141 million less than the 1994 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect the estimated tax revenues.

Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the formula relating to State aid to public schools, the method by which the State shares with its counties maintenance recoveries and costs for residents in State institutions, unreasonably low Medicaid payment rates for long-term facilities in New Jersey, the obligation of counties to maintain Medicaid or Medicare eligible residents of institutions and facilities for the developmentally disabled, taxes paid into the Spill Compensation Fund (a fund established to provide money for use by the State to remediate hazardous waste sites and to compensate other persons for damages incurred as a result of hazardous waste discharge) based on Federal preemption, various provisions, and the constitutionality of the Fair Automobile Insurance Reform Act of 1990, the State's role in a consent order concerning the construction of a resource facility in Passaic County, actions taken by the New Jersey Bureau of Securities against an individual, the State's actions regarding alleged chromium contamination of State-owned property in Hudson County, the issuance of emergency redirection orders and a draft permit by the Department of Environmental Protection and Energy, the adequacy of Medicaid reimbursement for services rendered by doctors and dentists to Medicaid eligible children, the Commissioner of Health's calculation of the hospital assessment required by the Health Care Cost Reduction Act of 1991, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

Debt Ratings. For many years, both Moody's Investors Service, Inc. and Standard and Poor's Corporation rated New Jersey general obligation bonds Aaa and "AAA", respectively. On July 3, 1991, however, Standard and Poor's Corporation downgraded New Jersey general obligation bonds to "AA+."
On June 4, 1992, Standard and Poor's Corporation placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the unexpected denial by the federal government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the budget must be closed before the new budget year begins on July 1, 1992. Standard and Poor's suggested the State could close fiscal 1992's budget gap and help fill fiscal 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability.

On July 6, 1992, Standard and Poor's Corporation reaffirmed its "AA+" rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. Standard and Poor's Corporation was concerned that the State was entering fiscal 1993 with only a $26 million surplus and remained concerned about whether the State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, Standard and Poor's announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. Standard and Poor's reaffirmed its " AA+"rating at the same time.

On August 24, 1992, Moody's Investors Service Inc. downgraded New Jersey general obligation bonds to "Aa1,"stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures will persist. On August 5, 1994, Moody's reaffirmed its "Aa1"
 rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and on the negative side, a continued reliance on one-time revenue and a dependence on pension-related savings to achieve budgetary balance.

Tax Status. For a discussion of the Federal tax status of income earned on New Jersey IM-IT Intermediate Laddered Maturity Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Pitney, Hardin, Kipp & Szuch, special counsel to the Fund for New Jersey tax matters, under existing law:

The New Jersey IM-IT Intermediate Laddered Maturity Trust will be recognized as a trust and not an association taxable as a corporation. The New Jersey IM-IT Intermediate Laddered Maturity Trust will not be subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax.

With respect to the non-corporate Unitholders who are residents of New Jersey, the income of the New Jersey IM-IT Intermediate Laddered Maturity Trust which is allocable to each such Unitholder will be treated as the income of such Unitholder under the New Jersey Gross Income Tax. Interest on the underlying Bonds which would be exempt from New Jersey Gross Income Tax if directly received by such Unitholder will retain its status as tax-exempt interest when received by the New Jersey IM-IT Intermediate Laddered Maturity Trust and distributed to such Unitholder. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Intermediate Laddered Maturity Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be exempt from New Jersey Gross Income Tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations.

A non-corporate Unitholder will not be subject to the New Jersey Gross Income Tax on any gain realized either when the New Jersey IM-IT Intermediate Laddered Maturity Trust disposes of a Bond (whether by sale, exchange, redemption, or payment at maturity), when the Unitholder redeems or sells his Units or upon payment of any proceeds under the insurance policy issued to the Trustee of the New Jersey IM-IT Intermediate Laddered Maturity Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing principal on defaulted obligations held by the Trustee. Any loss realized on such disposition may not be utilized to offset gains realized by such Unitholder on the disposition of assets the gain on which is subject to the New Jersey Gross Income Tax.

Units of the New Jersey IM-IT Intermediate Laddered Maturity Trust may be taxable on the death of a Unitholder under the New Jersey Transfer Inheritance Tax Law or the New Jersey Estate Tax Law.

If a Unitholder is a corporation subject to the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, interest from the Bonds in the New Jersey IM-IT Intermediate Laddered Maturity Trust which is allocable to such corporation will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing Federal taxable income. Net gains derived by such corporation on the disposition of the Bonds by the New Jersey IM-IT Intermediate Laddered Maturity Trust or on the disposition of its Units will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax. Any proceeds paid under the insurance policy issued to the Trustee of the New Jersey IM-IT Intermediate Laddered Maturity Trust with respect to the Bonds or under individual policies obtained by issuers of Bonds which represent maturing interest or maturing principal on defaulted obligations held by the Trustee will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax if, and to the same extent as, such interest or proceeds would have been so included if paid by the issuer of the defaulted obligations.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.................................... $    50.35
 Less: Estimated Annual Expense per Unit <F1>................................. $     2.08
 Less: Annual Premium on Portfolio Insurance per Unit......................... $      .07
 Estimated Net Annual Interest Income per Unit................................ $    48.20
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    48.20
 Divided by 12................................................................ $     4.02
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .13388
Estimated Current Return Based on Public Offering Price <F2><F3><F4>..........       4.68%
Estimated Long-Term Return <F2><F3><F4>.......................................       4.79%
Initial Distribution (November 1994).......................................... $     3.35
Estimated Normal Distribution per Unit <F4>................................... $     4.02
Purchased Interest <F5>....................................................... $     8.05
 Trustee's Annual Fee...............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates...... FIRST day of each month
 Distribution Dates ............... FIFTEENTH day of each month commencing
                                    November 15, 1994




<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





NEW JERSEY IM-IT INTERMEDIATE LADDERED MATURITY
SERIES 4 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994
                                                                                                                 Offering
                                                                                                                 Price To
                                                                                                                 New Jersey
                                                                                                                 IM-IT
                                                                                                                 Intermediate
               Name of Issuer, Title, Interest Rate and                                                          Laddered
Aggregate      Maturity Date of either Bonds Deposited or                                        Redemption      Maturity
Principal<F1>  Bonds Contracted for<F1><F5>                                          Rating<F2>  Feature<F3>     Trust<F4>
$     600,000  The Board of Education of the City of Pleasantville, County of
                Atlantic, New Jersey, Certificates of Participation (Bank
                Qualified) MBIA Insured
                #4.90%  Due 3/1/1999    ......................................... AAA                            $     601,044
      205,000  State of New Jersey, General Obligation Refunding Bonds,
                Series D
                #100M - 5.10%  Due 2/15/2000                                      AA+                                  100,375
                #105M - 5.40%  Due 2/15/2003    ................................. AA+                                  105,394
      500,000  New Jersey Economic Development Authority, Revenue Bonds
                (RWJ Health Care Corp. at Hamilton Obligated Group Project)
                Series 1994 (FSA Insured)
                5.20%  Due 7/1/2000    .......................................... AAA                                  503,060
      600,000  New Jersey Economic Development Authority, Market Transition
                Facility Senior Lien Revenue Bonds, Series 1994A (MBIA
                Insured)
                #5.25%  Due 7/1/2001    ......................................... AAA                                  603,888
      495,000  New Jersey Educational Facilities Authority, Revenue Bonds,
                Trenton State College Issue, Series 1994B (AMBAC Indemnity
                Insured)
                #5.10%  Due 7/1/2002    ......................................... AAA                                  490,594
      100,000  The Borough of Stanhope, County of Sussex, New Jersey, General
                Obligation Water Bonds, Series 1994 (Bank Qualified) MBIA
                Insured
                5.625%  Due 9/1/2002    ......................................... AAA                                  102,446
      500,000  New Jersey Health Care Facilities Financing Authority, Revenue
                Bonds (St. Peters Medical Center) Series F (MBIA Insured)
                #4.50%  Due 7/1/2003    ......................................... AAA                                  465,860
$   3,000,000                                                                                                    $   2,972,661




All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



PENNSYLVANIA IM-IT TRUST

General. The Pennsylvania IM-IT Trust consists of 8 issues of Securities. Two of the Bonds in the Pennsylvania IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Pennsylvania IM-IT Trust) as follows: Health Care, 2 (28%); General Purpose, 1 (16%); Industrial Revenue, 1 (16%); Retail Electric/Gas, 1 (16%); Water and Sewer, 1 (16%) and General Obligations, 2 (8%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware of certain factors that might affect the financial conditions of the Commonwealth of Pennsylvania. Pennsylvania historically has been identified as a heavy industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. A more diversified economy was necessary as the traditionally strong industries in the Commonwealth declined due to a long-term shift in jobs, investment and workers away from the northeast part of the nation. The major sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually, while agribusiness and food related industries support $39 billion in economic activity annually.

Non-agricultural employment in the Commonwealth declined by 5.1 percent during the recessionary period from 1980 to 1983. In 1984, the declining trend was reversed as employment grew by 2.9 percent over 1983 levels. From 1983 to 1990, Commonwealth employment continued to grow each year, increasing an additional 14.3 percent. For the last three years, unemployment in the Commonwealth has declined 1.2 percent. The growth in employment experienced in Pennsylvania is comparable to the growth in employment in the Middle Atlantic Region which has occurred during this period.

Back to back recessions in the early 1980s reduced the manufacturing sector's employment levels moderately during 1980 and 1981, sharply during 1982, and even further in 1983. Non-manufacturing employment has increased steadily since 1980 to its 1993 level of 81.6 percent of total Commonwealth employment. Consequently, manufacturing employment constitutes a diminished share of total employment within the Commonwealth. Manufacturing, contributing 18.4 percent of 1993 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1993 the services sector accounted for 29.9 percent of all non-agricultural employment while the trade sector accounted for 22.4 percent.

From 1983 to 1989, Pennsylvania's annual average unemployment rate dropped from 11.8 percent to 4.5 percent, falling below the national rate in 1986 for the first time in over a decade. Pennsylvania's annual average unemployment rate remained below the national average from 1986 until 1990. Slower economic growth caused the unemployment rate in the Commonwealth to rise to 6.9 percent in 1991 and 7.5 percent in 1992. The resumption of faster economic growth resulted in a decrease in the Commonwealth's unemployment rate to 7.1 percent in 1993. As of July 1994, the seasonally adjusted unemployment rate for the Commonwealth was 6.5 percent compared to 6.1 percent for the United States.

The five year period from fiscal 1989 through fiscal 1993 was marked by public health and welfare costs growing at a rate double the growth rate for all the state expenditures. Rising caseloads, increased utilization of services and rising prices joined to produce the rapid rise of public health and welfare costs at a time when a national recession caused tax revenues to stagnate and even decline. During the period from fiscal 1989 through fiscal 1993, public health and welfare costs rose by an average annual rate of 10.9 percent while tax revenues were growing at an average annual rate of 5.5 percent. Consequently, spending on other budget programs was restrained to a growth rate below 5.0 percent and sources of revenues other than taxes became larger components of fund revenues. Among those sources are transfers from other funds and hospital and nursing home pooling of contributions to use as federal matching funds.

Tax revenues declined in fiscal 1991 as a result of the recession in the economy. A $2.7 billion tax increase enacted for fiscal 1992 brought financial stability to the General Fund. That tax increase included several taxes with retroactive effective dates which generated some one-time revenues during fiscal 1992. The absence of those revenues in fiscal 1993 contributed to the decline in tax revenues shown for fiscal 1993.

It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

Financial information for the principal operating funds of the Commonwealth is maintained on a budgetary basis of accounting. A budgetary basis of accounting is used for the purpose of ensuring compliance with the enacted operating budget and is governed by applicable statutes of the Commonwealth and by administrative procedures. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles (" GAAP"). The budgetary basis financial information maintained by the Commonwealth to monitor and enforce budgetary control is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

Fiscal 1991 Financial Results. GAAP Basis: During fiscal 1991 the General Fund experienced an $861.2 million operating deficit resulting in a fund balance deficit of $980.9 million at June 30, 1991. The operating deficit was a consequence of the effect of a national recession that restrained budget revenues and pushed expenditures above budgeted levels. At June 30, 1991, a negative unreserved-undesignated balance of $1,146.2 million was reported. During fiscal 1991 the balance then available in the Tax Stabilization Reserve Fund was used to maintain vital state spending.

Budgetary Basis: A deficit of $453.6 million was recorded by the General Fund at June 30, 1991. The deficit was a consequence of higher-than-budgeted expenditures and lower-than-estimated revenues during the fiscal year brought about by the national economic recession that began during the fiscal year. The budgetary basis deficit at June 30, 1991 was carried into the 1992 fiscal year and funded in the fiscal 1992 budget. A number of actions were taken throughout the fiscal year by the Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. Actions taken, together with normal appropriation lapses, produced $871 million in expenditure reductions and increases in revenues and other transfers for the fiscal year. The most significant of these actions were a $214 million transfer from the Pennsylvania Industrial Development Authority, a $134 million transfer from the Tax Stabilization Reserve Fund, and a pooled financing program to match federal Medicaid funds replacing $145 million of state funds.

Fiscal 1992 Financial Results. GAAP Basis: During fiscal 1992 the General Fund reported a $1.1 billion operating surplus. This operating surplus was achieved through legislated tax rate increases and tax base broadening measures enacted in August 1991 and by controlling expenditures through numerous cost reduction measures implemented throughout the fiscal year. As a result of the fiscal 1992 operating surplus, the fund balance increased to $87.5 million and the unreserved-undesignated deficit dropped to $138.6 million from its fiscal 1991 level of $1,146.2 million.

Budgetary Basis: Eliminating the budget deficit carried into fiscal 1992 from fiscal 1991 and providing revenues for fiscal 1992 budgeted expenditures required tax revisions that were estimated to have increased receipts for the 1992 fiscal year by over $2.7 billion. Total revenues for the fiscal year were $14,516.8 million, a $2,654.5 million increase over cash revenues during fiscal 1991. Originally based on forecasts for an economic recovery, the budget revenue estimates were revised downward during the fiscal year to reflect continued recessionary economic activity. Largely due to the tax revisions enacted for the budget, corporate tax receipts totalled $3,761.2 million, up from $2,656.3 million in fiscal 1991, sales tax receipts increased by $302 million to $4,499.7 million, and personal income tax receipts totalled $4,807.4 million, an increase of $1,443.8 million over receipts in fiscal 1991.

As a result of the lowered revenue estimate during the fiscal year, increased emphasis was placed on restraining expenditure growth and reducing expenditure levels. A number of cost reductions were implemented during the fiscal year that contributed to $296.8 million of appropriation lapses. These appropriation lapses were responsible for the $8.8 million surplus at fiscal year-end, after accounting for the required ten percent transfer of the surplus to the Tax Stabilization Reserve Fund.

Spending increases in the fiscal 1992 budget were largely accounted for by increases for education, social services and corrections programs. Commonwealth funds for the support of public schools were increased by 9.8 percent to provide a $438 million increase to $4.9 billion for fiscal 1992. The fiscal 1992 budget provided additional funds for basic and special education and included provisions designed to help restrain the annual increase of special education costs, an area of recent rapid cost increases. Child welfare appropriations supporting county operated child welfare programs were increased $67 million, more than 31.5 percent over fiscal 1991. Other social service areas such as medical and cash assistance also received significant funding increases as costs rose quickly as a result of the economic recession and high inflation rates of medical care costs. The costs of corrections programs, reflecting the marked increase in the prisoner population, increased by 12 percent. Economic development efforts, largely funded from bond proceeds in fiscal 1991, were continued with General Fund appropriations for fiscal 1992.

The budget included the use of several Medicaid pooled financing transactions. These pooling transactions replaced $135 million of Commonwealth funds, allowing total spending under the budget to increase by an equal amount.

Fiscal 1993 Financial Results. GAAP Basis: The fund balance of the General Fund increased by $611.4 million during the fiscal year, led by an increase in the unreserved balance of $576.8 million over the prior fiscal year balance. At June 30, 1993, the fund balance totalled $698.9 and the unreserved/undesignated balance totalled $64.4 million. A continuing recovery of the Commonwealth's financial condition from the effects of the national economic recession of 1990 and 1991 is demonstrated by this increase in the balance and a return to a positive unreserved/undesignated balance. The previous positive unreserved/undesignated balance was recorded in fiscal 1987. For the second consecutive fiscal year the increase in the unreserved/undesignated balance exceeded the increase recorded in the budgetary basis unappropriated surplus during the fiscal year.

Budgetary Basis: The 1993 fiscal year closed with revenues higher than anticipated and expenditures about as projected, resulting in an ending unappropriated balance surplus (prior to the ten percent transfer to the Tax Stabilization Reserve Fund) of $242.3 million, slightly higher than estimated in May 1993. Cash revenues were $41.5 million above the budget estimate and totalled $14.633 billion representing less than a one percent increase over revenues for the 1992 fiscal year. A reduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low revenue growth in fiscal 1993.

Appropriations less lapses totalled $13.870 billion representing a 1.1 percent increase over expenditures during fiscal 1992. The low growth in spending is a consequence of a low rate of revenue growth, significant one-time expenses during fiscal 1992, increased tax refund reserves to cushion against adverse decisions on pending litigations, and the receipt of federal funds for expenditures previously paid out of Commonwealth funds.

By state statute, ten percent of the budgetary basis unappropriated surplus at the end of a fiscal year is to be transferred to the Tax Stabilization Reserve Fund. The transfer for the fiscal 1993 balance was $24.2 million. The remaining unappropriated surplus of $218.0 million was carried forward into the 1994 fiscal year.

Fiscal 1994 Financial Results (Budgetary Basis). Commonwealth revenues during the fiscal year totalled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the previous fiscal year. The sales tax was an important contributor to the higher than estimated revenues. Collections from the sales tax were $5.124 billion, a 6.1 percent increase from the prior fiscal year and $81.3 million above estimate. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax which ended the fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Tax refunds in fiscal 1994 were reduced substantially below the $530 million amount provided in fiscal 1993. The higher fiscal 1993 amount and the reduced fiscal 1994 amount occurred because reserves of approximately $160 million were added to fiscal 1993 tax refunds to cover potential payments if the Commonwealth lost litigation known as Philadelphia Suburban Corp v. Commonwealth. Those reserves were carried into fiscal 1994 until the litigation was decided in the Commonwealth's favor in December 1993 and $147.3 million of reserves for tax refunds were released.

Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totalled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and corrections spending contributed to the rate of spending growth for the fiscal year.

The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million. By state statute, ten percent ($33.6 million) of that surplus will be transferred to the Tax Stabilization Reserve Fund and the remaining balance will be carried over into the fiscal 1995 fiscal year.

Fiscal 1995 Budget. The fiscal 1995 budget was approved by the Governor on June 16, 1994 and provided for $15,652.9 million of appropriations from Commonwealth funds, an increase of 3.9 percent over appropriations, including supplemental appropriations, for fiscal 1994. Medical assistance expenditures represent the largest single increase in the budget ($221 million) representing a nine percent increase over the prior fiscal year. The budget includes a reform of the state-funded public assistance program that added certain categories of eligibility to the program but also limited the availability of such assistance to other eligible persons. Education subsidies to local school districts were increased by $132.2 million to continue the increased funding for the poorest school districts in the state.

The budget also includes tax reductions totalling an estimated $166.4 million. Low income working families will benefit from an increase of the dependent exemption to $3,000 from $1,500 for the first dependent and from $1,000 for all additional dependents. A reduction to the corporate net income tax rate from 12.25 percent to 9.99 percent to be phased in over a period of four years was enacted. A net operating loss provision has been added to the corporate net income tax and will be phased in over three years with a $500,000 per firm annual cap on losses used to offset profits. Several other tax changes to the sales tax, the inheritance tax and the capital stock and franchise tax were also enacted.

The fiscal 1995 budget projects a $4 million fiscal year-end unappropriated surplus. No assumption as to appropriation lapses in fiscal 1995 has been made.

All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated population of 1,585,577 according to the 1990 Census. Philadelphia functions both as a city of the first class and a county for the purpose of administering various governmental programs.

For the fiscal year ending June 30, 1991, Philadelphia experienced a cumulative General Fund balance deficit of $153.5 million. The audit findings for the fiscal year ending June 30, 1992, place the Cumulative General Fund balance deficit at $224.9.

Legislation providing for the establishment of the Pennsylvania Intergovernmental Cooperation Authority ("PICA") to assist first class cities in remedying fiscal emergencies was enacted by the General Assembly and approved by the Governor in June, 1991. PICA is designed to provide assistance through the issuance of funding debt to liquidate budget deficits and to make factual findings and recommendations to the assisted city concerning its budgetary and fiscal affairs. An intergovernmental cooperation agreement between Philadelphia and PICA was approved by City Council on January 3, 1992, and approved by the PICA Board and signed by the Mayor on January 8, 1992. At this time, Philadelphia is operating under a five year fiscal plan approved by PICA on April 6, 1992. Full implementation of the five year plan was delayed due to labor negotiations that were not completed until October 1992, three months after the expiration of the old labor contracts. The terms of the new labor contracts are estimated to cost approximately $144.0 million more than what was budgeted in the original five year plan. An amended five year plan was approved by PICA in May 1993. The audit findings show a surplus of approximately $3 million for the fiscal year ending June 30, 1993. The fiscal 1994 budget projects no deficit and a balanced budget for the year ending June 30, 1994. The Mayor's latest update of the five year financial plan was approved by PICA on May 2, 1994.

In June 1992, PICA issued $474,555,000 of its Special Tax Revenue Bonds to provide financial assistance to Philadelphia and to liquidate the cumulative General Fund balance deficit. PICA issued $643,430,000 in July 1993 and $178,675,000 in August 1993 of Special Tax Revenue Bonds to refund certain general obligation bonds of the City and to fund additional capital projects.

As of the date hereof, the ratings on the City's long-term obligations supported by payments from the City's General Fund are rated Ba by Moody's and BB by S&P. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of the Bonds in the Pennsylvania IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of Bonds, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Pennsylvania IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Saul, Ewing, Remick & Saul, counsel to the Fund for Pennsylvania tax matters, under existing law:

Units evidencing fractional undivided interest in the Pennsylvania IM-IT Trust, which are represented by obligations issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania, any political subdivision of the Commonwealth of Pennsylvania or any public authority created by any such political subdivision are not taxable under any of the personal property taxes presently in effect in Pennsylvania;

distributions of interest income to Unitholders that would not be taxable it received directly by a Pennsylvania resident are not subject to personal income tax under the Pennsylvania Tax Reform Code of 1971; nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals;

a Unitholder will have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph upon the redemption or sale of his Units. Units will be taxable under the Pennsylvania inheritance and estate taxes;

a Unitholder which is a corporation will have a taxable event under the Pennsylvania Corporate Net Income Tax when it redeems or sells its Units. Interest income distributed to Unitholders which are corporations is not subject to Pennsylvania Corporate Net Income Tax or Mutual Thrift Institutions Tax. However, banks, title insurance companies and trust companies may be required to take the value of the Units into account in determining the taxable value of their shares subject to the Shares Tax;

under Act No. 68 of December 3, 1993, gains derived by the Fund from the sale, exchange or other disposition of Bonds may be subject to Pennsylvania personal or corporate income taxes. Those gains which are distributed by the Fund to Unitholders who are individuals may be subject to Pennsylvania Personal Income Tax. For Unitholders which are corporations, the distributed gains may be subject to Corporate Net Income Tax or Mutual Thrift Institutions Tax. Gains which are not distributed by the Fund may nevertheless be taxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued on or after February 1, 1994. Gains which are not distributed by the Fund will remain nontaxable to Unitholders if derived by the Fund from the sale, exchange or other disposition of Bonds issued prior to February 1, 1994;

any proceeds paid under insurance policies issued to the Trustee or obtained by the issuers of the Bonds with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Pennsylvania gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations; and

the Fund is not taxable as a corporation under Pennsylvania tax laws applicable to corporations.

On December 3, 1993, changes to Pennsylvania laws affecting taxation of income and gains from the sale of Commonwealth of Pennsylvania and local obligations were enacted. Among these changes was the repeal of the exemption from tax of gains realized upon the sale or other disposition of such obligations. The Pennsylvania Department of Revenue has issued proposed regulations concerning these changes. The opinions expressed above are based on our analysis of the law and proposed regulations but are subject to modification upon review of final regulations or other guidance that may be issued by the Department of Revenue or future court decisions.

In rendering its opinion, Saul, Ewing, Remick & Saul has not, for timing reasons, made an independent review of proceedings related to the issuance of the Bonds. It has relied on Van Kampen Merritt Inc. for assurance that the Bonds have been issued by the Commonwealth of Pennsylvania or by or on behalf of municipalities or other governmental agencies within the Commonwealth.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.................................... $    60.00
 Less: Estimated Annual Expense per Unit <F1>................................. $     2.09
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    57.91
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    57.91
 Divided by 12................................................................ $     4.83
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .16085
Estimated Current Return Based on Public Offering Price <F2><F3><F4>..........       5.79%
Estimated Long-Term Return <F2><F3><F4>.......................................       5.89%
Initial Distribution (November 1994).......................................... $     4.02
Estimated Normal Distribution per Unit <F4>................................... $     4.83
Purchased Interest <F5>....................................................... $    10.00
 Trustee's Annual Fee...............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates...... FIRST day of each month
 Distribution Dates ............... FIFTEENTH day of each month commencing
                                    November 15, 1994




<F1>Excluding insurance costs.

<F2>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F3>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F5>See "Unitholder Explanations--Purchased and Accrued Interest".





PENNSYLVANIA INSURED MUNICIPALS INCOME TRUST
SERIES 193 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994

                                                                                                                     Offering
                                                                                                                     Price To
Aggregate        Name of Issuer, Title, Interest Rate andMaturity Date of either                 Redemption          Pennsylvania
Principal<F1>    Bonds Deposited orBonds Contracted for<F1><F5>                      Rating<F2>  Feature<F3>         IM-IT Trust<F4
$    150,000     South Butler County School District (Butler County,
                 Pennsylvania)  General Obligation Bonds, Series 1993 (FGIC                      2003 @ 100
                 Insured) #5.50%  Due 10/1/2017..................................           AAA  2013 @ 100 S.F.     $     132,974
      100,000    County of Centre, Pennsylvania, General Obligation Bonds,                       2003 @ 100
                 Series  1993A (FGIC Insured) #5.30%  Due 7/1/2018...............           AAA  2012 @ 100 S.F.            86,070
    500,000      Lehigh County (Pennsylvania) Industrial Development Authority,
                 Pollution Control Revenue Refunding Bonds, Series 1992A
                 (Pennsylvania Power and Light Company Project) MBIA  Insured
                 6.40%  Due 11/1/2021............................................           AAA  2002 @ 102                499,610
     500,000     Pennsylvania Intergovernmental Cooperation Authority, Special
                 Tax  Revenue Refunding Bonds (City of Philadelphia Funding                      2003 @ 100
                 Program) Series 1993A (MBIA Insured) #5.00%  Due 6/15/2022......           AAA  2014 @ 100 S.F.           401,300
     350,000     Blair County Hospital Authority, Hospital Revenue Bonds, Series
                  1992 (The Altoona Hospital Project) AMBAC Indemnity  Insured)                  2002 @ 102
                 #6.50%  Due 7/1/2022............................................           AAA  2015 @ 100 S.F.           351,750
     500,000     Erie County Hospital Authority (Commonwealth of Pennsylvania)
                 Hospital Revenue Refunding Bonds, Series 1992B (Saint  Vincent                  2002 @ 102
                 Health Center Project) MBIA Insured #6.375%  Due 7/1/2022.......           AAA  2014 @ 100 S.F.           494,450
      500,000    City of Philadelphia, Pennsylvania, Water and Wastewater                        2003 @ 102
                 Revenue  Bonds, Series 1993 (MBIA Insured) #5.25%  Due 6/15/2023           AAA  2020 @ 100 S.F.           416,035
      500,000    City of Philadelphia, Pennsylvania, Gas Works Revenue Bonds,                    2003 @ 102
                 Fourteenth Series (FSA Insured) #6.375%  Due 7/1/2026...........           AAA  2015 @ 100 S.F.           494,080
$     3,100,000                                                                                                      $   2,876,269


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



TEXAS IM-IT INTERMEDIATE LADDERED MATURITY TRUST

General. The Texas IM-IT Intermediate Laddered Maturity Trust consists of 10 issues of Securities. One of the Bonds in the Texas IM-IT Intermediate Laddered Maturity Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Texas IM-IT Intermediate Laddered Maturity Trust) as follows: General Obligations, 1 (20%); Public Building, 2 (20%); Health Care, 1 (19%); Higher Education, 2 (18%); General Purpose, 2 (12%); Other Care, 1 (10%) and Water and Sewer, 1 (1%). No Bond issue has received a provisional rating. All of the obligations in the Texas IM-IT Intermediate Laddered Maturity Trust mature within 5-10 years of the Date of Deposit. Commencing in approximately the fifth year of the Trust, roughly 20% of the Bonds contained in the Trust will mature each year. The dollar weighted average maturity of the Bonds in the Trust is 6.58 years.

Risk Factors. Historically, the primary sources of the State's revenues have been sales taxes, mineral severance taxes and federal grants. Due to the collapse of oil and gas prices in 1986 and a resulting enactment by recent legislatures of new tax measures, including those increasing the rates of existing taxes and expanding the tax base for certain taxes, there has been a reordering in the relative importance of the State's taxes in terms of their contribution to the State's revenue in any year. Due to the State's expansion in Medicaid spending and other Health and Human Services programs requiring federal matching revenues, federal receipts became the State's number one source of income in fiscal 1993. Sales tax, which had been the main source of revenue for the previous 12 years, dropped to second, accounting for 27% of total revenues in fiscal 1993. Interest and investment income is now the third largest revenue source, contributing 6.4% of total revenues in fiscal 1993. The motor fuels tax is now the State's fourth largest revenue source and the second largest tax, accounting for approximately 6.2% of total revenue in fiscal year 1993. Licenses, fees and permits, the State's fifth largest revenue source, accounted for 6.3% of the total revenue in fiscal year 1993. The remainder of the State's revenues are derived primarily from other excise taxes. The State currently has no personal or corporate income tax. The State does, however, impose a corporate franchise tax based in certain circumstances in part on a corporation's profit.

Heavy reliance on the energy and agricultural sectors for jobs and income resulted in a general downturn in the Texas economy beginning in 1982 as those industries suffered significantly. The effects of this downturn continued to adversely affect the State's real estate industry and its financial institutions for several years. As a result of these problems, the general revenue fund had a $231 million cash deficit at the beginning of the 1987 fiscal year and ended the 1987 fiscal year with a $745 million cash deficit. In 1987, the Texas economy began to move toward a period of recovery. The expansion continued in 1988 and 1989. In fiscal year 1993, the State ended the year with a general revenue fund cash surplus of $1,163 million. This was the sixth consecutive year that Texas ended a fiscal year with a posiitve balance.

The 73rd Legislature meeting in 1993 passed the 1994-1995 biennial all funds budget of $71.2 billion without increasing state taxes. This was accomplished by cutting spending in certain areas and increasing federal funding. The state Comptroller has estimated that total state revenues from all sources would total $65.3 billion for the 1994-1995 biennium.

The Texas Constitution prohibits the State from levying ad valorem taxes on property for general revenue purposes and limits the rate of such taxes for other purposes to $.35 per $100 of valuation. The Constitution also permits counties to levy, in addition to all other ad valorem taxes permitted by the Constitution, ad valorem taxes on property within the county for flood control and road purposes in an amount not to exceed $.30 per $100 of valuation. The Constitution prohibits counties, cities and towns from levying a tax rate exceeding $.80 per $100 of valuation for general fund and other specified purposes.

With certain specific exceptions, the Texas Constitution generally prohibits the creation of debt by or on behalf of the State unless the voters of the State, by constitutional amendment, authorize the issuance of debt (including general obligation indebtedness backed by the State's taxing power and full faith and credit). In excess of $8.49 billion of general obligation bonds have been authorized in Texas and almost $4.18 billion of such bonds are currently outstanding. Of these, approximately 76% were issued by the Veterans' Land Board and the Texas Public Finance Authority.

Though the full faith and credit of the State are pledged for the payment of all general obligations issued by the State, much of that indebtedness is designed to be eventually self-supporting from fees, payments, and other sources of revenues; in some instances, the receipt of such revenues by certain issuing agencies has been in sufficient amounts to pay the principal of and interest on the issuer's outstanding bonds without requiring the use of appropriated funds.

Pursuant to Article 717k-2, Texas Revised Civil Statutes, as presently amended, the net effective interest rate for any issue or series of Bonds in the Texas IM-IT Trust is limited to 15%.

From the time Standard & Poor's Corporation began rating Texas general obligation bonds in 1956 until early 1986, that firm gave such bonds its highest rating, "AAA."In April 1986, in response to the State economic problems, Standard & Poor's downgraded its rating of Texas general obligation bonds to "AA+."Such rating was further downgraded in July
1987 to "AA."Moody's Investors Service, Inc. has rated Texas bonds since prior to the Great Depression. Moody's upgraded its rating of Texas general obligation bonds in 1962 from "Aa"to "Aaa", its highest rating, following the imposition of a statewide sales tax by the Legislature. Moody's downgraded such rating to "Aa"in March 1987. No prediction can be made concerning future changes in ratings by national rating agencies of Texas general obligation bonds or concerning the effect of such ratings changes on the market for such issues.

The same economic and other factors affecting the State of Texas and its agencies also have affected cities, counties, school districts and other issuers of bonds located throughout the State. Declining revenues caused by the downturn in the Texas economy in the mid-1980s forced these various other issuers to raise taxes and cut services to achieve the balanced budget mandated by their respective charters or applicable State law requirements. Standard & Poor's Corporation and Moody's Investors Service, Inc. assign separate ratings to each issue of bonds sold by these other issuers. Such ratings may be significantly lower than the ratings assigned by such rating agencies to Texas general obligation bonds.

On April 15, 1991, the Governor signed into law Senate Bill 351, the School Finance Reform Bill. This bill sets a minimum local property tax rate which guarantees the local school districts a basic state allotment of a specified amount per pupil. The funding mechanism is based on tax base consolidation and creates 188 new taxing units, drawn largely along county lines. Within each taxing unit, school districts will share the revenue raised by the minimum local property tax. Local school districts are allowed to "enrich" programs and provide for facilities construction by levying an additional tax. In January 1992 the Texas Supreme Court declared the School Finance Reform Bill unconstitutional because the community education districts are in essence a state property tax. The legislature was given until September 1, 1993 to pass a new school finance reform bill. The Supreme Court said that, in the meantime, the county education districts could continue to levy and collect property taxes. Several taxpayers have filed suit challenging the right of such districts to collect a tax that has been declared unconstitutional by the Supreme Court. In March 1993, the Legislature passed a proposed constitutional amendment which would allow a limited amount of money to be " recaptured"from wealthy school districts and redistributed to property-poor school districts. However, the amendment was rejected by the voters on May 1, 1993, requiring the Legislature to develop a new school finance plan. At the end of May 1993, the legislature passed a new school finance bill that provides school districts with certain choices to achieve funding equalization. Although a number of both poor and wealthy school districts have challenged the new funding law, the trial judge has stated that the new law shall be implemented for at least the 1993-1994 school year before considering any constitutional challenges.

The Comptroller has estimated that total revenues for fiscal 1994 will be $33.59 billion, compared to actual revenues of $33.79 billion for fiscal 1993. The revenue estimate for fiscal 1994 is based on an assumption that the Texas economy will show a steady growth.

A wide variety of Texas laws, rules and regulations affect, directly, or indirectly, the payment of interest on, or the repayment of the principal of, Bonds in the Texas IM-IT Trust. The impact of such laws and regulations on particular Bonds may vary depending upon numerous factors including, among others, the particular type of Bonds involved, the public purpose funded by the Bonds and the nature and extent of insurance or other security for payment of principal and interest on the Bonds. For example, Bonds in the Texas IM-IT Trust which are payable only from the revenues derived from a particular facility may be adversely affected by Texas laws or regulations which make it more difficult for the particular facility to generate revenues sufficient to pay such interest and principal, including, among others, laws and regulations which limit the amount of fees, rates or other charges which may be imposed for use of the facility or which increase competition among facilities of that type or which limit or otherwise have the effect of reducing the use of such facilities generally, thereby reducing the revenues generated by the particular facility. Bonds in the Texas IM-IT Trust, the payment of interest and principal on which is payable from annual appropriations, may be adversely affected by local laws or regulations that restrict the availability of monies with which to make such appropriations. Similarly, Bonds in the Texas IM-IT Trust, the payment of interest and principal on which is secured, in whole or in part, by an interest in real property may be adversely affected by declines in real estate values and by Texas laws that limit the availability of remedies or the scope of remedies available in the event of a default on such Bonds. Because of the diverse nature of such laws and regulations and the impossibility of predicting the nature or extent of future changes in existing laws or regulations or the future enactment or adoption of additional laws or regulations, it is not presently possible to determine the impact of such laws and regulations on the Bonds in the Texas IM-IT Trust and, therefore, on the Units.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds in the Texas IM-IT Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the Texas IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bond, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Texas IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Texas IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Leonard Hurt Terry & Blinn, a professional corporation, special counsel to the Fund, under existing Texas law:

Neither the State nor any political subdivision of the State currently imposes an income tax on individuals. Therefore, no portion of any distribution received by an individual Unitholder of the Trust in respect of his Units, including a distribution of the proceeds of insurance in respect of such Units, is subject to income taxation by the State or any political subdivision of the State;

Except in the case of certain transportation businesses, savings and loan associations and insurance companies, no Unit of the Trust is taxable under any property tax levied in the State;

The "inheritance tax"of the State, imposed upon certain transfers of property of a deceased resident individual Unitholder, may be measured in part upon the value of Units of the Trust included in the estate of such Unitholder; and

With respect to any Unitholder which is subject to the State corporate franchise tax, Units in the Trust held by such Unitholder, and distributions received thereon, will be taken into account in computing the "taxable capital"of the Unitholder allocated to the State, one of the bases by which such franchise tax is currently measured (the other being a corporation's "net capital earned surplus", which is, generally, its net corporate income plus officers and directors income).

The opinion set forth in clause (2), above, is limited to the extent that Units of the Trust may be subject to property taxes levied in the State if held on the relevant date: (i) by a transportation business described in V.T.C.A., Tax Code, Subchapter A, Chapter 24; (ii) by a savings and loan association formed under the laws of the State (but only to the extent described in section 11.09 of the Texas Savings and Loan Act, Vernon's Ann. Civ. St. art. 852a); or (iii), by an insurance company incorporated under the laws of the State (but only to the extent described in V.A.T.S., Insurance Code, Art. 4.01). Each Unitholder described in the preceding sentence should consult its own tax advisor with respect to such matters.

Corporations subject to the State franchise tax should be aware that in its first called 1991 session, the Texas Legislature adopted, and the Governor has signed into law, certain substantial amendments to the State corporate franchise tax, the effect of which may be to subject to taxation all or a portion of any gains realized by such a corporate Unitholder upon the sale, exchange or other disposition of a Unit. The amendments are applicable to taxable periods commencing January 1991, and to each taxable period thereafter. Because no authoritative judicial, legislative or administrative interpretation of these amendments has issued, and there remain many unresolved questions regarding its potential effect on corporate franchise taxpayers, each corporation which is subject to the State franchise tax and which is considering the purchase of Units should consult its tax advisor regarding the effect of these amendments.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit.................................... $    49.82
 Less: Estimated Annual Expense per Unit <F2>................................. $     1.53
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    48.29
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    48.29
 Divided by 12................................................................ $     4.02
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .13414
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>......       4.70%
Estimated Long-Term Return <F3><F4><F5>.......................................       4.85%
Initial Distribution (November 1994).......................................... $     3.35
Estimated Normal Distribution per Unit <F5>................................... $     4.02
Purchased Interest <F6>....................................................... $     8.20
 Trustee's Annual Fee <F1>..........$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....... FIRST day of each month
 Distribution Dates ................ FIFTEENTH day of each month commencing
                                     November 15, 1994




<F1>During the first year the Trustee will reduce its fee by approximately $.55 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued"Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated annual interest income per Unit will be increased to $50.37. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.08; and estimated net annual interest income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."Based on the outstanding principal amount of Securities as of the Date of Deposit, the Trustee's annual fee would be $2,940.

<F2>Excluding insurance costs.

<F3>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F4>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6>See "Unitholder Explanations--Purchased and Accrued Interest".





TEXAS IM-IT INTERMEDIATE LADDERED MATURITY
SERIES 1 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Texas
                                                                                                               IM-IT
                                                                                                               Intermediate
                                                                                                               Laddered
Aggregate       Name of Issuer, Title, Interest Rate andMaturity Date of                       Redemption      Maturity
Principal<F1>   either Bonds Deposited orBonds Contracted for<F1><F5>              Rating<F2>  Feature<F3>     Trust<F4>
$    260,000    City of Alice, Texas (Jim Wells County) Tax Notes, Series 1994
                 (AMBAC Indemnity Insured) 5.00%  Due 8/1/1999.................           AAA                  $     260,975
     540,000    North Harris Montgomery Community College District (Texas)
                Revenue Bonds (AMBAC Indemnity Insured)** 340M-5.00%  Due                 AAA                        341,275
                9/15/1999 #200M-5.25%  Due 9/15/2003...........................           AAA                        197,246
    565,000     Victoria County, Texas, Hospital Revenue Refunding Bonds
                (Citizen's Medical Center Issue) Series 1994 (AMBAC  Indemnity
                Insured) #5.30%  Due 1/1/2000..................................           AAA                        568,859
     35,000     City of Plano, Texas (Collin and Denton Counties) Municipal
                Drainage Utility System Revenue Bonds, Series 1994 (AMBAC
                Indemnity Insured)** 6.50%  Due 5/15/2000......................           AAA                         37,318
    600,000     Brushy Creek Municipal Utility District, Williamson County,
                Texas,  Combination Unlimited Tax and Revenue Refunding Bonds,
                 Series 1994 (AMBAC Indemnity Insured)** #5.15%  Due 6/1/2001..           AAA                        597,210
     100,000    Lower Colorado River Authority, Texas, Priority Refunding
                Revenue  Bonds, Series B (AMBAC Indemnity Insured) #0.00%  Due
                1/1/2002.......................................................           AAA                         67,618   <F6>
     600,000    Texas Public Finance Authority, Building Revenue Bonds, Series
                 1994A (AMBAC Indemnity Insured)** #200M - 5.35%  Due 2/1/2002            AAA                        200,136
                #400M - 5.45%  Due 2/1/2003....................................           AAA                        400,144
    300,000     Texas State Public Property Finance Corporation, Acquisition
                and  Refunding Revenue Bonds, Mental Health and Retardation
                Center, Series 1993 (Capital Guaranty Insured) 5.00%  Due
                9/1/2002.......................................................           AAA                        293,469
$    3,000,000                                                                                                 $   2,964,250




All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



TEXAS IM-IT TRUST

General. The Texas IM-IT Trust consists of 9 issues of Securities. One of the Bonds in the Texas IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Texas IM-IT Trust) as follows: Industrial Revenue, 2 (33%); Health Care, 2 (23%); Retail Electric/Gas, 1 (16%); Water and Sewer, 2 (13%); Transportation, 1 (10%) and General Obligations, 1 (5%). No Bond issue has received a provisional rating.

Risk Factors. Historically, the primary sources of the State's revenues have been sales taxes, mineral severance taxes and federal grants. Due to the collapse of oil and gas prices in 1986 and a resulting enactment by recent legislatures of new tax measures, including those increasing the rates of existing taxes and expanding the tax base for certain taxes, there has been a reordering in the relative importance of the State's taxes in terms of their contribution to the State's revenue in any year. Due to the State's expansion in Medicaid spending and other Health and Human Services programs requiring federal matching revenues, federal receipts became the State's number one source of income in fiscal 1993. Sales tax, which had been the main source of revenue for the previous 12 years, dropped to second, accounting for 27% of total revenues in fiscal 1993. Interest and investment income is now the third largest revenue source, contributing 6.4% of total revenues in fiscal 1993. The motor fuels tax is now the State's fourth largest revenue source and the second largest tax, accounting for approximately 6.2% of total revenue in fiscal year 1993. Licenses, fees and permits, the State's fifth largest revenue source, accounted for 6.3% of the total revenue in fiscal year 1993. The remainder of the State's revenues are derived primarily from other excise taxes. The State currently has no personal or corporate income tax. The State does, however, impose a corporate franchise tax based in certain circumstances in part on a corporation's profit.

Heavy reliance on the energy and agricultural sectors for jobs and income resulted in a general downturn in the Texas economy beginning in 1982 as those industries suffered significantly. The effects of this downturn continued to adversely affect the State's real estate industry and its financial institutions for several years. As a result of these problems, the general revenue fund had a $231 million cash deficit at the beginning of the 1987 fiscal year and ended the 1987 fiscal year with a $745 million cash deficit. In 1987, the Texas economy began to move toward a period of recovery. The expansion continued in 1988 and 1989. In fiscal year 1993, the State ended the year with a general revenue fund cash surplus of $1,163 million. This was the sixth consecutive year that Texas ended a fiscal year with a posiitve balance.

The 73rd Legislature meeting in 1993 passed the 1994-1995 biennial all funds budget of $71.2 billion without increasing state taxes. This was accomplished by cutting spending in certain areas and increasing federal funding. The state Comptroller has estimated that total state revenues from all sources would total $65.3 billion for the 1994-1995 biennium.

The Texas Constitution prohibits the State from levying ad valorem taxes on property for general revenue purposes and limits the rate of such taxes for other purposes to $.35 per $100 of valuation. The Constitution also permits counties to levy, in addition to all other ad valorem taxes permitted by the Constitution, ad valorem taxes on property within the county for flood control and road purposes in an amount not to exceed $.30 per $100 of valuation. The Constitution prohibits counties, cities and towns from levying a tax rate exceeding $.80 per $100 of valuation for general fund and other specified purposes.

With certain specific exceptions, the Texas Constitution generally prohibits the creation of debt by or on behalf of the State unless the voters of the State, by constitutional amendment, authorize the issuance of debt (including general obligation indebtedness backed by the State's taxing power and full faith and credit). In excess of $8.49 billion of general obligation bonds have been authorized in Texas and almost $4.18 billion of such bonds are currently outstanding. Of these, approximately 76% were issued by the Veterans' Land Board and the Texas Public Finance Authority.

Though the full faith and credit of the State are pledged for the payment of all general obligations issued by the State, much of that indebtedness is designed to be eventually self-supporting from fees, payments, and other sources of revenues; in some instances, the receipt of such revenues by certain issuing agencies has been in sufficient amounts to pay the principal of and interest on the issuer's outstanding bonds without requiring the use of appropriated funds.

Pursuant to Article 717k-2, Texas Revised Civil Statutes, as presently amended, the net effective interest rate for any issue or series of Bonds in the Texas IM-IT Trust is limited to 15%.

From the time Standard & Poor's Corporation began rating Texas general obligation bonds in 1956 until early 1986, that firm gave such bonds its highest rating, "AAA."In April 1986, in response to the State economic problems, Standard & Poor's downgraded its rating of Texas general obligation bonds to "AA+."Such rating was further downgraded in July
1987 to "AA."Moody's Investors Service, Inc. has rated Texas bonds since prior to the Great Depression. Moody's upgraded its rating of Texas general obligation bonds in 1962 from "Aa"to "Aaa", its highest rating, following the imposition of a statewide sales tax by the Legislature. Moody's downgraded such rating to "Aa"in March 1987. No prediction can be made concerning future changes in ratings by national rating agencies of Texas general obligation bonds or concerning the effect of such ratings changes on the market for such issues.

The same economic and other factors affecting the State of Texas and its agencies also have affected cities, counties, school districts and other issuers of bonds located throughout the State. Declining revenues caused by the downturn in the Texas economy in the mid-1980s forced these various other issuers to raise taxes and cut services to achieve the balanced budget mandated by their respective charters or applicable State law requirements. Standard & Poor's Corporation and Moody's Investors Service, Inc. assign separate ratings to each issue of bonds sold by these other issuers. Such ratings may be significantly lower than the ratings assigned by such rating agencies to Texas general obligation bonds.

On April 15, 1991, the Governor signed into law Senate Bill 351, the School Finance Reform Bill. This bill sets a minimum local property tax rate which guarantees the local school districts a basic state allotment of a specified amount per pupil. The funding mechanism is based on tax base consolidation and creates 188 new taxing units, drawn largely along county lines. Within each taxing unit, school districts will share the revenue raised by the minimum local property tax. Local school districts are allowed to "enrich" programs and provide for facilities construction by levying an additional tax. In January 1992 the Texas Supreme Court declared the School Finance Reform Bill unconstitutional because the community education districts are in essence a state property tax. The legislature was given until September 1, 1993 to pass a new school finance reform bill. The Supreme Court said that, in the meantime, the county education districts could continue to levy and collect property taxes. Several taxpayers have filed suit challenging the right of such districts to collect a tax that has been declared unconstitutional by the Supreme Court. In March 1993, the Legislature passed a proposed constitutional amendment which would allow a limited amount of money to be " recaptured"from wealthy school districts and redistributed to property-poor school districts. However, the amendment was rejected by the voters on May 1, 1993, requiring the Legislature to develop a new school finance plan. At the end of May 1993, the legislature passed a new school finance bill that provides school districts with certain choices to achieve funding equalization. Although a number of both poor and wealthy school districts have challenged the new funding law, the trial judge has stated that the new law shall be implemented for at least the 1993-1994 school year before considering any constitutional challenges.

The Comptroller has estimated that total revenues for fiscal 1994 will be $33.59 billion, compared to actual revenues of $33.79 billion for fiscal 1993. The revenue estimate for fiscal 1994 is based on an assumption that the Texas economy will show a steady growth.

A wide variety of Texas laws, rules and regulations affect, directly, or indirectly, the payment of interest on, or the repayment of the principal of, Bonds in the Texas IM-IT Trust. The impact of such laws and regulations on particular Bonds may vary depending upon numerous factors including, among others, the particular type of Bonds involved, the public purpose funded by the Bonds and the nature and extent of insurance or other security for payment of principal and interest on the Bonds. For example, Bonds in the Texas IM-IT Trust which are payable only from the revenues derived from a particular facility may be adversely affected by Texas laws or regulations which make it more difficult for the particular facility to generate revenues sufficient to pay such interest and principal, including, among others, laws and regulations which limit the amount of fees, rates or other charges which may be imposed for use of the facility or which increase competition among facilities of that type or which limit or otherwise have the effect of reducing the use of such facilities generally, thereby reducing the revenues generated by the particular facility. Bonds in the Texas IM-IT Trust, the payment of interest and principal on which is payable from annual appropriations, may be adversely affected by local laws or regulations that restrict the availability of monies with which to make such appropriations. Similarly, Bonds in the Texas IM-IT Trust, the payment of interest and principal on which is secured, in whole or in part, by an interest in real property may be adversely affected by declines in real estate values and by Texas laws that limit the availability of remedies or the scope of remedies available in the event of a default on such Bonds. Because of the diverse nature of such laws and regulations and the impossibility of predicting the nature or extent of future changes in existing laws or regulations or the future enactment or adoption of additional laws or regulations, it is not presently possible to determine the impact of such laws and regulations on the Bonds in the Texas IM-IT Trust and, therefore, on the Units.

The foregoing information constitutes only a brief summary of some of the financial difficulties which may impact certain issuers of Bonds in the Texas IM-IT Trust and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers in the Texas IM-IT Trust are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the Bond, the market value or marketability of the Bonds or the ability of the respective issuers of the Bonds acquired by the Texas IM-IT Trust to pay interest on or principal of the Bonds.

Tax Status. For a discussion of the Federal tax status of income earned on Texas IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Leonard Hurt Terry & Blinn, a professional corporation, special counsel to the Fund, under existing Texas law:

Neither the State nor any political subdivision of the State currently imposes an income tax on individuals. Therefore, no portion of any distribution received by an individual Unitholder of the Trust in respect of his Units, including a distribution of the proceeds of insurance in respect of such Units, is subject to income taxation by the State or any political subdivision of the State;

Except in the case of certain transportation businesses, savings and loan associations and insurance companies, no Unit of the Trust is taxable under any property tax levied in the State;

The "inheritance tax"of the State, imposed upon certain transfers of property of a deceased resident individual Unitholder, may be measured in part upon the value of Units of the Trust included in the estate of such Unitholder; and

With respect to any Unitholder which is subject to the State corporate franchise tax, Units in the Trust held by such Unitholder, and distributions received thereon, will be taken into account in computing the "taxable capital"of the Unitholder allocated to the State, one of the bases by which such franchise tax is currently measured (the other being a corporation's "net capital earned surplus", which is, generally, its net corporate income plus officers and directors income).

The opinion set forth in clause (2), above, is limited to the extent that Units of the Trust may be subject to property taxes levied in the State if held on the relevant date: (i) by a transportation business described in V.T.C.A., Tax Code, Subchapter A, Chapter 24; (ii) by a savings and loan association formed under the laws of the State (but only to the extent described in section 11.09 of the Texas Savings and Loan Act, Vernon's Ann. Civ. St. art. 852a); or (iii), by an insurance company incorporated under the laws of the State (but only to the extent described in V.A.T.S., Insurance Code, Art. 4.01). Each Unitholder described in the preceding sentence should consult its own tax advisor with respect to such matters.

Corporations subject to the State franchise tax should be aware that in its first called 1991 session, the Texas Legislature adopted, and the Governor has signed into law, certain substantial amendments to the State corporate franchise tax, the effect of which may be to subject to taxation all or a portion of any gains realized by such a corporate Unitholder upon the sale, exchange or other disposition of a Unit. The amendments are applicable to taxable periods commencing January 1991, and to each taxable period thereafter. Because no authoritative judicial, legislative or administrative interpretation of these amendments has issued, and there remain many unresolved questions regarding its potential effect on corporate franchise taxpayers, each corporation which is subject to the State franchise tax and which is considering the purchase of Units should consult its tax advisor regarding the effect of these amendments.





Per Unit Information:

Calculation of Estimated Net Annual Unit Income During the First Year <F1>:
 Estimated Annual Interest Income per Unit.................................... $    58.51
 Less: Estimated Annual Expense per Unit <F2>................................. $     1.10
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    57.41
Calculation of Estimated Interest Earnings per Unit During the First Year:
 Estimated Net Annual Interest Income per Unit................................ $    57.41
 Divided by 12................................................................ $     4.78
Estimated Daily Rate of Net Interest Accrual per Unit During the First Year... $   .15946
Estimated Current Return Based on Public Offering Price During the First
  Year <F1><F3><F4><F5>.......................................................       5.74%
Calculation of Estimated Net Annual Unit Income After the First Year <F1>:....
 Estimated Annual Interest Income per Unit.................................... $    59.74
 Less: Estimated Annual Expense per Unit <F2>................................. $     2.08
 Less: Annual Premium on Portfolio Insurance per Unit.........................         --
 Estimated Net Annual Interest Income per Unit................................ $    57.66
Calculation of Estimated Interest Earnings per Unit After the First Year:.....
 Estimated Net Annual Interest Income per Unit................................ $    57.66
 Divided by 12 ............................................................... $     4.81
Estimated Daily Rate of Net Interest Accrual per Unit After the First Year.... $   .16015
Estimated Current Return Based on Public Offering Price After the First
  Year <F1><F3><F4><F5>.......................................................       5.77%
Estimated Long-Term Return <F1><F3><F4><F5>...................................       5.85%
Initial Distribution (November 1994).......................................... $     4.00
Estimated Normal Distribution per Unit <F5>................................... $     4.81
Purchased Interest <F6>....................................................... $     9.96
 Trustee's Annual Fee <F1>..........$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....... FIRST day of each month
 Distribution Dates ................ FIFTEENTH day of each month commencing
                                     November 15, 1994




<F1>The differences between the Estimated Current Returns during the first year and after the first year are shown in the table above. Due to inclusion in the portfolio of "when, as and if issued"Bonds a portion of the monies received by the Trust (the net interest accruing on such bonds prior to their respective deliveries to the Trust--the last of which is expected to be on November 1, 1994) will be treated, in the first year only, as a distribution which is not deemed to be income to Unitholders. During the first year $1.23 per Unit (for those purchasing units on the Date of Deposit) will be "when issued"interest. However, because the Trustee will reduce its expenses during the first year to the extent of its annual fee which is expected to be approximately $.98 per Unit, only $.25 or .025% per Unit will be considered such a distribution and is the difference between the first and second year monthly Estimated Current Return indicated above. It should be noted that the actual cash generated in connection with each Unit during the first year will equal the amount indicated under Estimated Net Annual Interest Income per Unit After the First Year. This cash amount during the first year includes $.25 per Unit, which is a distribution not deemed to be income. See "The Fund" and "Estimated Current Returns and Estimated Long-Term Returns". The fact that there is a distribution not deemed to be income during the first year would not effect the Estimated Long-Term Return by more than .01% per Unit.

<F2>Excluding insurance costs.

<F3>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F4>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F6>See "Unitholder Explanations--Purchased and Accrued Interest".





TEXAS INSURED MUNICIPALS INCOME TRUST
SERIES 38 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994
                                                                                                                     Offering
                                                                                                                     Price To
Aggregate      Name of Issuer, Title, Interest Rate andMaturity Date of either                   Redemption          Texas
Principal<F1>  Bonds Deposited orBonds Contracted for<F1><F5>                        Rating<F2>  Feature<F3>         IM-IT Trust<F4
$     410,000  North Texas Municipal Water District, City of Heath Sanitary
               Sewer  System, Installment Sale Contract Revenue Bonds, Series
               1994 (MBIA Insured)**  #200M-6.25%  Due 7/10/2015 #210M-6.25%      AAA            2004 @ 100                197,556
               Due 7/10/2016..................................................... AAA            2004 @ 100          $     207,352
      150,000  Town of Trophy Club, Texas (Denton County) General Obligation
               Bonds, Series 1994 (Bank Qualified) AMBAC Indemnity  Insured**
               #6.25%  Due 9/1/2015.............................................. AAA            2005 @ 100                149,014
      500,000  Coastal Bend Health Facilities Development Corporation (Texas)
               Revenue Bonds (Incarnate Word Health Services Project)  Series                    2003 @ 102
               1987A (AMBAC Indemnity Insured)  6.30%  Due 1/1/2017.............. AAA            2007 @ 100 S.F.           490,760
      300,000  Harris County, Texas, Toll Road Senior Lien Revenue Refunding                     2004 @ 102
               Bonds, Series 1994 (FGIC Insured)**  #5.375%  Due 8/15/2020....... AAA            2017 @ 100 S.F.           262,548
      500,000  Brazos River Authority (Texas) Collateralized Pollution Control
               Revenue Refunding Bonds (Texas Utilities Electric Company
               Project) Series 1993A (AMBAC Indemnity Insured)  #5.50%  Due
               5/1/2022.......................................................... AAA            2003 @ 102                439,445
      195,000  Tyler Health Facilities Development Corporation (Texas) Hospital
               Revenue Bonds (Mother Frances Hospital of Tyler Project)  Series                  2002 @ 102
               1992 (FGIC Insured)  #6.50%  Due 7/1/2022......................... AAA            2010 @ 100 S.F.           195,975
      500,000  Austin, Texas, Utility System Revenue Refunding Bonds, Series                     2004 @ 100
               1994 (FGIC Insured)**  #5.75%  Due 5/15/2024...................... AAA            2017 @ 100 S.F.           453,445
      500,000  Matagorda County, Texas, Navigation District No. 1, Pollution
               Control Revenue Refunding Bonds, Series 1993 (Central  Power &
               Light Company Project) MBIA Insured  6.00%  Due 7/1/2028.......... AAA            2003 @ 102                465,225
$   3,055,000                                                                                                        $   2,861,320


All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".



NORTH CAROLINA QUALITY TRUST

General. The North Carolina Quality Trust consists of 8 issues of Securities. None of the Bonds in the North Carolina Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total North Carolina Quality Trust) as follows: Health Care, 3 (35%); Wholesale Electric, 2 (33%); Certificates of Participation, 2 (23%) and General Purpose, 1 (9%). No Bond issue has received a provisional or conditional rating.

Risk Factors. See Portfolio for a list of the Debt Obligations included in the North Carolina Quality Trust. The portions of the following discussion regarding the financial condition of the State government may not be relevant to general obligation or revenue bonds issued by political subdivisions of the State. Those portions and the sections which follow regarding the economy of the State, are included for the purpose of providing information about general economic conditions that may or may not affect issuers of the North Carolina obligations.

General obligations of a city, town or county in North Carolina are payable from the general revenues of the entity, including ad valorem tax revenues on property within the jurisdiction. Revenue bonds issued by North Carolina political subdivisions include (1) revenue bonds payable exclusively from revenue-producing governmental enterprises and (2) industrial revenue bonds, college and hospital revenue bonds and other "private activity bonds" which are essentially non-governmental debt issues and which are payable exclusively by private entities such as non-profit organizations and business concerns of all sizes. State and local governments have no obligation to provide for payment of such private activity bonds and in many cases would be legally prohibited from doing so. The value of such private activity bonds may be affected by a wide variety of factors relevant to particular localities or industries, including economic developments outside of North Carolina.

Section 23-48 of the North Carolina General Statutes appears to permit any city, town, school district, county or other taxing district to avail itself of the provisions of Chapter 9 of the United States Bankruptcy Code, but only with the consent of the Local Government Commission of the State and of the holders of such percentage or percentages of the indebtedness of the issuer as may be required by the Bankruptcy Code (if any such consent is required). Thus, although limitations apply, in certain circumstances political subdivisions might be able to seek the protection of the Bankruptcy Code.

State Budget and Revenues. The North Carolina State Constitution requires that the total expenditures of the State for the fiscal period covered by each budget not exceed the total of receipts during the fiscal period and the surplus remaining in the State Treasury at the beginning of the period. The State's fiscal year runs from July 1st through June 30th.

In 1990 and 1991, the State had difficulty meeting its budget projections. The General Assembly responded by enacting a number of new taxes and fees to generate additional revenue and reduced allowable departmental operating expenditures and continuation funding. The spending reductions were based on recommendations from the Governor, the Government Performance Audit Committee and selected reductions identified by the General Assembly.

The State, like the nation, has experienced economic recovery since 1991. Apparently due to both increased tax and fee revenue and the previously enacted spending reductions, the State had a budget surplus of approximately $887 million at the end of fiscal 1993-94. After review of the 1994-95 continuation budget adopted in 1993, the General Assembly approved spending expansion funds, in part to restore certain employee salaries to budgeted levels, which amounts had been deferred to balance the budgets in 1989-1993, and to authorize funding for new initiatives for economic development, education, human services and environmental programs. (The cutback in funding for infrastructure and social development projects had been cited by agencies rating State obligations, following the 1991 reductions, as cause for concern about the long-term consequences of those reductions on the economy of the State and the State's fiscal prospects).

Based on projected growth in State tax and fee revenues, the General Fund balance forecast for the end of the 1994-95 fiscal year is approximately $310 million.

It is unclear what effect these developments at the State level may have on the value of the Debt Obligations in the North Carolina Trust.

The State is subject to claims by classes of plaintiffs asserting a right to a refund of taxes paid under State statutes that allegedly discriminated against federal retirees and armed services personnel in a manner that was unconstitutional based on the decision by the United States Supreme Court in a 1989 Michigan case involving a similar law, Davis v. Michigan Department of Treasury ("Davis"). At the time of that decision, State income tax law exempted retirement income paid by North Carolina State and local governments but did not exempt retirement income paid by the federal government to its former employees. Also, State tax law at the time provided a deduction for certain income earned by members of the North Carolina National Guard, but did not provide a similar deduction for members of the federal armed services.

Following the Davis decision the North Carolina legislature amended the tax laws to provide identical retirement income exclusions for former state and federal employees (effective for 1989), and repealed the deduction given to members of the State National Guard. In addition, the amendments authorized a special tax credit for federal retirees equal to the taxes paid on their nonexcluded federal pensions in 1988 (to be taken over a three year period beginning with returns for 1990).

Subsequent to Davis, the North Carolina plaintiffs brought an action in federal court against the North Carolina Department of Revenue and certain officials of the State alleging that the collection of the taxes under the prior North Carolina tax statutes was prohibited by the state and federal constitutions, and also violated civil rights protections under 42 U.S.C. SS 1983, a federal statute prohibiting discriminatory taxation of the compensation of certain federal employees (4 U.S.C. SS 111), and the principle of intergovernmental tax immunity. The plaintiffs sought injunctive relief requiring the State to provide refunds of the illegally collected taxes paid on federal retirement or military pay for the years 1985-88 (covering the asserted 3 year limitations period), plus interest. Swanson, et al. v. Powers, et al. (United States District Court for the Eastern District of North Carolina, No. 89-282-CIV-5-H) ("Swanson Federal"). The individual plaintiffs in Swanson Federal also brought an action in North Carolina state court seeking refunds of the illegal taxes. Swanson, et al. v. State of North Carolina, et al. (Wake County, North Carolina Superior Court, No. 90 CVS 3127) ("Swanson State").

The amounts claimed by federal retirees in the Swanson actions have not been precisely calculated. Plaintiffs have asserted that the plaintiff class contains about 100,000 taxpayers; the State estimated that as of June 30, 1994, the claims (including interest) would then aggregate approximately $280 million.

In 1991, the North Carolina Supreme Court in Swanson State affirmed a decision in favor of the State, holding that the U.S. Supreme Court decision in Davis was not to have retroactive effect. Review was granted by the United States supreme Court and the case subsequently was remanded to the North Carolina Supreme Court for reconsideration in light of the U.S. Supreme Court's 1993 holding in Harper v. Virginia Dept. of Taxation ("Harper"). In Harper, which also involved the disparate income tax treatment of retired state and federal employees and the question of retroactive application of Davis, the U.S. Supreme Court held that the Commonwealth of Virginia must provide " meaningful backward-looking relief"to the plaintiffs if the Commonwealth did not have a predeprivation process adequate to satisfy due process requirements. Harper was remanded to the Supreme Court of Virginia to determine whether a remedy was required and, if so, what form it would take.

Similarly, Swanson State was remanded for reconsideration of whether the North Carolina tax laws satisfied the due process requirements of the federal constitution and, if not, what remedy was to be provided by the State.

On remand, the North Carolina Supreme Court held in early 1994 that the plaintiffs in Swanson State were procedurally barred from recovering refunds because they did not comply with the State's statutory postpayment refund demand procedure. The plaintiffs contended unsuccessfully that the postpayment demand requirement did not meet the requirements of the federal constitution, in light of the Harper decision, for "meaningful backward-looking relief". Plaintiffs in Swanson State have petitioned the U.S. Supreme
Court for review of the most recent North Carolina Supreme Court decision.

Following Harper, the plaintiffs in Swanson Federal again requested an injunction requiring refunds. (Although the federal and state cases are independent, the refund claims apparently would lead to only a single recovery of taxes deemed unlawfully collected.) In May 1994, the U.S. District Court granted the State's motion to dismiss all but one claim made by the plaintiffs, declaring that those claims were precluded by the 1994 North Carolina Supreme Court decision in Swanson State. Plaintiffs in Swanson Federal asserted that relief should have been granted because of the effect of the federal District Court's 1990 opinion in Swanson Federal denying the defendants' motion that the federal Tax Injunction Act precluded the plaintiffs' claims, in which the court found that the statutory post-payment remedy for refund of unlawful taxes was no "plain, speedy and efficient", as required by that law, Swanson Federal, 1990 WL 545,761
(E.D.N.C.), rev'd, 937 F.2d 965 (1991), cert. denied,     U.S.     ,
112 S. Ct. 871 (1992). In its May 1994 decision, the federal court rejected that assertion and held that its finding regarding the federal
Tax Injunction Act was jurisdictional only and was not a determination that the statutory remedy violated the due process clause.





The plaintiffs' claim that was not dismissed with prejudice in the recent District Court order asserts that the State continued an unlawful discrimination, contrary to the requirements of 4 U.S.C. SS 111 and the doctrine of intergovernmental tax immunity, by increasing benefits to State retirees (in order to offset the effect of the deletion of the preferential State retirement income exemption) as part of the bill that equalized the income exclusion of State and federal retirement payments. The claim is based on a holding of similar effect in Sheehy v. Public Employees Retirement Div., 864 P. 2d 762 (Mont. 1993). In its May 1994 order, the District Court allowed the plaintiffs to dismiss the Sheehy claim without prejudice. Therefore, plaintiffs could assert those claims in another action; apparently, the relief would require providing federal retirees with tax refunds or other payments equal to the allegedly discriminatory payments made to State retirees since 1989.The court noted that those claims will be subject to the statutory post-deprivation procedural requirements, and that a challenge to the legality of the remedial statute would be precluded under the scope of the court's order dismissing the other claims. However, the court granted plaintiffs' motion to dismiss the Sheehy claims without prejudice because the record did not show whether the plaintiffs had complied with statutory requirements. The plaintiffs in Swanson State have appealed the District Court decision to the United States Court of Appeals.

     Several states involved in similar suits have reached settlements. Expressions of interest in settlement of the claims in Swanson by both the plaintiffs and State officials have been reported in the press, but no prediction can be made of the likelihood or amount of settlement. Although the recent improvements in the economy and fiscal condition of the State might better enable the State to satisfy an adverse decision without significant consequences to the State's fiscal condition or governmental functions, because the amount of the potential liability has not been fixed and because of the potential that adverse fiscal or economic developments could cause a more negative result on the State if a large amount must be paid, no assurance can be given that the impact of the Swanson cases, if the plaintiffs ultimately succeed, will not have an adverse impact on the Debt Obligations.

     State and local government retirees also filed a class action suit in 1990 as a result of the repeal of the income tax exemptions for state and local government retirement benefits. The original suit was dismissed after the North Carolina Supreme Court ruled in 1991 that the plaintiffs had failed to comply with state law requirements for challenging unconstitutional taxes and the United States Supreme Court denied review. In 1992, many of the same plaintiffs filed a new lawsuit alleging essentially the same claims, including breach of contract, unconstitutional impairment of contract rights by the State in taxing benefits that were allegedly promised to be tax-exempt and violation of several state constitutional provisions. The North Carolina Attorney General's office estimates that the amount in controversy is approximately $40-45 million annually for the tax years 1989 through 1992. The case is now pending in state court.

     Other litigation against the State include the following. None of the cases, in the reported opinion of the Department of the Treasurer, would have a material adverse affect on the State's ability to meet its obligations.

Leandro et al. v. State of North Carolina and State Board of Education -
In May, 1994 students and boards of education in five counties in the State filed suit in state court requesting a declaration that the public education system of North Carolina, including its system of funding, violates the State constitution by failing to provide adequate or substantially equal educational opportunities and denying due process of law and violates various statutes relating to public education. The suit is similar to a number of suits in other states, some of which resulted in holdings that the respective systems of public education funding were unconstitutional under the applicable state law. The defendants in such suit have filed a motion to dismiss, but no answer to the complaint, and no pretrial discovery has taken place.

Francisco Case - In August, 1994 a class action lawsuit was filed in state court against the Superintendent of Public Instruction and the State Board of Education on behalf of a class of parents and their children who are characterized as limited English proficient. The complaint alleges that the State has failed to provide funding for the education of these students and has failed to supervise local school systems in administering programs for them. The complaint does not allege an amount in controversy, but asks the Court to order the defendants to fund a comprehensive program to ensure equal educational opportunities for children with limited English proficiency.

Faulkenburg v. Teachers' and State Employees' Retirement System, Peeve v. Teachers' and State Employees' Retirement System, and Woodard v. Local Governmental Employees' Retirement System - Plaintiffs are disability retirees who brought class actions in state court challenging changes in the formula for payment of disability retirement benefits and claiming impairment of contract rights, breach of fiduciary duty, violation of other federal constitutional rights, and violation of state constitutional and statutory rights. The State estimates that the cost in damages and higher prospective benefit payments to plaintiffs and class members would probably amount to $50 million or more in Faulkenburg, $50 million or more in Peele, and $15 million or more in Woodward, all ultimately payable, at least initially, from the retirement system funds. Upon review in Faulkenburg, the North Carolina Court of Appeals and Supreme Court have held that claims made in Faulkenburg substantially similar to those in Peele and Woodward, for breach of fiduciary duty and violation of federal constitutional rights brought under the federal Civil Rights Act either do not state a cause of action or are otherwise barred by the statute of limitations. In 1994 plaintiffs took voluntary dismissals of their claims for impairment of contract rights in violation of the United States Constitution and filed new actions in federal court asserting the same claims along with claims for violation of constitutional rights in the taxation of retirement benefits. The remaining state court claims in all cases are scheduled to be heard in North Carolina in October, 1994.

Fulton Case - The State's intangible personal property tax levied on certain shares of stock has been challenged by the plaintiff on grounds that it violates the Commerce Clause of the United States Constitution by discriminating against stock issued by corporations that do all or part of their business outside the State. The plaintiff in the action is a North Carolina corporation that does all or part of its business outside the State. The plaintiff seeks to invalidate the tax in its entirety and to recover tax paid on the value of its shares in other corporations. The North Carolina Court of Appeals invalidated the taxable percentage deduction and excised it from the statute beginning with the 1994 tax year. The effect of this ruling is to increase collections by rendering all stock taxable on 100% of its value. The State and the plaintiff have sought further appellate review, and the case is pending before the North Carolina Supreme Court. Net collections from the tax for the fiscal year ended June 30, 1993 amounted to $120.6 million.

General. The population of the State has increased 13% from 1980, from 5,880,095 to 6,647,351 as reported by the 1990 federal census and the State rose from twelfth to tenth in population. The State's estimate of population as of June 30, 1994 is 7,023,663. Notwithstanding its rank in population size, North Carolina is primarily a rural state, having only five municipalities with populations in excess of 100,000.

The labor force has undergone significant change during recent years as the State has moved from an agricultural to a service and goods producing economy. Those persons displaced by farm mechanization and farm consolidations have, in large measure, sought and found employment in other pursuits. Due to the wide dispersion of non-agricultural employment, the people have been able to maintain, to a large extent, their rural habitation practices. During the period 1980 to 1993, the State labor force grew about 25% (from 2,855,200 to 3,556,000). Per capita income during the period 1980 to 1993 grew from $7,999 to $18,702, an increase of 133.8%.

The current economic profile of the State consists of a combination of industry, agriculture and tourism. As of June 1994, the State was reported to rank tenth among the states in non-agricultural employment and eighth in manufacturing employment. Employment indicators have varied somewhat in the annual periods since June of 1989, but have demonstrated an upward trend since 1991. The following table reflects the fluctuations in certain key employment categories.



Category (All Seasonally Adjusted)       June 1989     June 1990     June 1991     June 1992     June 1993
Civilian Labor Force                        3,286,000     3,312,000     3,228,000     3,495,000     3,504,000
Nonagricultural Employment                  3,088,000     3,129,000     3,059,000     3,135,000     3,203,400
Goods Producing Occupations (mining,
construction and manufacturing              1,042,200     1,023,100       973,600       980,800       993,600
Service Occupations                         2,045,800     2,106,300     2,085,400     2,154,200     2,209,800
Wholesale/Retail Occupations                  713,900       732,500       704,100       715,100       723,200
Government Employees                          482,200       496,400       496,700       513,400       515,400
Miscellaneous Services                        563,900       587,300       596,300       638,300       676,900
Agricultural Employment                        54,900        58,900        88,700       102,800        88,400






The seasonally adjusted unemployment rate in June 1994 was estimated to be 3.7% of the labor force (down from 5.4% in June 1993), as compared with an unemployment rate of 6.0% nationwide (down from 7.0% in June 1993).

 As of 1993, the State was tenth in the nation in gross agricultural income of which nearly the entire amount (approximately $5.3 billion) was from commodities. According to the State Commissioner of Agriculture, in 1993, the State ranked first in the nation in the production of flue-cured tobacco, total tobacco, turkeys and sweet potatoes; second in the value of poultry and eggs, hog production, trout and the production of cucumbers for pickles; fourth in commercial broilers, blueberries and peanuts; sixth in burley tobacco and net farm income.

The diversity of agriculture in North Carolina and a continuing push in marketing efforts have protected farm income from some of the wide variations that have been experienced in other states where most of the agricultural economy is dependent on a small number of agricultural commodities. North Carolina is the third most diversified agricultural state in the nation.

Tobacco production is the leading source of agricultural income in the State, accounting for 20% of gross agricultural income. Tobacco farming in North Carolina has been and is expected to continue to be affected by major Federal legislation and regulatory measures regarding tobacco production and marketing and by international competition. Measures adverse to tobacco farming could have negative effects on farm income and the North Carolina economy generally. The poultry industry provides nearly 34% of gross agricultural income. The pork industry has been expanding and accounted for 17% of gross agricultural income in 1993.

The number of farms has been decreasing; in 1993 there were approximately 59,000 farms in the State (down from approximately 72,000 in 1987, a decrease of about 18% in six years). However, a strong agribusiness sector also supports farmers with farm inputs (fertilizer, insecticide, pesticide and farm machinery) and processing of commodities produced by farmers (vegetable canning and cigarette manufacturing).

The State Department of Commerce, Travel and Tourism Division reports that in 1993 more than $8 billion was spent on tourism in the State. The Department estimates that two-thirds of total expenditures came from out-of-state travelers, and that approximately 250,000 people were employed in tourism-related jobs.

Bond Ratings. Currently, Moody's rates North Carolina general obligation bonds as Aaa and Standard & Poor's rates such bonds as AAA. Standard & Poor's also reaffirmed its stable outlook for the State in January 1994.

Standard & Poor's reports that North Carolina's rating reflects the State's strong economic characteristics, sound financial performance, and low debt levels.

The Sponsor believes the information summarized above describes some of the more significant events relating to the North Carolina Trust. The sources of this information are the official statements of issuers located in North Carolina, State agencies, publicly available documents, publications of rating agencies and statements by, or news reports of statements by State officials and employees and by rating agencies. The Sponsor and its counsel have not independently verified any of the information contained in the official statements and other sources and counsel have not expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinions set forth below under North Carolina Taxes.

Tax Status. For a discussion of the Federal tax status of income earned on North Carolina Quality Trust Units, see "Other Matters--Federal Tax
Status". The portfolio of the North Carolina Quality Trust consists of bonds issued by the State of North Carolina or municipalities, authorities or political subdivisions thereof (the "Bonds").

In the opinion of Hunton & Williams, special counsel to the Fund for North Carolina tax matters, under existing North Carolina law:

Upon the establishing of the North Carolina Quality Trust and the Units thereunder:

(1)The North Carolina Quality Trust is not an "association"taxable as a corporation under North Carolina law with the result that income of the North Carolina Quality Trust will be deemed to be income of the Unitholders.

(2)Interest on the Bonds that is exempt from North Carolina income tax when received by the North Carolina Quality Trust will retain its tax-exempt status when received by the Unitholders.

(3)Unitholders will realize a taxable event when the North Carolina Quality Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when a Unitholder redeems or sells his Units (or any of them), and taxable gains for Federal income tax purposes may result in gain taxable as ordinary income for North Carolina income tax purposes. However, when a Bond has been issued under an act of the North Carolina General Assembly that provides that all income from such Bond, including any profit made from the sale thereof, shall be free from all taxation by the State of North Carolina, any such profit received by the North Carolina Quality Trust will retain its tax-exempt status in the hands of the Unitholders.

(4)Unitholders must amortize their proportionate shares of any premium on a Bond. Amortization for each taxable year is accomplished by lowering the Unitholder's basis (as adjusted) in his Units with no deduction against gross income for the year.

(5)The Units are exempt from the North Carolina tax on intangible personal property so long as the corpus of the North Carolina Quality Trust remains composed entirely of Bonds or, pending distribution, amounts received on the sale, redemption or maturity of the Bonds and the Trustee periodically supplies to the North Carolina Department of Revenue at such times as required by the Department of Revenue a complete description of the North Carolina Quality Trust and also the name, description and value of the obligations held in the corpus of the North Carolina Quality Trust.

The opinion of Hunton & Williams is based, in part, on the opinion of Chapman and Cutler regarding Federal tax status.



Per Unit Information:

Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit.................................... $    58.52
 Less: Estimated Annual Expense per Unit...................................... $     2.11
 Estimated Net Annual Interest Income per Unit................................ $    56.41
Calculation of Estimated Interest Earnings Per Unit:
 Estimated Net Annual Interest Income per Unit................................ $    56.41
 Divided by 12................................................................ $     4.70
Estimated Daily Rate of Net Interest Accrual per Unit......................... $   .15670
Estimated Current Return Based on Public Offering Price <F1><F2><F3>..........       5.64%
Estimated Long-Term Return <F1><F2><F3>.......................................       5.80%
Initial Distribution (November 1994).......................................... $     3.92
Estimated Normal Distribution per Unit <F3>................................... $     4.70
Purchased Interest <F4>....................................................... $     9.75
 Trustee's Annual Fee...............$.98 per $1,000 principal amount of Bonds
 Record and Computation Dates....... FIRST day of each month
 Distribution Dates ................ FIFTEENTH day of each month commencing
                                     November 15, 1994




<F1>The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Unitholder
Explanations--Public Offering--General".

<F2>The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the Purchased Interest; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F3>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".

<F4>See "Unitholder Explanations--Purchased and Accrued Interest".





NORTH CAROLINA INVESTORS' QUALITY TAX-EXEMPT TRUST
SERIES 77 (IM-IT AND QUALITY MULTI-SERIES 233)
PORTFOLIO As of September 29, 1994



                Name of Issuer, Title, Interest Rate and
                Maturity Date of either Bonds Deposited or                                                         Offering
                Bonds Contracted for<F1><F5>                                                                       Price To
Aggregate                                                                                      Redemption          North
Principal<F1>                                                                Rating<F2>        Feature<F3>         Carolina
                                                                       Standard                                    Quality
                                                                       & Poor's     Moody's                        Trust<F4>
$    200,000    County of Wayne, North Carolina, Refunding
                 Certificates of Participation, Series 1994 (Bank
                 Qualified) MBIA Insured                                                       2004 @ 102
                 #5.10%  Due 8/1/2010.................................         AAA        Aaa  2008 @ 100 S.F.    $     176,344
    250,000     City of Fayetteville, North Carolina, Public Works
                 Commission Revenue Refunding Bonds, Series
                 1993 (FGIC Insured)                                                           2003 @ 100
                 #4.75%  Due 3/1/2014.................................         AAA        Aaa  2011 @ 100 S.F.          205,763
    500,000     Durham County, North Carolina, Certificates of
                 Participation, Hospital and Office Facilities
                 Project, Series 1994                                                          2004 @ 102
                 #6.00%  Due 5/1/2017.................................          AA         Aa  2015 @ 100 S.F.          478,755
     500,000    North Carolina Municipal Power Agency No. 1,
                 Catawba Electric Revenue Refunding Bonds,
                 Series 1992 (MBIA Insured)                                                    2003 @ 100
                 #5.75%  Due 1/1/2020.................................         AAA        Aaa  2019 @ 100 S.F.          456,230
    500,000     North Carolina Medical Care Commission, Hospital
                 Revenue Refunding Bonds (Presbyterian Health
                 Services Corp. Project) Series 1993                                           2003 @ 102
                 #5.50%  Due 10/1/2020................................          AA         Aa  2015 @ 100 S.F.          446,230
    250,000     North Carolina Medical Care Commission, Hospital
                 Revenue Refunding Bonds (North Carolina
                 Baptist Hospitals Project) Series 1992A                                       2002 @ 102
                 #6.00%  Due 6/1/2022.................................         AA-         Aa  2015 @ 100 S.F.          239,890
     500,000    North Carolina Eastern Municipal Power Agency,
                 Power System Revenue Bonds, Refunding Series
                 1993B (FGIC Insured)
                 #6.25%  Due 1/1/2023.................................         AAA        Aaa   2003 @ 102              486,365
    300,000     Board of Governors of the University of North
                 Carolina (North Carolina) University of North
                 Carolina Hospitals at Chapel Hill, Revenue Bonds,
                 Series 1992                                                                   2002 @ 102
                 #6.00%  Due 2/15/2024................................         AA-         A1  2018 @ 100 S.F.          287,574
$     3,000,000                                                                                                   $   2,777,151




For an explanation of the footnotes used on this page, see "Notes to Portfolios".


NOTES TO PORTFOLIOS:As of the Date of Deposit: September 29, 1994

(1)All Securities are represented by "regular way"or "when issued"contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from August 24,1994 to September 28,1994. These Securities have expected settlement dates ranging from September 29,1994 to November 1,1994 (see "Unitholder Explanations").

(2)All ratings are by Standard & Poor's Corporation unless otherwise indicated. "*"indicates that the rating of the Bond is by Moody's Investors Service, Inc. The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y"indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "N/R"indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings".

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F."indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status".

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations
- --Public Offering--Offering Price").

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:



                                                                                     Annual
                                                  Annual                  Profit     Interest    Bid Side
Trust                                             Insurance  Cost to      (Loss) to  Income to   Evaluation of
                                                  Cost       Sponsor      Sponsor    Trust       Bonds
California IM-IT.................................. $    -- $   2,875,395 $   17,080 $   183,038 $   2,867,925
Florida IM-IT Intermediate Laddered Maturity...... $    -- $   2,941,745 $   16,693 $   145,380 $   2,936,350
Florida IM-IT..................................... $    -- $   2,942,360 $   20,969 $   185,970 $   2,939,750
New Jersey IM-IT Intermediate Laddered Maturity... $   205 $   2,964,298 $    8,363 $   151,040 $   2,950,188
Pennsylvania IM-IT................................ $    -- $   2,860,150 $   16,119 $   183,300 $   2,853,688
Texas IM-IT Intermediate Laddered Maturity........ $    -- $   2,952,804 $   11,446 $   151,120 $   2,941,725
Texas IM-IT....................................... $    -- $   2,852,412 $    8,908 $   181,550 $   2,837,625
North Carolina Quality............................ $    -- $   2,749,624 $   27,527 $   172,575 $   2,754,813




The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued"or " delayed delivery"basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:



                                                   Percent of
Trust                                              Aggregate Principal    Range of Days Subsequent
                                                   Amount                 to First Settlement Date
California IM-IT..................................                  --                    --
Florida IM-IT Intermediate Laddered Maturity......                  23%                5 to 13 days
Florida IM-IT.....................................                  16%                  13 days
New Jersey IM-IT Intermediate Laddered Maturity...                  --                    --
Pennsylvania IM-IT................................                  --                    --
Texas IM-IT Intermediate Laddered Maturity........                  59%               5 to 19  days
Texas IM-IT.......................................                  45%                6 to 25 days
North Carolina Quality............................                  --                    --



On the Date of Deposit, the offering side evaluations of the Securities in the California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts were higher than the bid side evaluations of such Securities by 0.78%, 0.74%, 0.77%, 0.75%, 0.73%, 0.75%, 0.78% and 0.74%, respectively, of the aggregate principal amounts of such Securities.

"#"indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon"bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 3% of the aggregate principal amount
of the Securities in the      Texas IM-IT Intermediate Laddered Maturity Trust
are "zero coupon"bonds.

Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.



                                                                                                    California
Name                                                                                                IM-IT Trust
                                      Address                                                           Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181             2,322
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048         250
Crowell, Weedon & Company             One Wilshire Boulevard, Los Angeles, California 90017              100
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103              100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                           100
Edward D. Jones & Co.                 201 Progress Parkway, Maryland Heights, Missouri  63043            100
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                     100
                                                                                                       3,072








                                                                                                      Florida
                                                                                                       IM-IT
                                                                                                    Intermediate
                                                                                                    Laddered
Name                                                                                                Maturity Trust
                                      Address                                                           Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181             2,550
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048         250
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                           100
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                     100
                                                                                                       3,000








                                                                                                       Florida
Name                                                                                                 IM-IT Trust
                                      Address                                                            Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181              2,347
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103               250
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                      250
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048          100
First of Michigan Corporation         100 Renaissance Center, 26th Floor, Detroit, Michigan 48243         100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                            100
                                                                                                        3,147








                                                                                                    New Jersey
                                                                                                       IM-IT
                                                                                                    Intermediate
                                                                                                    Laddered
Name                                                                                                Maturity Trust
                                      Address                                                           Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181             2,400
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048         250
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                     250
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                           100
                                                                                                       3,000








                                                                                                           Pennsylvania
Name                                                                                                       IM-IT Trust
                                      Address                                                                  Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,105
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048                250
Advest, Inc.                          280 Trumbull Street, Hartford, Connecticut 06103                          100
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103                     100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                                  100
Janney Montgomery Scott Inc.          1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103          100
Legg Mason Wood Walker, Inc.          111 South Calvert Street, Baltimore, Maryland 21202                       100
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                            100
Wheat, First Securities, Inc.         River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219         100
                                                                                                              3,055








                                                                                                         Texas
                                                                                                        IM-IT
                                                                                                     Intermediate
                                                                                                     Laddered
Name                                                                                                 Maturity Trust
                                      Address                                                            Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181              2,600
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048          100
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                      100
Smith Barney Inc.                     2 World Trade Center, 101st Floor, New York, New York 10048         100
Southwest Securities Inc.             1201 Elm Street, Suite 4300, Dallas, Texas 75270                    100
                                                                                                        3,000








                                                                                                        Texas
Name                                                                                                IM-IT Trust
                                      Address                                                           Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181             2,539
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048         100
A.G. Edwards & Sons, Inc.             One North Jefferson Avenue, St. Louis, Missouri 63103              100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                           100
Edward D. Jones & Co.                 201 Progress Parkway, Maryland Heights, Missouri  63043            100
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                     100
                                                                                                       3,039








                                                                                                           North Carolina
Name                                                                                                       Quality Trust
                                      Address                                                                  Units
Van Kampen Merritt Inc.               One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    2,449
Dean Witter Reynolds, Incorporated    2 World Trade Center, 59th Floor, New York, New York 10048                100
Gruntal & Co., Incorporated           14 Wall Street, New York, New York 10005                                  100
Edward D. Jones & Co.                 201 Progress Parkway, Maryland Heights, Missouri  63043                   100
Prudential Securities Inc.            32 Old Slip, 16th Floor, Financial Square, New York,
    Unit Investment Trust Dept.       New York 10292                                                            100
Wheat, First Securities, Inc.         River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219         100
                                                                                                              2,949




Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation"and "Portfolio"for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES

Sponsor. Van Kampen Merritt Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen Merritt Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen Merritt Inc. management owns a significant minority equity position. Van Kampen Merritt Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has its principal office at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1993 the total stockholders' equity of Van Kampen Merritt Inc. was $122,167,000 (audited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of March 31, 1994, the Sponsor and its affiliates managed or supervised approximately $36.5 billion of investment products, of which over $24 billion is invested in municipal securities. The Sponsor and its affiliates managed $22.5 billion of assets, consisting of $8.2 billion for 21 open end mutual funds, $8.0 billion for 34 closed-end funds and $6.3 billion for 51 institutional accounts. The Sponsor has also deposited approximately $24 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $14 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over one million retail investor accounts, opened through retail distribution firms. Van Kampen Merritt Inc. is the sponsor of the various series of the trusts listed below and the distributor of the mutual funds and closed-end funds listed below. Unitholders may only invest in the trusts, mutual funds and closed-end funds which are registered for sale in the state of residence of such Unitholder. In order for a Unitholder to invest in the trusts, mutual funds and closed-end funds listed below, such Unitholder must obtain a prospectus relating to the trust or fund involved. A prospectus is the only means by which an offer can be delivered to investors.





Name of Trust
Trust Investment Objective


                                                                      Tax-exempt income by investing in insured municipal
Insured Municipals Income Trust...................................... securities
                                                                      Double tax-exemption for California residents by investing
California Insured Municipals Income Trust........................... in insured California municipal securities
                                                                      Double and in certain cases triple tax-exemption for New
                                                                      York residents by investing in insured New York municipal
New York Insured Municipals Income Trust............................. securities
                                                                      Double and in certain cases triple tax-exemption for
                                                                      Pennsylvania residents by investing in insured Pennsylvania
Pennsylvania Insured Municipals Income Trust......................... municipal securities
Insured Municipals Income Trust, Insured Multi-Series
 (Premium Bond Series, National, Limited Maturity,
 Intermediate, Short Intermediate, Discount, Alabama, Arizona,
 Arkansas, California, California Intermediate, California
 Intermediate Laddered Maturity, California Premium, Colorado,
 Connecticut, Florida, Florida Intermediate, Florida Intermediate
 Laddered Maturity, Georgia, Louisiana, Massachusetts,
 Massachusetts Premium, Michigan, Michigan Intermediate,
 Michigan Intermediate Laddered Maturity, Michigan Premium,
 Minnesota, Missouri, Missouri Intermediate Laddered Maturity,
 Missouri Premium, New Jersey, New Jersey Intermediate
 Laddered Maturity, New Mexico, New York, New York
 Intermediate, New York Intermediate Laddered Maturity, New           Tax-exempt income by investing in insured municipal
 York Limited Maturity, Ohio, Ohio Intermediate, Ohio                 securities; all issuers of bonds in a state trust are
 Intermediate Laddered Maturity, Ohio Premium, Oklahoma,              located in such state or in territories or possessions of
 Pennsylvania, Pennsylvania Intermediate, Pennsylvania                the United States-- providing exemptions from all state
 Intermediate Laddered Maturity, Pennsylvania Premium,                income tax for residents of such state (except for the
 Tennessee, Texas, Texas Intermediate Laddered Maturity,              Oklahoma IM-IT Trust where a portion of the income of the
 Washington, West Virginia).......................................... Trust is subject to the Oklahoma state income tax
                                                                      Tax-exempt income by investing in insured municipal
Insured Tax Free Bond Trust.......................................... securities
                                                                      Tax-exempt income by investing in insured municipal
                                                                      securities; all issuers of bonds in a state trust are
Insured Tax Free Bond Trust, Insured Multi-Series                     located in such state--providing exemptions from state
 (National Limited Maturity, New York)............................... income tax for residents of such state






Investors' Quality Tax-Exempt Trust.............................. Tax-exempt income by investing in municipal securities
Investors' Quality Tax-Exempt Trust, Multi-Series
 (National, National AMT, Intermediate, Alabama, Arizona,
 Arkansas, California, Colorado, Connecticut, Delaware,
 Florida, Georgia, Hawaii, Kansas, Kentucky, Maine, Maryland,     Tax-exempt income by investing in municipal securities; all
 Massachusetts, Michigan, Minnesota, Missouri, Nebraska,          issuers of bonds in a state trust are located in such state or
 New Jersey, New York, North Carolina, Ohio, Oregon,              in territories or possessions of the United States--providing
 Pennsylvania, South Carolina, Virginia)......................... exemptions from state income tax for residents of such state
                                                                  Tax-exempt income for investors not subject to the alternative minimum tax by investing in municipal securities, some or all of
Investors' Quality Municipals Trust, AMT Series...................which are subject to the Federal alternative minimum tax
Investors' Corporate Income Trust.................................Taxable income by investing in corporate bonds
Investors' Governmental Securities--Income Trust................. Taxable income by investing in government-backed GNMA securities
                                                                  High current income through an investment in a diversified portfolio of foreign currency denominated corporate debt
Van Kampen Merritt International Bond Income Trust................obligations
                                                                  High current income consistent with preservation of capital through a diversified investment in a fixed portfolio of
Van Kampen Merritt Insured Income Trust...........................insured, long-term or intermediate-term corporate debt securities
                                                                  High dividend income and capital appreciation by investing in
Van Kampen Merritt Utility Income Trust...........................common stock of electric utilities
                                                                  Provide the potential for capital appreciation and income by investing in a portfolio of actively traded, New York Stock
                                                                  Exchange listed equity securities which are components of the
Van Kampen Merritt Blue Chip Opportunity Trust....................Dow Jones Industrial Average*
                                                                  Protect Unitholders' capital and provide the potential for capital appreciation and income by investing a portion of its portfolio in "zero coupon"U.S. Treasury obligations and
                                                                  the remainder of the trust's portfolio in actively traded, New
                                                                  York Stock Exchange listed equity securities which at the time
Van Kampen Merritt Blue Chip Opportunity and                      of the creation of the trust were components of the Dow Jones
 Treasury Trust...................................................Industrial Average*
                                                                  High current income consistent with preservation of capital through a diversified investment in a fixed portfolio primarily consisting of Brady Bonds of emerging market countries that have restructured sovereign debt pursuant to the framework of the
Van Kampen Merritt Emerging Markets Income Trust..................Brady Plan
                                                                  Provide the potential for capital appreciation and income
                                                                  consistent with the preservation of invested capital, by
                                                                  investing in a portfolio of equity securities which provide
Van Kampen Merritt Global Telecommunications Trust................equipment for or services to the telecommunications industry
                                                                  Provide the potential for capital appreciation and income
                                                                  consistent with the preservation of invested capital, by
                                                                  investing in a portfolio of equity securities diversified within
Van Kampen Merritt Global Energy Trust............................the energy industry
                                                                  Provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with preservation of invested capital, by investing in a
Strategic Ten Trust                                               portfolio of common stocks of the ten companies in a recognized
 (United States, United Kingdom, and Hong Kong Portfolios)........stock exchange index having the highest dividend yields
                                                                  Provide the potential for capital appreciation and income
                                                                  consistent with the preservation of invested capital, by
                                                                  investing in a portfolio of equity securities diversified within
Van Kampen Merritt Brand Name Equity Trust........................the non-durable consumer products industry




*The Dow Jones Industrial Average is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsor a license to use the Dow Jones Industrial Average.



Name of Mutual Fund
Fund Investment Objective


Van Kampen Merritt U.S. Government Fund....................High current income by investing in U.S. Government securities
                                                           High current income exempt from Federal income taxes by investing in
Van Kampen Merritt Insured Tax Free Income Fund............insured municipal securities
                                                           High level of current income exempt from Federal income tax, consistent
Van Kampen Merritt Municipal Income Fund...................with preservation of capital
                                                           High current income exempt from Federal income taxes by investing in
Van Kampen Merritt Tax Free High Income Fund...............medium and lower grade municipal securities
                                                           High current income exempt from Federal and California income taxes by
Van Kampen Merritt California Insured Tax Free Fund........investing in insured California municipal securities
                                                           Provide a high level of current income by investing in medium and lower grade domestic and foreign government and corporate debt securities.
Van Kampen Merritt High Yield Fund.........................The Fund will seek capital appreciation as a secondary objective
                                                           Long-term growth of both capital and dividend income by investing in
Van Kampen Merritt Growth and Income Fund..................dividend paying common stocks
                                                           High current income exempt from Federal and Pennsylvania state and local income taxes by investing in medium and lower grade Pennsylvania
Van Kampen Merritt Pennsylvania Tax Free Income Fund.......municipal securities
                                                           High current income by investing in a broad range of money market
Van Kampen Merritt Money Market Fund.......................instruments that will mature within twelve months
                                                           High current income exempt from Federal income taxes by investing in a broad range of municipal securities that will mature within twelve
Van Kampen Merritt Tax Free Money Fund.....................months
                                                           High current income by investing in a global portfolio of high quality debt securities denominated in various currencies having remaining
Van Kampen Merritt Short-Term Global Income Fund...........maturities of not more than three years
                                                           High level of current income with a relatively stable net asset value
Van Kampen Merritt Adjustable Rate U.S. Government Fund....investing in U.S. Government securities
                                                           High level of current income exempt from federal income tax, consistent
Van Kampen Merritt Limited Term Municipal Income Fund......with preservation of capital
                                                           Provide capital appreciation and current income by investing in a diversified portfolio of common stocks and income securities issued by
Van Kampen Merritt Utility Fund............................companies engaged in the utilities industry
                                                           Provide shareholders with high current income. The Fund will seek
Van Kampen Merritt Strategic Income Fund...................capital appreciation as a secondary objective






Name of Closed-end Fund
Fund Investment Objective


                                                               High current income exempt from Federal income taxes with safety of principal by investing in a diversified portfolio of investment
Van Kampen Merritt Municipal Income Trust......................grade municipal securities
                                                               High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of
Van Kampen Merritt California Municipal Trust..................investment grade California municipal securities
                                                               High current income while seeking to preserve shareholders' capital by investing in a diversified portfolio of high yield fixed income
Van Kampen Merritt Intermediate Term High Income Trust.........securities
                                                               High current income while seeking to preserve shareholders' capital by investing in a diversified portfolio of high yield fixed income
Van Kampen Merritt Limited Term High Income Trust..............securities
                                                               High current income, consistent with preservation of capital by
Van Kampen Merritt Prime Rate Income Trust.....................investing in interests in floating or variable rate senior loans
                                                               High current income exempt from Federal income tax, consistent with
Van Kampen Merritt Investment Grade Municipal Trust............preservation of capital
                                                               High level of current income exempt from Federal income tax,
Van Kampen Merritt Municipal Trust.............................consistent with preservation of capital
                                                               High current income exempt from Federal and California income taxes with safety of principal by investing in a diversified portfolio of
Van Kampen Merritt California Quality Municipal Trust..........investment grade California municipal securities
                                                               High current income exempt from Federal income taxes and Florida intangible personal property taxes with safety of principal by investing in a diversified portfolio of investment grade Florida
Van Kampen Merritt Florida Quality Municipal Trust.............municipal securities
                                                               High current income exempt from Federal as well as New York State and New York City income taxes with safety of principal by investing in a diversified portfolio of investment grade New York
Van Kampen Merritt New York Quality Municipal Trust............municipal securities
                                                               High current income exempt from Federal and Ohio income taxes with safety of principal by investing in a diversified portfolio of
Van Kampen Merritt Ohio Quality Municipal Trust................investment grade Ohio municipal securities
                                                               High current income exempt from Federal and Pennsylvania income taxes with safety of principal by investing in a diversified
Van Kampen Merritt Pennsylvania Quality Municipal Trust........portfolio of investment grade Pennsylvania municipal securities
                                                               High level of current income exempt from Federal income tax,
Van Kampen Merritt Trust for Investment Grade Municipals.......consistent with preservation of capital
                                                               High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
                                                               diversified portfolio of municipal securities which are covered by
Van Kampen Merritt Trust for Insured Municipals................insurance with respect to timely payment of principal and interest
                                                               High level of current income exempt from Federal and California income taxes, consistent with preservation of capital by investing
Van Kampen Merritt Trust for Investment Grade CA Municipals....in a diversified portfolio of California municipal securities
                                                               High level of current income exempt from Federal income taxes, consistent with preservation of capital. The Fund also seeks to offer its Shareholders the opportunity to own securities exempt
Van Kampen Merritt Trust for Investment Grade FL Municipals....from Florida intangible personal property taxes
                                                               High level of current income exempt from Federal income taxes and
Van Kampen Merritt Trust for Investment Grade NJ Municipals    New Jersey gross income taxes, consistent with preservation of
  .............................................................capital
                                                               High level of current income exempt from Federal as well as from
                                                               New York State and New York City income taxes, consistent with
Van Kampen Merritt Trust for Investment Grade NY Municipals....preservation of capital
                                                               High level of current income exempt from Federal and Pennsylvania income taxes and, where possible under local law, local income and
Van Kampen Merritt Trust for Investment Grade PA Municipals....property taxes, consistent with preservation of capital
                                                               High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
Van Kampen Merritt Municipal Opportunity Trust.................diversified portfolio of municipal securities
                                                               High level of current income exempt from Federal income tax, consistent with preservation of capital by investing in a
Van Kampen Merritt Advantage Municipal Income Trust............diversified portfolio of municipal securities
                                                               High level of current income exempt from Federal and Pennsylvania
Van Kampen Merritt Advantage Pennsylvania Municipal            income taxes and, where possible under local law, local income and
 Income Trust..................................................property taxes, consistent with preservation of capital
                                                               Provide common shareholders with a high level of current income exempt from Federal income taxes, consistent with preservation of
Van Kampen Merritt Strategic Sector Municipal Trust............capital
                                                               High level of current income exempt from Federal income taxes,
Van Kampen Merritt Value Municipal Income Trust................consistent with preservation of capital
Van Kampen Merritt California Value Municipal                  High level of current income exempt from Federal and California
 Income Trust..................................................income taxes, consistent with preservation of capital
                                                               High level of current income exempt from Federal income taxes and
Van Kampen Merritt Massachusetts Value Municipal               Massachusetts personal income taxes, consistent with preservation
  Income Trust.................................................of capital
Van Kampen Merritt New Jersey Value Municipal                  High level of current income exempt from Federal income taxes and
 Income Trust..................................................New Jersey gross income tax, consistent with preservation of capital
                                                               High level of current income exempt from Federal as well as New
Van Kampen Merritt New York Value Municipal                    York State and New York City income taxes, consistent with
 Income Trust..................................................preservation of capital
Van Kampen Merritt Ohio Value Municipal Income                 High level of current income exempt from Federal and Ohio income
 Trust.........................................................taxes, consistent with preservation of capital
Van Kampen Merritt Pennsylvania Value Municipal                High level of current income exempt from Federal and Pennsylvania
  Income Trust.................................................income taxes, consistent with preservation of capital
                                                               High level of current income exempt from federal income tax,
Van Kampen Merritt Municipal Opportunity Trust II..............consistent with preservation of capital
                                                               High level of current income exempt from federal income tax, consistent with preservation of capital. The Fund seeks to offer its common shareholders the opportunity to own securities exempt
Van Kampen Merritt Florida Municipal Opportunity Trust ........from Florida intangible personal property taxes
                                                               Provide common shareholders with a high level of current income exempt from federal income tax, consistent with preservation of
Van Kampen Merritt Advantage Municipal Income Trust II.........capital
                                                               To provide common shareholders with a high level of current income exempt from federal income tax, consistent with preservation of
Van Kampen Merritt Select Sector Municipal Trust...............capital




If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under "Summary of Essential Financial Information"for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information"for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter"in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information"for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information"for the applicable Trust. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter"in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information"for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided"and "Trustee"above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering-- Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts"regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios", so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts.

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of a State Trust (other than a State Intermediate Laddered Maturity Trust), or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting") at the Public Offering Price, plus Purchased Interest, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Purchased and Accrued Interest--Accrued Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price, plus Purchased Interest plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period $20.00 per Unit for less than 100 Units, $22.00 per Unit for any single transaction of 100 to 249 Units, $21.50 per Unit for any single transaction of 250 to 499 Units, $24.50 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units of a State Intermediate Laddered Maturity Trust, in the case of a State Trust (other than a State Intermediate Laddered Maturity Trust) $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General". Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see " Unitholder Explanations--Public Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering".

To facilitate the handling of transactions during the initial offering period, sales of Units shall normally be limited to transactions involving a minimum of five Units. Further purchases may be made in multiples of one Unit. The minimum purchase in the secondary market will be one Unit.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting"
.

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units (excluding Purchased Interest) as indicated under "Unitholder Explanations--Public Offering--Offering Price"less any reduced sales charges for quantity purchases as described under "Unitholder
Explanations--Public Offering--General".

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $22.00, $22.00 and $35.00 per Unit of
any Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, State Intermediate Laddered Maturity and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any State Trust (other than a State Intermediate Laddered Maturity Trust) the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any State Intermediate Laddered Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $24.75 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any Pennsylvania IM-IT Trust the Underwriters will receive from the Sponsor commissions totalling $35.00 per Unit for any single transaction of 100 to 249 Units, $36.00 per Unit for any single transaction of 250 to 499 units, $37.00 per Unit for any single transaction of 500 to 999 Units and $38.00 per Unit for any single transaction of 1,000 or more Units. In addition, any Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any Pennsylvania IM-IT Trust will receive an additional $2.00 per each such Unit. See "Unitholder Explanations--Public Offering--General."Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Services, Inc. of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting"and "Portfolio"for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby and certain matters relating to Federal and Florida tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Orrick, Herrington & Sutcliffe has acted as special counsel to the Fund for California tax matters. Pitney, Hardin, Kipp & Szuch has acted as special counsel to the Fund for New Jersey tax matters. Hunton & Williams has acted as special counsel to the Fund for North Carolina tax matters. Saul, Ewing, Remick & Saul has acted as special counsel to the Fund for Pennsylvania tax matters. Leonard Hurt Terry & Blinn has acted as special counsel to the Fund for Texas tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status"relating to the Trust for which it has provided an opinion.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost;

Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

"The Revenue Reconciliation Act of 1993"(the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings"includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user"and "related person"are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user"or a "related person"as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income"plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income"plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status"for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's Corporation. A Standard & Poor's Corporation ("Standard
& Poor's") corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA"to "BBB"may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

*As published by the rating companies.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen Merritt Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 233 (California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 233 (California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts) as of September 29, 1994. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 233 (California IM-IT, Florida IM-IT Intermediate Laddered Maturity, Florida IM-IT, New Jersey IM-IT Intermediate Laddered Maturity, Pennsylvania IM-IT, Texas IM-IT Intermediate Laddered Maturity, Texas IM-IT and North Carolina Quality Trusts) as of September 29, 1994, in conformity with generally accepted accounting principles.



Chicago, Illinois                                        GRANT THORNTON

September 29, 1994






INSURED MUNICIPALS INCOME TRUST
and
INVESTORS' QUALITY TAX-EXEMPT TRUST

MULTI-SERIES 233
Statements of Condition
As of
September 29, 1994

                                                                        Florida                     New Jersey
                                                                        IM-IT                       IM-IT
                                                                        Intermediate                Intermediate
INVESTMENT IN SECURITIES                                  California    Laddered      Florida       Laddered
                                                          IM-IT Trust   Maturity Trust IM-IT Trust   Maturity Trust
Contracts to purchase tax-exempt securities
 <F1><F2><F4>............................................ $   2,892,475 $   2,958,438 $   2,963,329 $   2,972,661
Accrued interest to the First Settlement Date <F1><F4>...        38,182        21,812        53,096        24,163
Total.................................................... $   2,930,657 $   2,980,250 $   3,016,425 $   2,996,824
LIABILITY AND INTEREST OF
UNITHOLDERS

Liability-- .............................................
 Accrued interest payable to Sponsor <F1><F4>             $       7,676 $          -- $      22,101 $          --
Interest of Unitholders-- ...............................
Cost to investors <F3>...................................     3,072,000     3,071,730     3,147,000     3,088,740
Less: Gross underwriting commission <F3>.................       149,019        91,480       152,676        91,916
Net interest to Unitholders <F1><F3><F4>.................     2,922,981     2,980,250     2,994,324     2,996,824
Total.................................................... $   2,930,657 $   2,980,250 $   3,016,425 $   2,996,824




<F1>The aggregate value of the Securities listed under "Portfolio"for each Trust herein, and their cost to such Trust are the same. The value of the
Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price".
The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:
                                                                                           Accrued
                                                               Principal     Offering      Interest to
                                                 Amount of     Amount of     Price of      Expected
                                                 Letter of     Bonds Under   Bonds Under   Delivery
                                                 Credit        Contracts     Contracts     Dates
California IM-IT Trust.........................  $2,929,450....$3,135,000....$2,892,475....$36,975...
Florida IM-IT Intermediate Laddered Maturity
 Trust.........................................  $2,979,401....$3,000,000....$2,958,438....$20,963...
Florida IM-IT Trust............................  $3,015,502....$3,080,000....$2,963,329....$52,173...
New Jersey IM-IT Intermediate Laddered
 Maturity Trust................................  $2,994,393....$3,000,000....$2,972,661....$21,732...


<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"and "Trust
Administration--General--Sponsor and Underwriter Profits"and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased
Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.





INSURED MUNICIPALS INCOME TRUST
and
INVESTORS' QUALITY TAX-EXEMPT TRUST

MULTI-SERIES 233
Statements of Condition (Continued)
As of
September 29, 1994

                                                                        Texas
                                                                        IM-IT
                                                                        Intermediate
INVESTMENT IN SECURITIES                                  Pennsylvania  Laddered      Texas         North Carolina
                                                          IM-IT Trust   Maturity Trust IM-IT Trust   Quality Trust
Contracts to purchase tax-exempt securities
 <F1><F2><F4>............................................ $   2,876,269 $   2,964,250 $   2,861,320 $   2,777,151
Accrued interest to the First Settlement Date <F1><F4>...        53,919        24,599        38,119        47,470
Total.................................................... $   2,930,188 $   2,988,849 $   2,899,439 $   2,824,621
LIABILITY AND INTEREST OF
UNITHOLDERS

Liability-- .............................................
 Accrued interest payable to Sponsor <F1><F4>             $      23,369 $          -- $       7,860 $      18,707
Interest of Unitholders-- ...............................
Cost to investors <F3>...................................     3,055,000     3,080,520     3,039,000     2,949,000
Less: Gross underwriting commission <F3>.................       148,181        91,671       147,421       143,086
Net interest to Unitholders <F1><F3><F4>.................     2,906,819     2,988,849     2,891,579     2,805,914
Total.................................................... $   2,930,188 $   2,988,849 $   2,899,439 $   2,824,621




<F1>The aggregate value of the Securities listed under "Portfolio"for each Trust herein, and their cost to such Trust are the same. The value of the
Securities is determined by Interactive Data Services, Inc. on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price".
The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:
                                                                                         Accrued
                                                             Principal     Offering      Interest to
                                               Amount of     Amount of     Price of      Expected
                                               Letter of     Bonds Under   Bonds Under   Delivery
                                               Credit        Contracts     Contracts     Dates
Pennsylvania IM-IT Trust...................... $   2,928,395 $   3,100,000 $   2,876,269 $   52,126
Texas IM-IT Intermediate Laddered Maturity
 Trust........................................ $   2,989,589 $   3,000,000 $   2,964,250 $   25,339
Texas IM-IT Trust............................. $   2,901,200 $   3,055,000 $   2,861,320 $   39,880
North Carolina Quality Trust.................. $   2,821,664 $   3,000,000 $   2,777,151 $   44,513




<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units. The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"and "Trust Administration--General--Sponsor and Underwriter Profits"and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Accrued interest on the underlying Securities represents the interest accrued as of the First Settlement Date from the later of the last payment date on the Securities or the date of issuance thereof. The Trustee may advance to the Trust a portion of the accrued interest on the underlying Securities for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date. A portion of the accrued interest ("Purchased Interest") on the underlying Securities, as indicated under "Summary of Essential Financial Information", is payable by investors and is included in the Public Offering Price. Purchased Interest is the difference between Accrued interest to the First Settlement Date and Accrued interest payable to Sponsor.

EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1994. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $111,800. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status"for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.



CALIFORNIA



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*      5 1/2%     6%     6 1/2%     7%      7 1/2%     8%      8 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$         0 - 22.80  $         0 - 38.00     20.1%      6.88%     7.51%     8.14%     8.76%     9.39%   10.01%   10.64%
       22.80 - 55.10       38.00 - 91.90     34.7       8.42      9.19      9.95     10.72     11.49    12.25    13.02
                          91.90 - 140.00     37.4       8.79      9.58     10.38     11.18     11.98    12.78    13.58
     55.10 - 115.00                          37.9       8.86      9.66     10.47     11.27     12.08    12.88    13.69
    115.00 - 212.38      140.00 - 250.00     42.4       9.55     10.42     11.28     12.15     13.02    13.89    14.76
    212.38 - 250.00                            43       9.65     10.53     11.40     12.28     13.16    14.04    14.91
                          250.00 - 424.76    45.6      10.11     11.03     11.95     12.87     13.79    14.71    15.63
        Over 250.00          Over 250.00     46.2      10.22     11.15     12.08     13.01     13.94    14.87    15.80




*The State tax rates assumed do not take into account possible adjustment of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit for the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.



FLORIDA



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*   4 1/2%     5%     5 1/2%    6%    6 1/2%     7%     7 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$         0 - 22.80  $         0 - 38.00       15%     5.29%   5.88%    6.47%   7.06%    7.65%    8.24%    8.82%
      22.80 - 55.10        38.00 - 91.90       28      6.25    6.94     7.64    8.33     9.03     9.72    10.42
     55.10 - 115.00       91.90 - 140.00       31      6.52    7.25     7.97    8.70     9.42    10.14    10.87
    115.00 - 250.00      140.00 - 250.00       36      7.03    7.81     8.59    9.38    10.16    10.94    11.72
        Over 250.00          Over 250.00     39.6      7.45    8.28     9.11    9.93    10.76    11.59    12.42


 INTERMEDIATE LADDERED MATURITY

* The State of Florida imposes no income tax on individuals; accordingly, the table reflects only the exemption from Federal income taxes. The table does not reflect the exemption of Units of the Florida Trust from the State's intangible tax; accordingly, Florida residents subject to such tax would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Florida Trust.



FLORIDA



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*   5 1/2%     6%     6 1/2%    7%    7 1/2%     8%     8 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$         0 - 22.80  $         0 - 38.00       15%     6.47%   7.06%    7.65%    8.24%    8.82%    9.41%   10.00%
      22.80 - 55.10        38.00 - 91.90       28      7.64    8.33     9.03     9.72    10.42    11.11    11.81
     55.10 - 115.00       91.90 - 140.00       31      7.97    8.70     9.42    10.14    10.87    11.59    12.32
    115.00 - 250.00      140.00 - 250.00       36      8.59    9.38    10.16    10.94    11.72    12.50    13.28
        Over 250.00          Over 250.00     39.6      9.11    9.93    10.76    11.59    12.42    13.25    14.07




* The State of Florida imposes no income tax on individuals; accordingly, the table reflects only the exemption from Federal income taxes. The table does not reflect the exemption of Units of the Florida Trust from the State's intangible tax; accordingly, Florida residents subject to such tax would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Florida Trust.



NEW JERSEY INTERMEDIATE LADDERED MATURITY



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket    4 1/2%     5%     5 1/2%    6%    6 1/2%     7%     7 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$         0 - 22.80  $         0 - 38.00       17%     5.42%   6.02%    6.63%    7.23%    7.83%    8.43%    9.04%
      22.80 - 55.10        38.00 - 91.90     32.5      6.67    7.41     8.15     8.89     9.63    10.37    11.11
                          91.90 - 140.00     35.3      6.96    7.73     8.50     9.27    10.05    10.82    11.59
      55.10 - 115.00                         35.6      6.99    7.76     8.54     9.32    10.09    10.87    11.65
    115.00 - 250.00      140.00 - 250.00     40.3      7.54    8.38     9.21    10.05    10.89    11.73    12.56
        Over 250.00          Over 250.00     43.6      7.98    8.87     9.75    10.64    11.52    12.41    13.30






PENNSYLVANIA



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*   5 1/2%     6%     6 1/2%    7%    7 1/2%     8%     8 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00     17.4%     6.66%     7.26%     7.87%     8.47%     9.08%    9.69%   10.29%
     22.80 -  55.10       38.00 -  91.90       30      7.86      8.57      9.29     10.00     10.71    11.43    12.14
     55.10 - 115.00       91.90 - 140.00     32.9      8.20      8.94      9.69     10.43     11.18    11.92    12.67
    115.00 - 250.00      140.00 - 250.00     37.8      8.84      9.65     10.45     11.25     12.06    12.86    13.67
        Over 250.00          Over 250.00     41.3      9.37     10.22     11.07     11.93     12.78    13.63    14.48




* The table does not reflect the effect of the exemption of the Trust from local personal property taxes and from the Philadelphia School District Investment Net Income Tax, accordingly; residents of Pennsylvania subject to such taxes would need a higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.



TEXAS INTERMEDIATE LADDERED MATURITY



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*   4 1/2%     5%     5 1/2%    6%    6 1/2%     7%     7 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$         0 - 22.80  $         0 - 38.00       15%     5.29%   5.88%    6.47%   7.06%    7.65%    8.24%    8.82%
      22.80 - 55.10        38.00 - 91.90       28      6.25    6.94     7.64    8.33     9.03     9.72    10.42
      55.10 - 115.00       91.90 - 140.00      31      6.52    7.25     7.97    8.70     9.42    10.14    10.87
    115.00 - 250.00      140.00 - 250.00       36      7.03    7.81     8.59    9.38    10.16    10.94    11.72
        Over 250.00          Over 250.00     39.6      7.45    8.28     9.11    9.93    10.76    11.59    12.42




* The State of Texas Currently imposes no income tax on individuals; accordingly, the table reflects only exemption from Federal income taxes.



TEXAS



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*   5 1/2%     6%     6 1/2%    7%    7 1/2%     8%     8 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00       15%     6.47%   7.06%    7.65%    8.24%    8.82%    9.41%   10.00%
     22.80 -  55.10       38.00 -  91.90       28      7.64    8.33     9.03     9.72    10.42    11.11    11.81
      55.10 - 115.00       91.90 - 140.00      31      7.97    8.70     9.42    10.14    10.87    11.59    12.32
    115.00 - 250.00      140.00 - 250.00       36      8.59    9.38    10.16    10.94    11.72    12.50    13.28
        Over 250.00          Over 250.00     39.6      9.11    9.93    10.76    11.59    12.42    13.25    14.07




* The State of Texas Currently imposes no income tax on individuals; accordingly, the table reflects only exemption from Federal income taxes.



NORTH CAROLINA



Taxable Income ($1,000's)                                                          Tax-Exempt Estimated Current Return

              Single                Joint    Tax
              Return               Return  Bracket*   5 1/2%     6%     6 1/2%    7%    7 1/2%     8%     8 1/2 %
                                                                           Equivalent Taxable Estimated Current Return
$        0 -  22.80  $        0 -  38.00       21%     6.96%    7.59%    8.23%    8.86%    9.49%   10.13%   10.76%
     22.80 -  55.10       38.00 -  91.90       33      8.21     8.96     9.70    10.45    11.19    11.94    12.69
      55.10 - 115.00       91.90 - 140.00    36.4      8.65     9.43    10.22    11.01    11.79    12.58    13.36
    115.00 - 250.00      140.00 - 250.00       41      9.32    10.17    11.02    11.86    12.71    13.56    14.41
        Over 250.00          Over 250.00     44.3      9.87    10.77    11.67    12.57    13.46    14.36    15.26




* Combined State and Federal tax bracket was computed giving no effect to the North Carolina tax on intangible personal property. Units in the Trust are not subject to such tax; therefore, equivalent taxable estimated current returns would be greater than the equivalent taxable estimated current returns indicated in the table when compared to obligations subject to the North Carolina tax on intangible personal property.



A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen Merritt sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated distributions of interest, principal and rebates of Purchased Interest to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

California IM-IT Trust

Monthly



                                                                       Estimated
                                               Estimated  Estimated    Purchased  Estimated
Distribution Dates                             Interest   Principal    Interest   Total
(Each Month)                                   Distribution Distribution Rebate     Distribution
November         1994                          $   4.00                           $     4.00
December         1994  - May             2018      4.80                                 4.80
June             2018                              4.80   $    81.38   $    .72        86.90
July             2018  - May             2021      4.44                                 4.44
June             2021                              4.44       162.76       1.57       168.77
July             2021  - September       2021      3.67                                 3.67
October          2021                              3.67       162.76       1.63       168.06
November         2021  - December        2023      2.87                                 2.87
January          2024                              2.87       162.76       1.63       167.26
February         2024                              2.08       141.60       1.41       145.09
March            2024  - August          2024      1.38                                 1.38
September        2024                              1.04       130.21       1.30       132.55
October          2024  - February        2025       .75                                  .75
March            2025                               .67        32.55        .29        33.51
April            2025  - November        2028       .61                                  .61
December         2028                               .61       146.48       1.37       148.46




Florida IM-IT Intermediate Laddered Maturity Trust

Monthly



                                                                        Estimated
                                                Estimated  Estimated    Purchased  Estimated
Distribution Dates                              Interest   Principal    Interest   Total
(Each Month)                                    Distribution Distribution Rebate     Distribution
November         1994                           $   3.22                           $     3.22
December         1994  - November         1999      3.87                                 3.87
December         1999                               3.87   $   200.00   $   1.24       205.11
January          2000  - June             2000      3.19                                 3.19
July             2000                               3.19        66.66        .50        70.35
August           2000                               2.92        13.34        .09        16.35
September        2000                               2.87                                 2.87
October          2000                               2.87       120.00        .81       123.68
November         2000  - March            2001      2.44                                 2.44
April            2001                               2.44        33.33        .24        36.01
May              2001  - June             2001      2.31                                 2.31
July             2001                               2.31        66.67        .52        69.50
August           2001  - September        2001      2.03                                 2.03
October          2001                               2.03       100.00        .75       102.78
November         2001  - February         2002      1.62                                 1.62
March            2002                               1.62       200.00       1.54       203.16
April            2002  - April            2003       .79                                  .79
May              2003                                .79       200.00       1.57       202.36




Florida IM-IT Trust

Monthly



                                                                        Estimated
                                                Estimated  Estimated    Purchased  Estimated
Distribution Dates                              Interest   Principal    Interest   Total
(Each Month)                                    Distribution Distribution Rebate     Distribution
November         1994                           $   3.97                           $     3.97
December         1994  - June             2016      4.76                                 4.76
July             2016                               4.76   $   152.52   $   1.94       159.22
August           2016  - June             2019      3.80                                 3.80
July             2019                               3.80        63.55        .65        68.00
August           2019  - September        2021      3.49                                 3.49
October          2021                               3.49       158.89       1.59       163.97
November         2021  - October          2023      2.71                                 2.71
November         2023                               2.71        95.32        .79        98.82
December         2023  - August           2024      2.32                                 2.32
September        2024                               2.32       158.89       1.59       162.80
October          2024                               1.54       158.88       1.59       162.01
November         2024  - September        2027       .77                                  .77
October          2027                                .77        31.77        .24        32.78
November         2027  - April            2028       .65                                  .65
May              2028                                .65       158.88       1.46       160.99




New Jersey IM-IT Intermediate Laddered Maturity Trust

Monthly



                                                                       Estimated
                                               Estimated  Estimated    Purchased  Estimated
Distribution Dates                             Interest   Principal    Interest   Total
(Each Month)                                   Distribution Distribution Rebate     Distribution
November         1994                          $   3.35                           $     3.35
December         1994  - February        1999      4.02                                 4.02
March            1999                              4.02   $   200.00   $   1.57       205.59
April            1999  - February        2000      3.22                                 3.22
March            2000                              3.15        33.33        .27        36.75
April            2000  - June            2000      3.09                                 3.09
July             2000                              3.09       166.67       1.39       171.15
August           2000  - June            2001      2.38                                 2.38
July             2001                              2.38       200.00       1.68       204.06
August           2001  - June            2002      1.53                                 1.53
July             2002                              1.53       165.00       1.34       167.87
August           2002                               .84                                  .84
September        2002                               .84        33.33        .30        34.47
October          2002  - February        2003       .69                                  .69
March            2003                               .61        35.00        .30        35.91
April            2003  - June            2003       .54                                  .54
July             2003                               .54       166.67       1.20       168.41






Pennsylvania IM-IT Trust

Monthly



                                                                 Estimated
                                           Estimated Estimated   Purchased Estimated
Distribution Dates                         Interest  Principal   Interest  Total
(Each Month)                               Distribution Distribution Rebate    Distribution
November    1994                           $   4.02                        $     4.02
December    1994    - June         2004        4.83                              4.83
July        2004                               4.83  $   114.56  $   1.24      120.63
August      2004    - September    2017        4.22                              4.22
Octobver    2017                               4.22       49.10       .45       53.77
November    2017    - June         2018        4.00                              4.00
July        2018                               4.00       32.73       .29       37.02
August      2018    - October      2021        3.86                              3.86
November    2021                               3.86      163.67      1.75      169.28
December    2021    - June         2022        3.00                              3.00
July        2022                               2.65      327.33      3.10      333.08
August      2022    - June         2023        1.48                              1.48
July        2023                               1.11      163.67      1.43      166.21
August      2023    - June         2026         .79                               .79
July        2026                                .79      163.66      1.74      166.19




Texas IM-IT Intermediate Laddered Maturity Trust

Monthly



                                                                        Estimated
                                                Estimated  Estimated    Purchased  Estimated
Distribution Dates                              Interest   Principal    Interest   Total
(Each Month)                                    Distribution Distribution Rebate     Distribution
November         1994                           $   3.35                           $     3.35
December         1994  - July             1999      4.02                                 4.02
August           1999                               4.02   $    86.66   $    .71        91.39
September        1999                               3.67                                 3.67
October          1999                               3.43       113.34        .92       117.69
November         1999  - December         1999      3.21                                 3.21
January          2000                               3.21       188.33       1.62       193.16
February         2000  - May              2000      2.40                                 2.40
June             2000                               2.37        11.67        .12        14.16
July             2000  - May              2001      2.34                                 2.34
June             2001                               2.34       200.00       1.68       204.02
July             2001  - December         2001      1.50                                 1.50
January          2002                               1.50        33.33                   34.83
February         2002                               1.50        66.67        .58        68.75
March            2002  - August           2002      1.22                                 1.22
September        2002                               1.22       100.00        .82       102.04
October          2002  - January          2003       .81                                  .81
February         2003                                .81       133.33       1.19       135.33
March            2003  - September        2003       .22                                  .22
October          2003                                .07        66.67        .57        67.31








Texas IM-IT Trust

Monthly



                                                                       Estimated
                                               Estimated  Estimated    Purchased  Estimated
Distribution Dates                             Interest   Principal    Interest   Total
(Each Month)                                   Distribution Distribution Rebate     Distribution
November         1994                          $   4.00                           $     4.00
December         1994  - June            2004      4.81                                 4.81
July             2004                              4.81   $    64.16   $    .70        69.67
August           2004  - July            2015      4.46                                 4.46
August           2015                              4.23        65.81        .69        70.73
September        2015                              4.13        49.36        .51        54.00
October          2015  - July            2016      3.88                                 3.88
August           2016                              3.63        69.10        .72        73.45
September        2016  - December        2016      3.52                                 3.52
January          2017                              3.52       164.53       1.73       169.78
February         2017  - August          2020      2.68                                 2.68
September        2020                              2.45        98.72        .88       102.05
October          2020  - April           2022      2.25                                 2.25
May              2022                              2.25       164.52       1.51       168.28
June             2022  - May             2024      1.51                                 1.51
June             2024                              1.10       164.53       1.58       167.21
July             2024  - June            2028       .74                                  .74
July             2028                               .74       164.53       1.64       166.91






North Carolina Quality Trust

Monthly



                                                                        Estimated
                                                Estimated  Estimated    Purchased  Estimated
Distribution Dates                              Interest   Principal    Interest   Total
(Each Month)                                    Distribution Distribution Rebate     Distribution
November         1994                           $   3.92                           $     3.92
December         1994  - July             2010      4.70                                 4.70
August           2010                               4.70   $    67.81   $    .58        73.09
September        2010  - February         2014      4.42                                 4.42
March            2014                               4.42        84.78        .67        89.87
April            2014  - April            2017      4.09                                 4.09
May              2017                               4.09       169.55       1.69       175.33
June             2017  - December         2019      3.26                                 3.26
January          2020                               3.26       169.55       1.62       174.43
February         2020  - September        2020      2.47                                 2.47
October          2020                               2.47       169.55       1.56       173.58
November         2020  - May              2022      1.71                                 1.71
June             2022                               1.71        84.77        .85        87.33
July             2022  - December         2022      1.30                                 1.30
January          2023                               1.30       169.55       1.76       172.61
February         2023  - February         2024       .43                                  .43
March            2024                                .17       101.73       1.02       102.92








No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.





Title
Page
INTRODUCTION                                                     2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                       3
UNITHOLDER EXPLANATIONS                                          7
Settlement of Bonds in the Trusts                                7
The Fund                                                         7
Objectives and Securities Selection                              8
Risk Factors                                                     9
Replacement Bonds                                               12
Bond Redemptions                                                13
Distributions                                                   13
Certificates                                                    13
Estimated Current Returns and Estimated Long-Term Returns       14
Interest Earning Schedule                                       14
Calculation of Estimated Net Annual Interest Income             14
Purchased and Accrued Interest                                  15
Purchased Interest                                              15
Accrued Interest                                                15
Public Offering                                                 15
General                                                         15
Offering Price                                                  17
Market for Units                                                18
Distributions of Interest and Principal                         18
Reinvestment Option                                             19
Redemption of Units                                             20
Reports Provided                                                21
Insurance on the Bonds in the Insured Trusts                    21

CALIFORNIA IM-IT TRUST                                          28
FLORIDA IM-IT INTERMEDIATE LADDERED MATURITY
TRUST                                                           36
FLORIDA IM-IT TRUST                                             42
NEW JERSEY IM-IT INTERMEDIATE LADDERED MATURITY
TRUST                                                           48
PENNSYLVANIA IM-IT TRUST                                        54
TEXAS IM-IT INTERMEDIATE LADDERED MATURITY TRUST                61
TEXAS IM-IT TRUST                                               66
NORTH CAROLINA QUALITY TRUST                                    72

NOTES TO PORTFOLIOS                                             79
UNDERWRITING                                                    81
TRUST ADMINISTRATION                                            85
Fund Administration and Expenses                                85
Sponsor                                                         85
Compensation of Sponsor and Evaluator                           89
Trustee                                                         89
Trustee's Fee                                                   89
Portfolio Administration                                        90
Sponsor Purchases of Units                                      91
Insurance Premiums                                              91
Miscellaneous Expenses                                          91
General                                                         91
Amendment or Termination                                        91
Limitation on Liabilities                                       92
Unit Distribution                                               92
Sponsor and Underwriter Compensation                            93
OTHER MATTERS                                                   94
Legal Opinions                                                  94
Independent Certified Public Accountants                        94
FEDERAL TAX STATUS                                              94
DESCRIPTION OF SECURITIES RATINGS                               97
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                     98
STATEMENTS OF CONDITION                                         99
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                         103
ESTIMATED CASH FLOWS TO UNITHOLDERS                            107

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

(R)denotes a registered trademark of Van Kampen Merritt Inc.


September 29, 1994

Insured Municipals
Income Trust
and
Investors' Quality Tax-
Exempt Trust,
Multi-Series 233

California IM-IT 132
Florida IM-IT Intermediate Laddered Maturity Series 10
Florida IM-IT 84
New Jersey IM-IT Intermediate Laddered Maturity Series 4
Pennsylvania IM-IT 193
Texas IM-IT Intermediate Laddered Maturity Series 1
Texas IM-IT 38
North Carolina Quality 77




Van Kampen Merritt (R)

Investing with a sense of direction

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

Mellon Bank Center
1735 Market Street, Suite 1300
Philadelphia, Pennsylvania 19103

Please retain this Prospectus for future reference.

































































































































































































































































































































































































































































































































































































































































































































































































































                   Contents of Registration Statement


This Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, rating services and legal counsel

The following exhibits:

1.1 Proposed form of Trust Agreement among Van Kampen Merritt Inc., Depositor, and Wall Street Trust, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen Merritt Investment Advisory Corp., as Evaluator (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policy issued by AMBAC Indemnity Corporation and/or Bond Investors Guaranty Insurance Company
     (to be supplied by amendment).

1.5  Form of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion and consent of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

4.1 Consent of Interactive Data Services, Inc. (to be supplied by amendment).

4.2 Consent of Standard & Poor's Corporation (to be supplied by amendment).

4.3  Consent of Grant Thornton (to be supplied by amendment.




                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 236 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 7th day of October, 1994.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 236
                                                            (Registrant)

                                    By Van Kampen Merritt Inc.
                                                             (Depositor)


                                    By   Sandra A. Waterworth

                                         Vice President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on October 7, 1994.

  Signature                 Title

John C. Merritt     Chairman, Chief Executive     )
                      Officer and Director        )

William R. Rybak    Senior Vice President and     )
                      Chief Financial Officer     )

Ronald A. Nyberg    Director                      )

William R. Molinari Director                      )



                                                Sandra A Waterworth
                                                (Attorney-in-fact*)
_______________________________________________________________________
__
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust Multi-Series 203 (File No. 33-65744) and the same are hereby incorporated herein by this reference.